As filed with the Securities and Exchange Commission on November 12, 2008

REGISTRATION NO. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EXELON CORPORATION

(Exact Name of Registrant as Specified in its Charter)

PENNSYLVANIA	4931	23-2990190
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

10 South Dearborn Street

P.O. Box 805379

Chicago, Illinois 60680-5379

800-483-3220

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William A. Von Hoene, Jr.

Executive Vice President and General Counsel

Exelon Corporation

10 South Dearborn Street

P.O. Box 805379

Chicago, Illinois 60680-5379

800-483-3220

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas A. Cole

Frederick C. Lowinger

Richard W. Astle

Michael A. Gordon

Scott R. Williams

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒	Accelerated Filer ☐
Non-Accelerated Filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Offering Price (2)	Amount of Registration Fee (3)
Common Stock, without par value	135,201,700	N/A	$6,347,846,550.50	$249,470.37

(1)	Represents the maximum number of shares of Exelon Corporation common stock that can be issued in the exchange offer and second-step merger.
(2)	Pursuant to Rule 457(c) and Rule 457(f) under the Securities Act of 1933, as amended (the “Securities Act”), and solely for the purpose of calculating the registration fee, the market value of the securities to be received was calculated as the product of (i) 279,026,222 shares of NRG Energy, Inc. common stock (the sum of (a) 233,027,222 shares of NRG Energy, Inc. common stock outstanding, (b) 4 million shares of NRG Energy, Inc. common stock issuable upon the exercise of outstanding options, (c) 40 million shares of NRG Energy, Inc. common stock issuable upon the conversion of outstanding shares of NRG Energy, Inc. preferred stock and (d) 2 million shares of NRG Energy, Inc. common stock issuable upon the exercise or vesting of other equity awards, in each case as of September 30, 2008 (each as reported in NRG Energy, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008), less 1,000 shares of NRG common stock owned by Exelon Corporation and Exelon Xchange Corporation, a direct wholly-owned subsidiary of Exelon Corporation) and (ii) the average of the high and low sales prices of NRG Energy, Inc. common stock as reported on the New York Stock Exchange on November 11, 2008 ($22.75).
(3)	Calculated as the product of the maximum aggregate offering price and 0.0000393.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered under this Registration Statement changes, the provisions of Rule 416 under the Securities Act shall apply to this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

THE INFORMATION CONTAINED IN THIS PROSPECTUS/OFFER TO EXCHANGE MAY BE CHANGED. EXELON CORPORATION AND EXELON XCHANGE CORPORATION MAY NOT COMPLETE THE EXCHANGE OFFER AND ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS/OFFER TO EXCHANGE IS NOT AN OFFER TO SELL THESE SECURITIES AND EXELON CORPORATION AND EXELON XCHANGE CORPORATION ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS/OFFER TO EXCHANGE

Offer to Exchange

Each Outstanding Share of Common Stock

of

NRG ENERGY, INC.

for

0.485 of a Share of Common Stock of Exelon Corporation

by

EXELON XCHANGE CORPORATION,

a direct wholly-owned subsidiary of

EXELON CORPORATION

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 6, 2009, REFERRED TO AS THE “EXPIRATION DATE,” UNLESS EXTENDED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE, BUT NOT DURING ANY SUBSEQUENT OFFERING PERIOD.

Exelon Xchange Corporation (“Exelon Xchange”), a Delaware corporation and a direct wholly-owned subsidiary of Exelon Corporation, a Pennsylvania corporation (“Exelon”), is offering, upon the terms and subject to the conditions set forth in this prospectus/offer to exchange and accompanying letter of transmittal, to exchange each of the issued and outstanding shares of common stock, par value $0.01 per share (the “NRG common stock”), of NRG Energy, Inc., a Delaware corporation (“NRG”), for 0.485 (the “exchange ratio”) of a share of Exelon Corporation common stock, without par value (the “Exelon common stock”). In addition, you will receive cash in lieu of any fractional shares of Exelon common stock to which you may be entitled.

The purpose of the offer is for Exelon to acquire control of NRG, and ultimately all of the outstanding shares of NRG common stock. This exchange offer is the first step in Exelon’s plan to acquire control of NRG and all of the outstanding shares of NRG common stock. Exelon intends, promptly after completion of the offer, to seek to have NRG consummate a second-step merger of Exelon Xchange or another wholly-owned subsidiary of Exelon with and into NRG. Pursuant to the terms of the second-step merger, each remaining issued and outstanding share of NRG common stock (other than shares of NRG common stock owned by Exelon, Exelon Xchange or NRG or held by NRG stockholders who perfect appraisal rights under Delaware law, to the extent available) will be converted into the same fraction of a share of Exelon common stock as exchanged in the offer, plus cash in lieu of any fractional shares of Exelon common stock.

Exelon’s and Exelon Xchange’s obligation to exchange shares of Exelon common stock for shares of NRG common stock is subject to a number of conditions which are described in the section captioned “The Offer—Conditions of the Offer,” beginning on page 49.

Shares of Exelon common stock are listed on The New York Stock Exchange (the “NYSE”) under the symbol “EXC.” Shares of NRG common stock are listed on the NYSE under the symbol “NRG.”

FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THE OFFER, PLEASE CAREFULLY READ THE SECTION CAPTIONED “RISK FACTORS” BEGINNING ON PAGE 12.

Exelon has not authorized any person to provide any information or to make any representation in connection with the offer other than the information contained or incorporated by reference in this prospectus/offer to exchange, and if any person provides any of this information or makes any representation of this kind, that information or representation must not be relied upon as having been authorized by Exelon.

EXELON IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND EXELON A PROXY. As described in this prospectus/offer to exchange, Exelon intends to solicit proxies from NRG stockholders to increase the size of the NRG board of directors and elect individuals nominated by Exelon to the NRG board of directors. Any such proxy solicitation will be made only pursuant to separate proxy materials complying with the requirements of the rules and regulations of the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus/offer to exchange. Any representation to the contrary is a criminal offense.

The dealer managers for the offer are:

Barclays Capital Inc. Equity Corporate Services	ABN AMRO Incorporated	UBS Securities LLC
745 Seventh Avenue	600 Steamboat Road	299 Park Avenue
New York, NY 10019	Greenwich, CT 06830	New York, NY 10171
Toll Free: 888-610-5877	Toll Free: 866-427-3673	Toll Free: 877-299-7215

The date of this prospectus/offer to exchange is November 12, 2008

THIS PROSPECTUS/OFFER TO EXCHANGE INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT EXELON AND NRG FROM DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, OR “SEC,” THAT HAVE NOT BEEN INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS/OFFER TO EXCHANGE. THIS INFORMATION IS AVAILABLE AT THE INTERNET WEBSITE THE SEC MAINTAINS AT HTTP://WWW.SEC.GOV, AS WELL AS FROM OTHER SOURCES. SEE THE SECTION CAPTIONED “WHERE YOU CAN FIND MORE INFORMATION.”

YOU ALSO MAY REQUEST COPIES OF THESE DOCUMENTS FROM EXELON, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST TO EXELON’S INFORMATION AGENT AT ITS ADDRESS OR TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS/OFFER TO EXCHANGE. IN ORDER TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS, YOU MUST MAKE YOUR REQUEST NO LATER THAN DECEMBER 29, 2008, OR FIVE BUSINESS DAYS PRIOR TO THE EXPIRATION DATE, WHICHEVER IS LATER.

THIS OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF STOCKHOLDERS OF NRG. ANY SOLICITATION OF PROXIES WHICH EXELON MIGHT MAKE WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY OR CONSENT SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, OR THE “EXCHANGE ACT.” FOR INSTANCE, EXELON INTENDS TO SOLICIT PROXIES FROM NRG STOCKHOLDERS TO INCREASE THE SIZE OF THE NRG BOARD OF DIRECTORS AND ELECT INDIVIDUALS NOMINATED BY EXELON TO THE NRG BOARD OF DIRECTORS. EACH STOCKHOLDER IS URGED TO READ THE PROXY STATEMENT REGARDING THE BUSINESS TO BE CONDUCTED AT THE NRG ANNUAL MEETING OF STOCKHOLDERS, IF AND WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. ANY SUCH PROXY STATEMENT WILL BE FILED WITH THE SEC. NRG STOCKHOLDERS WILL BE ABLE TO OBTAIN A COPY OF ANY PROXY STATEMENT, AS WELL AS OTHER FILINGS CONTAINING INFORMATION ABOUT THE PARTIES (INCLUDING INFORMATION REGARDING THE PARTICIPANTS (WHICH MAY INCLUDE EXELON’S OFFICERS AND DIRECTORS) IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE), FREE AT THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. EACH SUCH PROXY STATEMENT (WHEN IT IS AVAILABLE) AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM EXELON AT HTTP://WWW.EXELONCORP.COM. EXELON’S WEBSITE IS NOT A PART OF OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS/OFFER TO EXCHANGE.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

The following are some of the questions that you as a holder of shares of NRG Energy, Inc., or “NRG,” common stock may have regarding the offer and answers to those questions. The answers to these questions do not contain all information relevant to your decision whether to tender your shares of NRG common stock, and Exelon Corporation, or “Exelon,” and Exelon Xchange Corporation, a direct wholly-owned subsidiary of Exelon, or “Exelon Xchange,” urges you to read carefully the remainder of this prospectus/offer to exchange and accompanying letter of transmittal.

What is Exelon’s Proposed Transaction?

Exelon, through its wholly-owned subsidiary Exelon Xchange, is offering to acquire each outstanding share of NRG common stock in exchange for 0.485 of a share of Exelon common stock, plus cash in lieu of fractional shares. The exchange offer is the first step in Exelon’s plan to acquire control of NRG and all of the issued and outstanding shares of NRG common stock. Exelon intends, promptly after completion of the offer, to seek to have NRG consummate a second-step merger of Exelon Xchange or another wholly-owned subsidiary of Exelon with and into NRG. Pursuant to the terms of the second-step merger, each remaining issued and outstanding share of NRG common stock (other than shares of NRG common stock owned by Exelon, Exelon Xchange or NRG or held by NRG stockholders who perfect appraisal rights under Delaware law, to the extent available) will be converted into the same fraction of a share of Exelon common stock as exchanged in the offer. Holders of NRG common stock whose shares are not exchanged in the offer will have the right to demand an appraisal only in the circumstances described later in this prospectus/offer to exchange under “The Offer—Purpose of the Offer; Appraisal/Dissenters’ Rights.”

Exelon has publicly expressed a desire to enter into a negotiated business combination with NRG. Exelon believes that a negotiated business combination could be structured in a way that would have additional benefits to stockholders of NRG and Exelon. In particular, the consummation of the acquisition of NRG pursuant to the offer likely will require the refinancing of existing indebtedness of NRG and certain other payments in an aggregate amount of approximately $8.6 billion. Exelon believes that a negotiated business combination could be structured as a merger of Exelon with and into NRG (such merger is referred to hereafter in this prospectus/offer to exchange as the “negotiated combination structure”), which would avoid a change in control as defined under NRG’s senior notes and reduce by up to approximately $4.75 billion the amount of indebtedness of NRG that would need to be refinanced. In addition, as a result of the reduced amount of indebtedness of NRG to be refinanced, Exelon believes that the negotiated combination structure would result in substantial savings in interest expense as compared to the offer and the second-step merger. The surviving corporation in the negotiated combination structure would retain the Exelon name and have substantially the same directors and senior management team as Exelon has immediately prior to such a business combination.

What Will I Receive in Exchange for My Shares of NRG Common Stock?

In exchange for each share of NRG common stock you validly tender and do not withdraw before the expiration date, you will receive 0.485 of a share of Exelon common stock (the “exchange ratio”). In addition, you will receive cash in lieu of any fractional shares of Exelon common stock to which you may be entitled.

What is the Value Per Share of NRG Common Stock in the Offer?

Based on the closing prices of Exelon and NRG common stock on the NYSE on October 17, 2008, the last full trading day before Exelon made public its proposal to acquire NRG, the offer represented a premium of $7.10 per share of NRG common stock, or approximately 37% above the closing price per share of NRG common stock. Based on the closing prices of Exelon common stock and NRG common stock on November 11, 2008, Exelon’s offer has a value of $25.46 per share of NRG common stock, which represents a premium of $2.41 per NRG share, or approximately 10.5%, over the closing price of NRG common stock. Please also see the section of this prospectus/offer to exchange captioned “Risk Factors” for, among other things, the effect of fluctuations in the market prices of Exelon common stock and NRG common stock.

i

Why is Exelon Making this Offer?

The purpose of the offer is for Exelon to acquire control of NRG, and ultimately all of the outstanding shares of NRG common stock. The offer, as the first step in the acquisition of NRG, is intended to facilitate the acquisition of NRG. The purpose of the second-step merger is to acquire all of the issued and outstanding shares of NRG common stock not exchanged pursuant to the offer. Exelon intends to seek to have NRG consummate the second-step merger as promptly as practicable after Exelon Xchange accepts for exchange shares of NRG common stock pursuant to the offer.

The Exelon common stock to be issued to NRG stockholders in the offer will allow such stockholders to participate in the growth and opportunities of the combined company, including the following:

•

Increased Scope and Scale – The acquisition will create a combined company with increased scale and scope in generation. The combined company would constitute the largest power company in the U.S. by assets, market capitalization, enterprise value and generation capacity. The combined company is expected to have an enterprise value of approximately $60 billion and a market capitalization of $40 billion.

•

Increased Generation Efficiency – Exelon believes that significant efficiencies of scale would be realized from the combination of Exelon and NRG. The combined company’s approximately 51,000 MW fleet (including owned and contracted capacity, after giving effect to potential divestitures contemplated by Exelon’s regulatory divestiture plan to obtain regulatory approvals as described under “The Offer—Regulatory Approvals”) would include 18,000 MW of nuclear generation.

•

Synergies – Although no assurance can be given that any particular level of cost savings and other synergies will be achieved, based on publicly available information, Exelon management believes that the transaction may result in annual estimated synergies of approximately $180 million to $300 million through the combination of operational, financial and service capabilities, before giving effect to costs to achieve the synergies, increased interest expense in connection with the refinancing of existing NRG indebtedness and any adjustments that may result from due diligence investigation. Exelon believes that the transaction could create, on a net present value basis, $1.5 billion to $3 billion or more of value through synergies. For a discussion of the interest expense Exelon expects to incur in connection with the refinancing of NRG’s outstanding indebtedness as a result of the consummation of the offer, see “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements.”

•

Fuel and Geographic Diversification – The combined company would have a more highly diversified mix of generation capacity with a presence in four major domestic competitive power generation regions and a diversified fuel mix using uranium, natural gas, coal and oil.

•

Anticipated Financial Strength – The increased scale and scope is expected to strengthen the balance sheet of the combined company. The combination of Exelon and NRG is expected to reduce the leverage associated with NRG’s current business and enhance the credit rating of the debt incurred by NRG to finance that business.

•

Enhanced Ability to Pursue Capital-Intensive Projects – Exelon believes that the combined company’s assets, enterprise value and market capitalization will enable Exelon to pursue more multi-year, capital intensive projects than would be possible absent the acquisition of NRG.

Why Should I Tender My Shares of NRG Common Stock in the Offer?

Exelon believes the offer will significantly benefit both Exelon and NRG stockholders and customers. Exelon believes that a combination of Exelon and NRG has significant long-term growth potential, which will maximize stockholder value. In particular, Exelon believes that you should tender your shares of NRG common stock to Exelon in the offer because, among other reasons:

•

The offer provides a significant premium to NRG stockholders based upon the closing price of NRG common stock on October 17, 2008, the last full trading day before Exelon made public its proposal to acquire NRG.

•

NRG has not declared or paid dividends on its common stock, as it is limited from doing so under its existing indebtedness. Exelon has paid, and currently intends to continue paying, quarterly dividends on its common stock.

•	Exelon believes that the anticipated earnings and cash flow accretion, and the combined company’s strong balance sheet, will offer stockholders greater potential for stock price appreciation.

•

With the largest market capitalization in the industry, Exelon believes that stock in the combined company will represent a more liquid investment for NRG stockholders than NRG common stock, and a more solid track record of value return for its stockholders.

Does Exelon Intend to Replace NRG’s Board of Directors?

Exelon intends to nominate and propose to elect directors to the NRG board of directors who would constitute at least 50% of the members of the NRG board in order to facilitate the consideration and approval by the NRG board of Exelon’s proposal to acquire NRG. Specifically, Exelon intends to submit two proposals, and solicit proxies, for approval by the stockholders of NRG at NRG’s 2009 annual meeting. First, pursuant to Article Seven of NRG’s Amended and Restated Certificate of Incorporation, which permits the board of directors of NRG to be enlarged by holders of at least a majority of the shares of NRG common stock then outstanding, Exelon intends to propose that the number of directors constituting NRG’s board of directors be increased so that such newly created directorships, together with the directors of NRG up for election or reelection at the NRG 2009 annual meeting, constitute 50% or more of the directors on the NRG board of directors. Second, Exelon intends to nominate for election and propose to elect individuals to fill the vacancies created by the increase in the size of the NRG board of directors and the other director seats up for election or reelection at the NRG 2009 annual meeting. Exelon also intends to solicit proxies for the approval of these proposals.

What are the Conditions of the Offer?

Exelon’s and Exelon Xchange’s obligation to exchange shares of Exelon common stock for shares of NRG common stock pursuant to the offer is subject to several conditions referred to below under “The Offer—Conditions of the Offer,” including the following:

•

Minimum Tender Condition – NRG stockholders shall have validly tendered and not withdrawn prior to the expiration of the offer a number of shares of NRG common stock that, when added to the shares of NRG common stock then owned by Exelon, Exelon Xchange and Exelon’s other subsidiaries, shall constitute at least a majority of the then outstanding shares of NRG common stock on a fully-diluted basis;

•

Section 203 Condition – The board of directors of NRG shall have approved, in a manner reasonably satisfactory to Exelon, the offer and the second-step merger described herein or any other business combination between NRG and Exelon (and/or any of Exelon’s subsidiaries) pursuant to the requirements of Section 203 of the Delaware General Corporation Law, as amended (the “DGCL”), or Exelon shall be satisfied that Section 203 of the DGCL does not apply to or otherwise restrict the offer, the second-step merger described herein or any such business combination;

•

Competition Condition – Any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or shall have been terminated prior to the expiration of the offer; further, the offer shall not be the subject of any injunction or order secured by the Department of Justice, Federal Trade Commission, or other governmental authority barring the acceptance of shares of NRG common stock for exchange in the offer;

•

Regulatory Approval Condition – Final orders of each of the Federal Energy Regulatory Commission under the Federal Power Act, the Nuclear Regulatory Commission under the Atomic Energy Act, the Pennsylvania Public Utility Commission, the New York Public Service Commission, the California Energy Commission, the California Public Utilities Commission and the Public Utility Commission of Texas approving the consummation of the offer and, in some jurisdictions, the second step-merger, and siting approvals, if required in other states, shall have been obtained by Exelon prior to the expiration of the offer (for a more detailed description of the required regulatory approvals, see “The Offer—Regulatory Approvals”);

•

Registration Statement Condition – The registration statement of which this prospectus/offer to exchange is a part shall have become effective under the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and Exelon shall have received all necessary state securities law or “blue sky” authorizations;

•

Shareholder Approval Condition – If required by the rules of the NYSE, the shareholders of Exelon shall have approved the issuance of shares of Exelon common stock pursuant to the offer and the second-step merger;

•

Preferred Stock Condition – Exelon or one of its affiliates shall have made or entered into arrangements that, in the reasonable judgment of Exelon, ensure that at least 66 2/3% of the shares of NRG’s 3.625% Convertible Perpetual Preferred Stock will vote in favor of the second-step merger and/ or any other business combination involving NRG and Exelon and/or one of its affiliates or otherwise be reasonably satisfied that none of the shares of NRG’s 3.625% Convertible Perpetual Preferred Stock will be outstanding as of the record date to vote on the second-step merger and/or any other business combination involving NRG and Exelon; and

•	NYSE Listing Condition – The shares of Exelon common stock to be issued to NRG stockholders in the offer shall have been authorized for listing on the NYSE, subject to official notice of issuance.

Additionally, Exelon and Exelon Xchange shall not be required to accept for exchange any shares of NRG common stock tendered pursuant to the offer, shall not, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to Exelon’s and Exelon Xchange’s obligation to exchange for or return tendered shares of NRG common stock promptly after termination or expiration of the offer)) be required to make any exchange for shares of NRG common stock, and may extend, terminate or amend the offer, if at any time on or after November 12, 2008, and prior to the expiration of the offer certain conditions exist, as described more fully in “The Offer—Conditions of the Offer.”

The satisfaction or existence of any of the conditions to the offer, including those set forth above, will be determined by Exelon. Any and all conditions to the offer (other than the competition condition, the regulatory approval condition, the registration statement condition, the shareholder approval condition and the NYSE listing condition) may be waived (to the extent legally permissible) by Exelon or Exelon Xchange in its sole discretion.

Will I Be Taxed on the Exelon Common Stock I Receive?

Unless certain conditions described in “The Offer—Material U.S. Federal Income Tax Consequences” are satisfied, the second-step merger will be followed by a merger of NRG with and into Exelon or a wholly-owned subsidiary of Exelon (which is referred to in this prospectus/offer to exchange as the “forward merger”). The offer, the second-step merger and, to the extent consummated, the forward merger, taken together, are intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), in which case the receipt of Exelon common stock pursuant to the offer or the second-step merger will not be a taxable transaction for U.S. federal income tax purposes, except to the extent of any cash received in lieu of a fractional share of Exelon common stock. It will be a condition to effecting the second-step merger that Sidley Austin LLP, counsel to Exelon, render an opinion to that effect.

If, contrary to expectations, the offer is completed but the second-step merger does not occur, a holder of NRG common stock who receives shares of Exelon common stock in exchange for such stockholder’s shares of NRG common stock pursuant to the offer will recognize a taxable gain or loss. It is not a condition to Exelon’s and Exelon Xchange’s obligation to exchange shares pursuant to the offer that Sidley Austin LLP render a tax opinion.

For a more detailed discussion of material U.S. federal tax consequences of the offer, see “The Offer—Material U.S. Federal Income Tax Consequences.”

BECAUSE TAX MATTERS ARE COMPLICATED, EXELON AND EXELON XCHANGE URGE YOU TO CONTACT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER.

Does Exelon Have the Financial Resources to Complete the Transactions Contemplated By the Offer and the Second-Step Merger?

Exelon estimates that the total amount of cash required to complete the transactions contemplated by the offer and the second-step merger, including:

•	refinancing existing indebtedness of NRG described in more detail under “The Offer—Plans for NRG—Refinancing of NRG’s Existing Indebtedness”; and

•	payment of any fees, expenses and other related amounts incurred in connection with the transaction;

is expected to be approximately $8.6 billion. Exelon believes it will be able to secure sufficient funds prior to the consummation of the offer with respect to the NRG indebtedness to be refinanced and other payments required to be made to complete the transactions.

This estimate is based on Exelon’s due diligence review of NRG’s publicly available information to date and is subject to change. For a further discussion of the risks relating to Exelon’s limited due diligence review, see “Risk Factors—Risk Factors Relating to the Offer and the Second-Step Merger.”

Is Exelon’s Financial Condition Relevant to My Decision to Tender in the Offer?

Yes. Exelon’s financial condition is relevant to your decision to tender your shares because shares of NRG common stock accepted in the offer will be exchanged for shares of Exelon common stock. You should therefore consider Exelon’s financial condition before you decide to become one of Exelon’s shareholders through the offer. You also should consider the possible effect that Exelon’s acquisition of NRG will have on Exelon’s financial condition. For a discussion of the possible impact of the offer and the second-step merger on Exelon’s financial condition, see “Risk Factors—Risk Factors Relating to the Offer and the Second-Step Merger.”

What Percentage of Exelon’s Shares Will Former Holders of Shares of NRG Common Stock Own After the Offer and the Second-Step Merger?

Based on various assumptions regarding the number of shares of NRG common stock to be exchanged, Exelon estimates that if all shares of NRG common stock are exchanged pursuant to the offer and the second-step merger, former NRG stockholders would own, in the aggregate, approximately 16% of the outstanding shares of Exelon common stock. If NRG’s 4.0% Convertible Perpetual Preferred Stock were to be converted to NRG common stock and exchanged for shares of Exelon common stock, former holders of NRG common stock would own in the aggregate approximately 17% of the outstanding shares of Exelon common stock. For a discussion of the assumptions on which this estimate is based, see “The Offer—Ownership of Exelon After the Offer.”

When does the Offer Expire?

The offer will expire at 5:00 p.m., New York City time, on January 6, 2009, unless Exelon shall have extended the period of time during which the offer is open. When Exelon makes reference to the “expiration of the offer” anywhere in this prospectus/offer to exchange, this is the time to which Exelon is referring, including, when applicable, any extension period that may apply.

v

Can the Offer Be Extended and Under What Circumstances?

Exelon or Exelon Xchange may, in its sole discretion, extend the offer at any time or from time to time. For instance, the offer may be extended if any of the conditions specified in “The Offer—Conditions of the Offer” are not satisfied prior to the scheduled expiration date of the offer. Exelon may also cause Exelon Xchange to elect to provide a “subsequent offering period” for the offer. A subsequent offering period is not an extension of the offer. Rather, a subsequent offering period would be an additional period of time, beginning after Exelon, through Exelon Xchange, has accepted for exchange all shares tendered during the offer, during which holders of NRG common stock who did not tender their shares in the offer may tender their shares and receive the same consideration provided in the offer. Exelon does not currently intend to include a subsequent offering period, although it reserves the right to do so.

How Will I Be Notified if the Offer is Extended?

If Exelon or Exelon Xchange decides to extend the offer, it will inform the exchange agent of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the business day after the day on which the offer was scheduled to expire.

How Do I Tender My Shares?

To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal and any other required documents, to the exchange agent not later than the time the offer expires. If your shares are held in street name by your broker, dealer, commercial bank, trust company or other nominee, such nominee can tender your shares through The Depository Trust Company (“DTC”). If you cannot deliver everything required to make a valid tender to the exchange agent for the offer prior to the expiration of the offer, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by the exchange agent within three NYSE trading days after the expiration of the offer. However, the exchange agent must receive the missing items within that three NYSE trading day period. For a more detailed discussion on the procedures for tendering your shares, see “The Offer—Procedure for Tendering.”

Until What Time Can I Withdraw Tendered Shares?

You can withdraw tendered shares at any time until the offer has expired and, if Exelon, through Exelon Xchange, has not accepted your shares for exchange by the expiration date, you can withdraw them at any time within 60 days after commencement of the offer until Exelon Xchange accepts shares for exchange. If Exelon decides to cause Exelon Xchange to provide a subsequent offering period, Exelon Xchange will accept shares tendered during that period immediately and thus you will not be able to withdraw shares tendered in the offer during any subsequent offering period. For a more detailed discussion on the procedures for withdrawing your shares, see “The Offer—Withdrawal Rights.”

How Do I Withdraw Tendered Shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the exchange agent for the offer, while you have the right to withdraw the shares. If you tendered your shares by giving instructions to your broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your shares. For a more detailed discussion on the procedures for withdrawing your shares, see “The Offer—Withdrawal Rights.”

When and How Will I Receive the Offer Consideration for My Tendered Shares?

Exelon Xchange will exchange all validly tendered and not withdrawn shares promptly after the expiration date of the offer, subject to the terms of the offer and the satisfaction or waiver of the conditions to the offer, as set forth in “The Offer—Conditions of the Offer.” Exelon will deliver Exelon common stock for your validly tendered and not withdrawn shares of NRG common stock by depositing shares of Exelon common stock with the exchange agent, which will act as your agent for the purpose of receiving shares of Exelon common stock from Exelon and transmitting such payments to you. In all cases, exchange of tendered shares will be made only after timely receipt by the exchange agent of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in “The Offer—Procedure for Tendering”) and a properly completed and duly executed letter of transmittal and any other required documents for such shares.

If I Decide Not to Tender, How Will the Offer Affect My Shares?

If the offer is consummated and the second-step merger with Exelon Xchange or another wholly-owned subsidiary of Exelon takes place, holders of NRG common stock (other than shares of NRG common stock owned by Exelon, Exelon Xchange or NRG or held by NRG stockholders who perfect appraisal rights under Delaware law, to the extent available) not tendering in the offer will receive in the second-step merger the same fraction of a share of Exelon common stock that they would have received had they tendered their shares in the offer. Therefore, if the second-step merger with Exelon Xchange or another wholly-owned subsidiary of Exelon takes place and appraisal rights are not available or are not properly exercised by you, the key difference to you if you did not tender your shares in the offer is that you may receive shares of Exelon common stock with a current market price that is greater or less than the price of Exelon common stock on the date you would have received them if you had tendered in the offer. However, if the offer is consummated and the second-step merger with Exelon Xchange or another wholly-owned subsidiary of Exelon does not take place, the number of NRG stockholders and the number of shares of NRG that are still in the hands of the public may be so small that there will no longer be an active public trading market, or, possibly, any public trading market, for these shares, which may affect the prices at which the shares trade. Also, NRG may cease making filings with the SEC or otherwise cease being subject to the SEC rules relating to publicly held companies, see “The Offer—Effect of the Offer on the Market for Shares of NRG Common Stock; NYSE Listing; Registration Under the Exchange Act; Margin Regulations.”

Are Dissenters’ or Appraisal Rights Available in Either the Offer or the Second-Step Merger?

No dissenters’ or appraisal rights are available in connection with the offer. As a general matter, the right to demand an appraisal under Section 262 of the DGCL is not available in a stock-for-stock merger and therefore would not be available in connection with the second-step merger. However, if at the record date for purposes of the second-step merger, shares of NRG common stock are no longer listed on a national securities exchange or held of record by more than 2,000 holders, NRG stockholders who have not tendered their shares in the offer and who vote against approval of the second-step merger will have rights under the DGCL to dissent from the second-step merger and demand appraisal, and to receive payment in cash equal to the “fair value” of their shares of NRG common stock, as determined by a Delaware court. If possible, Exelon may consummate the second-step merger as a “short-form” merger pursuant to Section 253 of the DGCL, in which case the second-step merger may be completed without a vote of the NRG stockholders. Holders of shares of NRG common stock at the time of a “short-form” merger would also be entitled to exercise appraisal rights pursuant to such a “short-form” merger. Stockholders who perfect appraisal rights by complying with the procedures set forth in Section 262 of the DGCL will be entitled to receive a cash payment equal to the “fair value” of their shares of NRG common stock, as determined by a Delaware court, see “The Offer—Purpose of the Offer; Appraisal/Dissenters’ Rights.”

What is the Market Value of My Shares of NRG Common Stock as of a Recent Date?

On October 17, 2008, the last full trading day before Exelon made public its proposal to acquire NRG, the closing price of a share of NRG common stock was $19.33. On November 11, 2008, the most recent practicable date before the mailing of this prospectus/offer to exchange, the closing price of a share of NRG common stock was $23.05. Exelon advises you to obtain a recent quotation for shares of NRG common stock before deciding whether to tender your shares.

Do I Have to Vote to Approve the Offer or the Second-Step Merger?

Your vote is not required to approve the offer. You simply need to tender your shares of NRG common stock if you choose to do so. However, the offer can only be completed if Exelon, through Exelon Xchange, acquires a majority of the outstanding shares of NRG common stock on a fully-diluted basis in the offer or otherwise.

Both the board of directors of NRG and NRG stockholders will be required to approve the second-step merger, unless Exelon consummates the second-step merger as a “short-form” merger pursuant to Section 253 of the DGCL, in which case the board of directors of NRG and the NRG stockholders will not be required to approve the second-step merger. Any solicitation of proxies from NRG stockholders to approve the second-step merger will be made only pursuant to separate proxy materials complying with the requirements of the rules and regulations of the SEC.

In addition, Exelon intends to solicit proxies from NRG stockholders to propose that the number of directors constituting NRG’s board of directors be increased to a number that would result in such newly created directorships, together with the number of directors of NRG up for election or reelection at the NRG 2009 annual meeting, constituting 50% or more of the total number of directors on the NRG board of directors and elect a slate of directors nominated by Exelon to fill the vacancies resulting from such increase and the other directorships that are up for election or reelection at such meeting. Any such proxy solicitation will be made only pursuant to separate proxy materials complying with the requirements of the rules and regulations of the SEC. Your vote on Exelon’s proposal is not required to tender your shares of NRG common stock in the offer.

Where Can I Find More Information on Exelon and NRG?

You can find more information about Exelon and NRG from various sources described in the section captioned “Where You Can Find More Information.”

Who Can I Talk to If I Have Questions About the Offer?

You can call Innisfree M&A Incorporated, the information agent for the offer, or Barclays Capital Inc., ABN AMRO Incorporated and UBS Investment Bank, the dealer managers for the offer, at the numbers below.

The information agent for the offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders Please Call Toll-Free: 877-750-9501

Banks and Brokerage Firms Call Collect: 212-750-5833

The dealer managers for the offer are:

Barclays Capital Inc. Equity Corporate Services	ABN AMRO Incorporated	UBS Securities LLC
745 Seventh Avenue	600 Steamboat Road	299 Park Avenue
New York, NY 10019	Greenwich, CT 06830	New York, NY 10171
Toll Free: 888-610-5877	Toll Free: 866-427-3673	Toll Free: 877-299-7215

NOTE ON NRG INFORMATION

In respect of information relating to NRG’s business, financial results, financial condition, operations and management presented in, or omitted from, this prospectus/offer to exchange, Exelon has relied upon publicly available information, primarily information publicly filed by NRG with the SEC. Information publicly filed by NRG may be examined and copies may be obtained at the places and in the manner set forth in the section captioned “Where You Can Find More Information.” Non-public information concerning NRG was not available to Exelon for the purpose of preparing this prospectus/offer to exchange. NRG has not cooperated with Exelon in, and has not been involved in, the preparation of this prospectus/offer to exchange and has not verified the information contained in this prospectus/offer to exchange relating to NRG. Publicly available information concerning NRG may contain errors. Exelon has no knowledge that would indicate that any statements contained herein, including statements incorporated by reference, regarding NRG’s business, operations, financial results, financial condition or condition in general, based upon such publicly filed reports and documents are inaccurate, incomplete or untrue. However, Exelon was not involved in the preparation of such information and statements. As a result, Exelon has made adjustments and assumptions in preparing the pro forma financial information presented in this prospectus/offer to exchange which have necessarily involved estimates with respect to NRG’s financial information. Any financial or other information regarding NRG that may be detrimental to Exelon following the acquisition of NRG that has not been publicly disclosed by NRG, or errors in estimates due to the lack of cooperation from NRG, may have an adverse effect on the benefits Exelon expects to achieve through the consummation of the offer.

Pursuant to Rule 409 under the Securities Act and Rule 12b-21 under the Exchange Act, Exelon and Exelon Xchange will request that NRG provide information required for complete disclosure regarding the businesses, operations, financial condition and management of NRG. Exelon and Exelon Xchange will amend or supplement this prospectus/offer to exchange to provide any and all information that Exelon and Exelon Xchange receives from NRG, if Exelon receives the information before Exelon’s offer expires and Exelon considers it to be material, reliable and appropriate.

SUMMARY

This summary highlights selected information from this prospectus/offer to exchange, and may not contain all of the information that is important to you. To better understand the offer to holders of shares of NRG common stock, you should read this entire prospectus/offer to exchange carefully, as well as those additional documents to which Exelon refers you. You may obtain the information incorporated by reference into this prospectus/offer to exchange by following the instructions in the section captioned “Where You Can Find More Information.”

The Companies (See page 19)

Exelon

Exelon was incorporated in Pennsylvania in February 1999. Exelon’s principal executive offices are located at 10 South Dearborn Street, Chicago, Illinois 60603, and its telephone number is 800-483-3220. Exelon Corporation is one of the nation’s largest energy companies with approximately $19 billion in annual revenues. Exelon distributes electricity to approximately 5.4 million customers in Illinois and Pennsylvania, and natural gas to approximately 480,000 customers in southeastern Pennsylvania. Exelon’s operations include energy generation, power marketing and energy delivery. Exelon has one of the industry’s largest portfolios of electricity generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon operates the largest nuclear fleet in the United States.

Exelon Xchange

Exelon Xchange was incorporated as a Delaware corporation on October 21, 2008. Exelon Xchange’s principal executive offices are located at 10 South Dearborn Street, Chicago, Illinois 60603, and its telephone number is 800-483-3220. Exelon Xchange is a direct wholly-owned subsidiary of Exelon that was formed for the sole purpose of acquiring the outstanding shares of NRG common stock and consummating a subsequent merger of Exelon Xchange (or another wholly-owned subsidiary of Exelon) with and into NRG. Exelon Xchange has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the offer and the second-step merger.

NRG

NRG was incorporated as a Delaware corporation on May 29, 1992. NRG’s headquarters and principal executive offices are located at 211 Carnegie Center, Princeton, New Jersey 08540. NRG’s telephone number is 609-524-4500. NRG is a wholesale power generation company with a significant presence in major competitive power markets in the United States. NRG is engaged in the ownership, development, construction and operation of power generation facilities, the transacting in and trading of fuel and transportation services, and the trading of energy, capacity and related products in the United States and select international markets.

The Offer (See page 34)

Exelon, through Exelon Xchange, is offering to exchange 0.485 of a share of Exelon common stock (the “exchange ratio”) for each share of NRG common stock that is validly tendered and not withdrawn prior to the expiration date, upon the terms and subject to the conditions contained in this prospectus/offer to exchange and the accompanying letter of transmittal. In addition, you will receive cash in lieu of any fractional shares of Exelon common stock to which you may be entitled.

Comparative Market Prices (See page 6)

As reported on the NYSE, the following table sets out historical closing prices per share for shares of Exelon common stock and shares of NRG common stock on October 17, 2008, the last full trading day before Exelon made public its proposal to acquire NRG, and on November 11, 2008, the most recent practicable date before the mailing of this prospectus/offer to exchange. The table below illustrates the number of shares of Exelon common stock and per share value of Exelon common stock you would receive based on these closing prices and the exchange ratio for the offer.

	Exelon Common Stock	NRG Common Stock	Value of Exelon Common Stock Received Per Share of NRG Common Stock
October 17, 2008	$54.50	$19.33	$26.43
November 11, 2008	$52.49	$23.05	$25.46

Based on the closing prices per share of Exelon and NRG common stock on the NYSE on October 17, 2008, the last full trading day before Exelon made public its proposal to acquire NRG, the offer represented a premium of $7.10 per share of NRG common stock, or approximately 37% above the closing price per share of NRG common stock.

The value of the offer will change as the market prices of Exelon common stock and NRG common stock fluctuate during the offer period and thereafter, and may therefore be different than the prices set forth above at the expiration of the offer period and at the time you receive your shares of Exelon common stock. YOU ARE ENCOURAGED TO OBTAIN CURRENT MARKET QUOTATIONS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER.

Conditions of the Offer (See page 49)

Exelon’s and Exelon Xchange’s obligation to exchange shares of Exelon common stock for shares of NRG common stock pursuant to the offer is subject to several conditions including, among others, the minimum tender condition. The offer is subject to a number of additional conditions referred to below under “The Offer—Conditions of The Offer,” including the Section 203 condition, the competition condition, the regulatory approval condition, the registration statement condition, the shareholder approval condition, the preferred stock condition and the NYSE listing condition.

Regulatory Approvals (See page 54)

Exelon must receive approval from and/or make filings with various foreign, federal and state regulatory agencies with respect to the offer and the merger. At the federal level, these approvals include the approval of the Federal Energy Regulatory Commission (the “FERC”) under the Federal Power Act and the Nuclear Regulatory Commission under the Atomic Energy Act. In addition, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the offer cannot be completed until Exelon has made required notifications and given certain information and materials to the Federal Trade Commission (the “FTC”) and/or the Antitrust Division of the United States Department of Justice (the “DOJ”) and until specified waiting period requirements have expired. At the state level, final orders of each of the Pennsylvania Public Utility Commission, the New York Public Service Commission, the California Energy Commission, the California Public Utilities Commission and the Public Utility Commission of Texas approving the consummation of the offer and, in some jurisdictions, the second-step merger are required.

Extension, Termination and Amendment (See page 35)

To the extent legally permissible, Exelon and Exelon Xchange each reserves the right, in its sole discretion, at any time or from time to time:

•	to extend, for any reason, the period of time during which the offer is open;

•	to delay acceptance for exchange of, or exchange of, any shares of NRG common stock in order to comply in whole or in part with applicable law;

•

to amend or terminate the offer without accepting for exchange or exchanging any shares of NRG common stock, if any of the individually subheaded conditions referred to in the section of this prospectus/offer to exchange captioned “The Offer—Conditions of the Offer” have not been satisfied or if any event specified in the section of this prospectus/offer to exchange captioned “The Offer—Conditions of the Offer—Other Conditions” has occurred;

•	to amend or terminate the offer without accepting for exchange or exchanging any shares of NRG common stock if NRG agrees to enter into a negotiated merger agreement with Exelon; and

•	to waive any condition or otherwise amend the offer in any respect.

Exchange of Shares of NRG Common Stock; Delivery of Shares of Exelon Common Stock and Cash (See page 37)

Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), Exelon will, promptly after the expiration date, cause Exelon Xchange to accept for exchange, and will cause Exelon Xchange to exchange for Exelon common stock and, as applicable, cash in lieu of fractional shares, all shares of NRG common stock validly tendered and not withdrawn. If Exelon elects to cause Exelon Xchange to provide a subsequent offering period following the expiration of the offer, shares tendered during such subsequent offering period will be accepted for exchange immediately upon tender and will be promptly exchanged.

Cash Instead of Fractional Shares of Exelon Common Stock (See page 38)

Exelon will not issue certificates representing fractional shares of Exelon common stock pursuant to the offer. Instead, each tendering stockholder who would otherwise be entitled to a fractional share of Exelon common stock will receive cash in an amount equal to such fraction (expressed as a decimal and rounded to the nearest 0.01 of a share) multiplied by the closing price of Exelon common stock on the NYSE at the expiration date.

Withdrawal Rights (See page 40)

You can withdraw tendered shares at any time until the offer has expired and, if Exelon, through Exelon Xchange, has not accepted your shares for exchange by the expiration of the offer, you can withdraw them at any time within 60 days after commencement of the offer until Exelon Xchange accepts shares for exchange. If Exelon decides to cause Exelon Xchange to provide a subsequent offering period, Exelon Xchange will accept shares tendered during that period immediately, and thus you will not be able to withdraw shares tendered in the offer during any subsequent offering period.

Procedure for Tendering Shares (See page 38)

The procedure for tendering shares of NRG common stock varies depending on whether you possess physical certificates or a nominee holds your certificates for you and on whether or not you hold your securities in book-entry form. Exelon and Exelon Xchange urge you to read the section captioned “The Offer—Procedure for Tendering” as well as the transmittal materials.

Risk Factors (See page 12)

The offer is, and upon the consummation of the offer, the combined company will be, subject to several risks. In deciding whether to tender your shares of NRG common stock pursuant to the offer, you should carefully read and consider the risk factors contained in the section captioned “Risk Factors.”

Refinancing of NRG’s Existing Indebtedness; Financing (See page 47)

The consummation of the acquisition of NRG pursuant to the offer likely will require the refinancing of existing indebtedness of NRG and certain other payments in an aggregate amount of approximately $8.6 billion. As noted above, Exelon believes that a negotiated business combination could be structured as a merger of Exelon with and into NRG, which would avoid a change in control as defined under NRG’s senior notes and reduce by up to approximately $4.75 billion the amount of indebtedness of NRG that would need to be refinanced. In addition, as a result of the reduced amount of indebtedness of NRG to be refinanced, Exelon believes that the negotiated combination structure would result in substantial savings in interest expense as compared to the offer and the second-step merger. Exelon believes it will be able to secure sufficient funds prior to the consummation of the offer with respect to the NRG indebtedness to be refinanced and other payments required to be made to complete the transactions. For a more detailed discussion of Exelon’s plans with respect to the refinancing of NRG’s existing indebtedness, see “The Offer—Plans for NRG—Refinancing of NRG’s Existing Indebtedness.”

Comparison of Shareholders’ Rights (See page 77)

Subject to the conditions and upon the terms of the offer, if the offer is consummated, you will receive Exelon common stock if you tender your shares of NRG common stock in the offer. There are a number of differences between the rights of a stockholder of NRG, a Delaware corporation, and the rights of a shareholder of Exelon, a Pennsylvania corporation. Exelon urges you to review the discussion in the section captioned “Comparison of Shareholders’ Rights.”

Ownership of Exelon After the Offer

Based on various assumptions regarding the number of shares of NRG common stock to be exchanged, Exelon estimates that former NRG stockholders will own, in the aggregate, approximately 16% of the outstanding shares of Exelon common stock. If NRG’s 4.0% Convertible Perpetual Preferred Stock were to be converted to NRG common stock and exchanged for shares of Exelon common stock, former holders of NRG common stock would own in the aggregate approximately 17% of the outstanding shares of Exelon common stock. For a discussion of the assumptions on which this estimate is based, see “The Offer—Ownership of Exelon After the Offer.”

FORWARD-LOOKING STATEMENTS

This prospectus/offer to exchange, including the documents that are incorporated by reference into this prospectus/offer to exchange, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “could” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe Exelon’s objectives, plans or goals are forward-looking. Exelon’s forward-looking statements are based on management’s current intent, belief, expectations, estimates and projections regarding Exelon and NRG and projections regarding the industries in which they operate. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict, including those discussed below. Therefore, actual results may vary materially from what is expressed in or indicated by the forward-looking statements. In particular, forward-looking statements as to Exelon’s financial and business performance following the proposed acquisition of NRG should be qualified by the absence of any opportunity for Exelon to perform comprehensive due diligence on NRG. These forward-looking statements might have been significantly different had such due diligence been undertaken. Readers of this prospectus/offer to exchange are cautioned not to place undue reliance on these forward-looking statements since, while Exelon believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this prospectus/offer to exchange and the material accompanying this prospectus/offer to exchange.

Risks and uncertainties relating to the proposed transaction that may impact forward-looking statements include, but are not limited to:

•	required regulatory approvals may not be obtained in a timely manner, if at all;

•	the proposed transaction may not be consummated;

•	the anticipated benefits of the proposed transaction may not be realized;

•	the integration of NRG’s operations with Exelon may be materially delayed or may be more costly or difficult than expected; and

•	the proposed transaction would materially increase leverage and debt service obligations, including the effect of certain covenants in any new borrowing agreements.

Exelon does not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. These and other relevant factors, including those risk factors in this Registration Statement on Form S-4 and any other information included or incorporated by reference in this document, and information that may be contained in Exelon’s other filings with the SEC, should be carefully considered when reviewing any forward-looking statement.

MARKET PRICE AND DIVIDEND MATTERS

Market Price History

Exelon common stock is listed and traded on the NYSE and is quoted under the symbol “EXC.” NRG common stock is listed and traded on the NYSE and is quoted under the symbol “NRG.” The following table sets forth, for the periods indicated, as reported by the NYSE, the per share high and low sales prices of each company’s security.

	Exelon Common Stock			NRG Common Stock (1)
	High	Low	Dividend	High	Low	Dividend
2006, quarter ended:
March 31	$59.90	$52.79	$0.40	$24.73	$20.90	$—
June 30	$58.86	$51.13	$0.40	$26.31	$21.22	$—
September 30	$61.98	$56.74	$0.40	$25.58	$22.13	$—
December 31	$63.62	$57.83	$0.40	$29.74	$22.14	$—
2007, quarter ended:
March 31	$72.31	$58.74	$0.44	$37.10	$27.22	$—
June 30	$79.38	$68.67	$0.44	$45.93	$35.98	$—
September 30	$82.60	$64.73	$0.44	$45.08	$23.03	$—
December 31	$86.83	$73.76	$0.44	$47.19	$38.79	$—
2008, quarter ended:
March 31	$87.25	$70.00	$0.50	$43.96	$34.56	$—
June 30	$91.84	$81.00	$0.50	$45.78	$38.36	$—
September 30	$92.13	$60.00	$0.50	$43.95	$22.20	$—
October 1 through November 11	$63.84	$41.23	$0.525	$25.40	$14.39	$—

(1)	The per share sales prices quoted below for NRG common stock for 2006 and the first two quarters of 2007 have been adjusted to give effect to the two-for-one stock split that occurred on June 1, 2007.

On October 24, 2008, Exelon announced that its board of directors had declared a regular fourth-quarter 2008 dividend of $0.525 per share on Exelon common stock, a 5% increase over the dividend for the third quarter of 2008. The fourth-quarter dividend is payable on December 10, 2008, to Exelon shareholders of record at 5:00 p.m. New York Time on November 14, 2008.

According to NRG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, NRG has never declared or paid cash dividends on its common stock. Loan covenants contained in NRG’s senior secured credit agreements and note indentures limit its ability to pay dividends on NRG common stock.

Exelon intends to make applications to list on the NYSE for shares of common stock that Exelon will issue and exchange pursuant to the offer and the second-step merger.

Based on the closing prices per share of Exelon and NRG common stock on the NYSE on October 17, 2008, the last full trading day before Exelon made public its proposal to acquire NRG, the offer represented a premium of $7.10 per share of NRG common stock, or approximately 37% over the closing price per share of NRG common stock.

The value of the offer will change as the market prices of Exelon common stock and NRG common stock fluctuate during the offer period and thereafter, and may therefore be different than the prices set forth above at the expiration of the offer period and at the time you receive your shares of Exelon common stock. YOU ARE ENCOURAGED TO OBTAIN CURRENT MARKET QUOTATIONS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER. See the section captioned “The Offer—Effect of the Offer on the Market for Shares of NRG Common Stock; NYSE Listing; Registration Under the Exchange Act; Margin Regulations” for a discussion of the possibility that NRG’s shares will cease to be listed on the NYSE.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF EXELON

The following table sets forth a summary of selected historical consolidated financial data of Exelon for the nine-month periods ended September 30, 2008 and September 30, 2007 and for each of the years in the five-year period ended December 31, 2007. This information is derived from, and should be read in conjunction with, the audited consolidated financial statements of Exelon and the unaudited interim consolidated financial statements of Exelon, which are incorporated herein by reference. The operating results for the nine-month period ended September 30, 2008 are not necessarily indicative of the results for the remainder of the fiscal year or any future period. Exelon’s management believes that its unaudited consolidated interim financial statements reflect all adjustments that are necessary for a fair statement of the results for the interim periods presented. See the section “Where You Can Find More Information.”

	(in millions, except per share amounts)
	Nine months ended September 30,		As of and for the year ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(unaudited)
Statement of Operations Data
Operating revenues	$14,366	$14,362	$18,916	$15,655	$15,357	$14,133	$15,148
Impairment of goodwill and other long-lived assets	—	—	—	$776	$1,207	—	$945
Operating income	$3,966	$3,773	$4,668	$3,521	$2,724	$3,499	$2,409
Income before cumulative effect of change in accounting principle	$2,030	$2,173	$2,736	$1,592	$965	$1,841	$793
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	$(42)	$23	$112
Net income	$2,030	$2,173	$2,736	$1,592	$923	$1,864	$905

Income per share before cumulative effect of change in accounting principle
Basic	$3.09	$3.23	$4.08	$2.37	$1.44	$2.79	$1.22
Diluted	$3.06	$3.20	$4.05	$2.35	$1.42	$2.75	$1.21

Income from continuing operations per share
Basic	$3.09	$3.21	$4.06	$2.37	$1.42	$2.83	$1.37
Diluted	$3.06	$3.18	$4.03	$2.35	$1.40	$2.79	$1.36

Weighted average shares outstanding
Basic	658	673	670	670	669	661	651
Diluted	663	679	676	676	676	669	657
Dividends per common share	$1.50	$1.32	$1.76	$1.60	$1.60	$1.26	$0.96

Balance Sheet Data
Total assets	$45,214	$45,719	$45,361	$44,319	$42,797	$43,010	$42,237
Long-term debt, including capital leases	$12,281	$11,732	$11,965	$11,911	$11,760	$12,148	$13,489
Preferred securities of subsidiary	$87	$87	$87	$87	$87	$87	$87
Total shareholders’ equity	$11,587	$10,421	$10,137	$10,007	$9,125	$9,489	$8,503

Cash Flow Data
Cash flows provided by operating activities	$4,367	$3,513	$4,496	$4,835	$2,147	$4,398	$3,384
Cash flows used in investing activities	$2,477	$2,065	$2,909	$2,762	$2,487	$1,739	$2,135
Cash flows used in financing activities	$2,019	$1,232	$1,500	$1,989	$19	$2,627	$1,240
Ratio of earnings to fixed charges (a)	4.4	4.7	4.5	3.4	2.8	3.5	2.1

(a)	Earnings consist of income from continuing operations before income taxes and minority interest plus pre-tax losses of equity investees and fixed charges, less capitalized interest and preference security dividend requirements of consolidated subsidiaries. Fixed charges consist of the sum of interest costs, amortization of debt discount or premium and debt issuance costs, the interest component of rental expense, and preference security dividend requirements of consolidated subsidiaries.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF NRG

The following table sets forth selected historical consolidated financial data of NRG for the nine-month periods ended September 30, 2008 and September 30, 2007 and for each of the years in the five-year period ended December 31, 2007. This information is derived from, and should be read in conjunction with, the audited consolidated financial statements of NRG and the unaudited interim consolidated financial statements of NRG, which are incorporated herein by reference. The operating results for the nine-month period ended September 30, 2008 are not necessarily indicative of the results for the remainder of the fiscal year or any future period. See “Where You Can Find More Information.”

	(in millions, except per share amounts)							Predecessor Company January 1, 2003 – December 5, 2003
	Reorganized NRG
	Nine months ended September 30,		As of and for the year ended December 31,				December 6 – December 31, 2003
	2008	2007	2007	2006	2005	2004
	(unaudited)
Statement of Operations Data
Operating revenues	$5,308	$4,607	$5,989	$5,585	$2,400	$2,080	$120	$1,570
Impairment of goodwill and other long-lived assets	—	—	$20	—	$6	$45	—	$237
Operating income	$1,756	$1,240	$1,560	$1,418	$225	$390	$15	$3,385
Net income	$965	$482	$586	$621	$84	$186	$11	$2,766

Income from continuing operations per share
Basic	$3.19	$1.78	$2.14	$1.90	$0.28	$0.78	$0.06	N/A
Diluted	$2.83	$1.61	$1.95	$1.78	$0.28	$0.78	$0.06	N/A

Net income per share
Basic	$3.92	$1.83	$2.21	$2.21	$0.38	$0.93	$0.06	N/A
Diluted	$3.45	$1.66	$2.01	$2.04	$0.38	$0.93	$0.06	N/A

Weighted average shares outstanding
Basic	236	241	240	258	169	199	200	N/A
Diluted	278	287	288	301	171	201	200	N/A
Balance Sheet Data
Total assets	$23,683	$19,204	$19,274	$19,436	$7,467	$7,906	$9,336	N/A
Long-term debt, including capital leases	$8,181	$8,748	$8,361	$8,726	$2,456	$3,220	$3,648	N/A
Convertible perpetual preferred stock	$247	$247	$247	$247	$246	—	—	N/A
Total shareholders’ equity	$6,343	$5,624	$5,504	$5,658	$2,231	$2,692	$2,437	N/A

Cash Flow Data
Cash flows provided by / (used in) operating activities	$1,041	$976	$1,517	$408	$68	$645	$(589)	$238
Cash flows provided by / (used in) investing activities	$(332)	$(232)	$(327)	$(4,176)	$158	$184	$363	$(186)
Cash flows provided by / (used in) financing activities	$(401)	$(375)	$(814)	$4,053	$(830)	$(284)	$393	$(30)
Ratio of earnings to fixed charges	(a )	(a )	2.28	2.38	1.48	1.93	1.76	11.92

(a)	Information is not included, as it is not publicly available, and therefore not available to Exelon as of the date of this prospectus/offer to exchange.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following unaudited pro forma financial data (a) for the year ended December 31, 2007 and (b) for the nine-month period ended September 30, 2008 reflect the acquisition of NRG by Exelon as if it had occurred on January 1, 2007. The following unaudited pro forma balance sheet data at September 30, 2008 reflects the acquisition of NRG by Exelon as if it had occurred on that date. The selected pro forma combined financial data is derived from (i) the unaudited consolidated interim financial statements of Exelon for the nine-month period ended September 30, 2008, and the audited consolidated financial statements of Exelon for the fiscal year ended December 31, 2007 and (ii) the unaudited consolidated interim financial statements of NRG for the nine-month period ended September 30, 2008, and the audited consolidated financial statements of NRG for the fiscal year ended December 31, 2007, all of which are incorporated by reference into this prospectus/offer to exchange.

The following pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of (i) results of operations and financial position that would have been achieved had the consummation of the acquisition taken place on the dates indicated or (ii) the future operations of the combined company. The following table should be relied on only for the limited purpose of presenting what the results of operations and financial position of the combined businesses of Exelon and NRG might have looked like had the acquisition taken place at an earlier date. The following pro forma financial information allocates the entire excess of the purchase price over the carrying value of NRG’s net assets to goodwill as management does not have information related to NRG’s business necessary to complete a purchase price allocation in accordance with U.S. generally accepted accounting principles (“GAAP”). Actual amounts, determined on the basis of more detailed information, will differ from the amounts reflected below. For a discussion of the assumptions and adjustments made in the preparation of the pro forma financial information presented in this prospectus/offer to exchange, see the section captioned “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements” and the computation of ratio of earnings to fixed charges set forth in Exhibit 12.1 to the registration statement of which this prospectus/offer to exchange forms a part. You can find more information about the offer in the section captioned “The Offer.”

The following pro forma financial information should be read in conjunction with:

•

the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements and the accompanying notes in the section captioned “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements”;

•

the consolidated financial statements of Exelon for the year ended December 31, 2007 and for the nine-month period ended September 30, 2008 and the notes relating thereto, which are incorporated by reference into this prospectus/offer to exchange; and

•

the consolidated financial statements of NRG for the fiscal year ended December 31, 2007 and for the nine-month period ended September 30, 2008 and the notes relating thereto, which are incorporated by reference into this prospectus/offer to exchange.

	Nine months ended September 30, 2008	Year ended December 31, 2007
	(in millions, except for share data)
Statement of Operations
Operating revenues	$19,674	$24,905
Operating income	5,722	6,228
Income from continuing operations	2,716	3,213
Earnings per share
Basic	$3.48	$4.05
Diluted	$3.43	$3.99
Weighted average number of shares outstanding
Basic	781	794
Diluted	796	810
Ratio of earnings to fixed charges (a)	3.6	3.5

(a)	Earnings consist of income from continuing operations before income taxes and minority interest plus pre-tax losses of equity investees and fixed charges, less capitalized interest and preference security dividend requirements of consolidated subsidiaries. Fixed charges consist of the sum of interest costs, amortization of debt discount or premium and debt issuance costs, the interest component of rental expense, and preference security dividend requirements of consolidated subsidiaries.

As of September 30, 2008
Balance Sheet Data
Cash and cash equivalents	$763
Total assets	69,290
Long-term debt-excluding long-term debt due within one year	20,380
Total liabilities	50,619
Shareholders’ equity	18,171
Shareholders’ equity per average basic common share	$23.27

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The table set forth below depicts historical information about basic and diluted income per share, shareholders’ equity per average basic common share and dividends declared per common share for both Exelon and NRG for the nine-month period ended September 30, 2008 and the year ended December 31, 2007, on a historical basis, and for Exelon and NRG on an unaudited pro forma combined basis after giving effect to the proposed transaction. The pro forma data of the combined company assumes a 100% acquisition of NRG common stock and was derived by combining the historical consolidated financial information of Exelon and NRG as described elsewhere in this prospectus/offer to exchange. The equivalent pro forma per share data for NRG assumes that 0.485 of a share of Exelon common stock will be received for each share of NRG common stock. For a discussion of the assumptions and adjustments made in the preparation of the pro forma financial information presented in this prospectus/offer to exchange, see the section captioned “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements.”

The following pro forma financial information allocates the entire excess of purchase price over the carrying value of NRG’s net assets to goodwill as management does not have information related to NRG’s business necessary to complete a purchase price allocation in accordance with GAAP. Actual amounts, determined on the basis of more detailed information, will differ from the amounts reflected below.

You should read the information presented in this table below together with the historical financial statements of Exelon and NRG and the related notes, which are incorporated herein by reference, and the “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements” appearing elsewhere in this prospectus/offer to exchange. The pro forma data is unaudited and for illustrative purposes only. The companies may have performed differently had they always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will achieve after the consummation of the proposed transaction. This pro forma information is subject to risks and uncertainties, including those discussed under “Risk Factors.”

	Nine months ended September 30, 2008	Year ended December 31, 2007
Unaudited pro forma combined:
Earnings per share:
Basic	$3.48	$4.05
Diluted	3.43	3.99
Dividends declared per common share	1.50	1.76
Shareholders’ equity per average basic common share	23.27

Exelon historical data:
Earnings per share:
Basic	$3.09	$4.06
Diluted	3.06	4.03
Dividends declared per common share	1.50	1.76
Shareholders’ equity per average basic common share	17.61	15.13

NRG historical data:
Earnings per share:
Basic	$3.19	$2.14
Diluted	2.83	1.95
Dividends declared per common share	—	—
Shareholders’ equity per average basic common share	26.88	22.93

RISK FACTORS

In addition to the other information included and incorporated by reference in this prospectus/offer to exchange (see the section captioned “Where You Can Find More Information”), including the matters addressed in the section captioned “Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to tender your shares of NRG common stock in the offer.

Risk Factors Relating to the Offer and the Second-Step Merger

The number of shares of Exelon common stock that you will receive pursuant to the offer and the second-step merger will be based upon a fixed exchange ratio. The value of the shares of Exelon common stock at the time you receive them could be less than at the time you tender your shares of NRG common stock.

Pursuant to the offer and the second-step merger each share of NRG common stock will be exchanged for 0.485 of a share of Exelon common stock. This exchange ratio is fixed. The offer does not provide for an adjustment of the exchange ratio as a result of any change in the market price of Exelon common stock or NRG common stock between the date of the commencement of this offer and the date you receive Exelon common stock in exchange for your shares of NRG common stock. The market price of the Exelon common stock will likely be different on the date you receive Exelon common stock than on the date on which Exelon’s offer was announced because of changes in the business, operations or prospects of Exelon, market reactions to Exelon’s offer, general market and economic conditions and other factors. You are urged to obtain current market quotations for Exelon common stock and NRG common stock.

This transaction may adversely affect the liquidity and value of non-tendered NRG common stock.

In the event that not all of the shares of NRG common stock are tendered in the offer and Exelon, through Exelon Xchange, accepts for exchange those shares tendered in the offer, the number of holders of NRG common stock and the number of shares of NRG common stock held by individual holders will be greatly reduced. As a result, the closing of the offer would adversely affect the liquidity and could also adversely affect the market value of the remaining shares of NRG common stock held by the public. Subject to the rules of the NYSE, Exelon may delist the shares of NRG common stock on the NYSE. As a result of such delisting, shares of NRG common stock not tendered pursuant to the offer may become illiquid and may be of reduced value. See “The Offer—Plans for NRG.”

Exelon’s indebtedness following the offer will be higher than Exelon’s existing indebtedness. Therefore, it may be more difficult for Exelon to pay or refinance its debts and Exelon may need to divert its cash flow from operations to debt service payments. The additional indebtedness could limit Exelon’s ability to pursue other strategic opportunities and increase its vulnerability to adverse economic and industry conditions.

Exelon’s total indebtedness as of September 30, 2008 was approximately $12.990 billion. Exelon’s pro forma total indebtedness as of September 30, 2008, after giving effect to the acquisition of 100% of the outstanding shares of NRG common stock and the refinancing, repurchase, redemption or other restructuring of NRG’s indebtedness and certain other obligations, as described in the section captioned “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements”, is expected to be approximately $21.164 billion. The amount of indebtedness and other obligations of NRG that may need to be refinanced is based solely on publicly available information and there may be additional indebtedness or obligations not included in this estimate of which Exelon is unaware. Exelon’s debt service obligations with respect to this increased indebtedness could have an adverse impact on its earnings and cash flows for as long as the indebtedness is outstanding.

Exelon’s increased indebtedness could have important consequences to holders of Exelon common stock. For example, it could:

•

make it more difficult for Exelon to pay or refinance its debts as they become due during adverse economic and industry conditions because any related decrease in revenues could cause Exelon to not have sufficient cash flows from operations to make its scheduled debt payments;

•

limit Exelon’s flexibility to pursue other strategic opportunities or react to changes in its business and the industry in which it operates and, consequently, place Exelon at a competitive disadvantage to its competitors with less debt;

•

require a substantial portion of Exelon’s cash flows from operations for debt service payments, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions, dividends and other general corporate purposes;

•

result in a downgrade in the rating of Exelon’s indebtedness, which could limit Exelon’s ability to borrow additional funds or increase the interest rates applicable to Exelon’s indebtedness (following the public announcement of Exelon’s proposal to acquire NRG, on October 21, 2008, Standard & Poor’s Ratings Services (“S&P”) lowered its corporate credit rating on Exelon, Generation and PECO to “BBB” from “BBB+” and lowered the senior unsecured ratings of Exelon to “BBB-” from “BBB” and of Generation to “BBB” from “BBB+” and of PECO’s senior secured debt to “A-” from “A”; and in addition, the ratings of Exelon and all of its subsidiaries, including ComEd, were placed on CreditWatch by S&P with negative implications);

•	reduce the amount of credit available to Exelon and its subsidiaries to support their power trading and hedging activities; and

•	result in higher interest expense in the event of increases in interest rates since some of Exelon’s borrowings are, and will continue to be, at variable rates of interest.

Based upon current levels of operations and anticipated growth, Exelon expects to be able to generate sufficient cash flow to make all of the principal and interest payments when such payments are due under Exelon’s existing credit facilities, the indentures governing Exelon’s existing notes, the financing that will be necessary to refinance all existing indebtedness of NRG that is required to be paid in connection with the acquisition of NRG pursuant to the offer and/or the second-step merger, and NRG’s indebtedness that may remain outstanding, but there can be no assurance that Exelon will be able to repay or refinance such borrowings and obligations.

The terms that may be included in debt agreements entered into by Exelon in connection with the consummation of the transactions contemplated by this prospectus/offer to exchange may impose many restrictions on Exelon. A failure by Exelon to comply with any of these restrictions could result in the acceleration of Exelon’s debt. Were this to occur, Exelon might not have, or be able to obtain, sufficient cash to pay its accelerated indebtedness.

The operating and financial restrictions and covenants that may be included in debt agreements entered into by Exelon in connection with the consummation of the transactions contemplated by this prospectus/offer to exchange may adversely affect Exelon’s ability to finance future operations or capital needs or to engage in new business activities or certain corporate transactions. In addition, there is a possibility that Exelon could be further downgraded prior to, upon or after consummation of the offer and/or second-step merger and lose its investment grade credit rating, which could adversely affect Exelon’s cash flows and operations.

Exelon’s existing debt agreements require that Exelon maintain a minimum cash from operations to interest expense ratio, and the terms that may be included in debt agreements entered into by Exelon in connection with the consummation of the transactions contemplated by this prospectus/offer to exchange, may require compliance with additional financial ratios. As a result of these covenants and ratios, Exelon may be limited in the manner in which it can conduct its business, and may be unable to engage in favorable business activities or finance future operations or capital needs. Accordingly, these restrictions may limit Exelon’s ability to successfully operate its business. A failure to comply with these restrictions or to maintain the financial ratios contained in the existing and future debt agreements could lead to an event of default that could result in an acceleration of the indebtedness. Exelon cannot assure you that its future operating results will be sufficient to ensure compliance with the covenants in its existing and future debt agreements or to remedy any such default. In addition, in the event of an acceleration, Exelon may not have or be able to obtain sufficient funds to make any accelerated payments. Exelon does not expect to refinance existing Exelon debt, including debt incurred at ComEd, PECO and Generation, in connection with the offer and second-step merger, and the consummation of the offer will not result in any acceleration of such debt.

Exelon has not negotiated the price or terms of the offer or the second-step merger with NRG’s board of directors.

In evaluating this offer, you should be aware that Exelon has not negotiated the price or terms of this offer or the second-step merger with NRG or its board of directors. Neither NRG nor its board of directors has approved this offer or the second-step merger. NRG, however, has responded to Exelon’s proposal of October 19, 2008 (see “Background of the Offer”) and is required under the rules of the SEC to either make a recommendation, or state that it is neutral or is unable to take a position with respect to the offer, and file with the SEC a solicitation/recommendation statement on Schedule 14D-9 describing its position, if any, and certain related information, no later than ten business days from the date this offer was first published, sent or given to holders of NRG common stock. Exelon recommends that you review this document when it becomes available.

Exelon has only conducted a review of NRG’s publicly available information and has not had access to NRG’s non-public information. Therefore, Exelon may be subject to unknown liabilities of NRG which may have a material adverse effect on Exelon’s profitability, financial condition and results of operations.

To date, Exelon has only conducted a due diligence review of NRG’s publicly available information. The consummation of the offer may constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, or result in the termination, cancellation, acceleration or other change of any right or obligation (including, without limitation, any payment obligation) under agreements of NRG that are not publicly available, including any power trading agreements relating to NRG’s first and second lien structure. As a result, after the consummation of the offer, Exelon may be subject to unknown liabilities of NRG, including, without limitation, any exposure relating to NRG’s trading and hedging activities and outstanding ISDA master agreements, which may have a material adverse effect on Exelon’s profitability, financial condition and results of operations, which Exelon might have otherwise discovered if Exelon had been permitted by NRG to conduct a complete due diligence review of NRG’s non-public information.

In respect of all information relating to NRG presented in, incorporated by reference into or omitted from, this prospectus/offer to exchange, Exelon has relied upon publicly available information, including information publicly filed by NRG with the SEC. Although Exelon has no knowledge that would indicate that any statements contained herein regarding NRG’s condition, including its financial or operating condition, based upon such publicly filed reports and documents are inaccurate, incomplete or untrue, Exelon was not involved in the preparation of such information and statements. For example, Exelon has made adjustments and assumptions in preparing the pro forma financial information presented in this prospectus/offer to exchange that have necessarily involved Exelon’s estimates with respect to NRG’s financial information. Any financial, operating or other information regarding NRG that may be detrimental to Exelon following Exelon’s acquisition of NRG that has not been publicly disclosed by NRG, or errors in Exelon’s estimates due to the lack of cooperation from NRG, may have an adverse effect on Exelon’s financial condition or the benefits Exelon expects to achieve through the consummation of the offer.

The market price of Exelon common stock may decline as a result of the offer and the second-step merger.

The market price of Exelon common stock may decline as a result of the offer and the second-step merger if, among other things:

•	the integration of NRG’s business is unsuccessful;

•	Exelon does not achieve the expected benefits of the acquisition of NRG as rapidly or to the extent anticipated by financial analysts or investors; or

•	a downgrade in the rating of Exelon’s indebtedness occurs as a result of Exelon’s increased indebtedness incurred to finance the transactions.

In connection with the offer and the second-step merger, Exelon estimates that it could issue 123,051,030 shares of Exelon common stock. The increase in the number of shares of Exelon’s common stock issued may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Exelon common stock.

Uncertainties exist in integrating the business and operations of Exelon and NRG.

Exelon intends, to the extent possible, to integrate NRG’s operations with those of Exelon. Although Exelon believes that the integration of NRG’s operations into Exelon’s will not present any significant difficulties, there can be no assurance that Exelon will not encounter substantial difficulties integrating NRG’s operations with Exelon’s operations, resulting in a delay or the failure to achieve the anticipated synergies and, therefore, the expected increases in cash flow, earnings and cost savings. The possible difficulties of combining the operations of the companies include, among other things:

•	possible inconsistencies in standards, management models, controls, procedures and policies, business cultures and compensation structures between NRG and Exelon;

•	the retention of key employees;

•	the integration and consolidation of corporate and administrative infrastructures, including computer information systems;

•	the integration of each company’s power trading organizations, including the hedging practices of each company;

•	the restructuring of businesses within the two companies to properly align business units;

•	the possible diversion of management’s attention from ongoing business concerns; and

•	the possibility of tax costs or inefficiencies associated with the integration of the operations of the combined company.

Even if the offer is completed, full integration of NRG’s operations with Exelon’s may be delayed if Exelon is unable to solicit proxies from NRG stockholders in a sufficient amount to approve the second-step merger.

The offer is subject to a condition that, before the expiration of the offer, there shall have been validly tendered and not withdrawn at least a majority of shares of the NRG common stock on a fully-diluted basis. At the end of the offer period, Exelon may solicit proxies in connection with a “long-form” merger to exchange the remaining shares of NRG common stock for Exelon common stock. This could prevent or delay Exelon from realizing some or all of the anticipated benefits from the integration of NRG’s operations with Exelon’s operations.

The offer could trigger certain provisions contained in NRG’s employee benefit plans or other agreements that could require Exelon to make change of control payments or permit a counter-party to an agreement with NRG to terminate that agreement.

Certain of NRG’s employee benefit plans contain change of control clauses providing for compensation to be granted to certain members of NRG senior management if, following a change of control, NRG terminates the employment relationship between NRG and these employees, or if these employees terminate the employment relationship because their respective positions with NRG have materially changed. If successful, the offer would constitute a change of control, thereby giving rise to potential change of control payments.

Because Exelon has not had the opportunity to review NRG’s non-public information, there may be agreements that permit a counter-party to terminate an agreement because the offer or the second-step merger would cause a default or violate an anti-assignment, change of control or similar clause. If this happens, Exelon may have to seek to replace that agreement with a new agreement. Exelon cannot assure you that it will be able to replace a terminated agreement on comparable terms or at all. Depending on the importance of a terminated agreement to NRG’s business, failure to replace that agreement on similar terms or at all may increase the costs to Exelon of operating NRG’s business or prevent Exelon from operating part or all of NRG’s business. In addition, the consummation of the offer or the second-step merger may constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, or result in the termination, cancellation, acceleration or other change of any right or obligation (including, without limitation, any payment obligation) under agreements of NRG that are not publicly available, including any power trading agreements relating to NRG’s first and second lien structure.

The acquisition is subject to various regulatory approvals, and obtaining such approvals may delay or prevent Exelon’s acquisition of NRG or may require divestitures.

Exelon must receive approval from and/or make filings with various foreign, federal and state regulatory agencies with respect to the acquisition of shares of NRG common stock in the offer. At the federal level, these approvals include the approval of FERC under the Federal Power Act and the Nuclear Regulatory Commission under the Atomic Energy Act. In addition, under the HSR Act, the acquisition of shares of NRG common stock pursuant to the offer cannot be completed until Exelon has made required notifications and given certain information and materials to the FTC and/or the DOJ and until specified waiting period requirements have expired. At the state level, final orders of each of the Pennsylvania Public Utility Commission, the New York Public Service Commission, the California Energy Commission, the California Public Utilities Commission, and the Public Utility Commission of Texas approving the consummation of the offer and, in some jurisdictions, the second step-merger are required. The governmental entities from which these approvals are required may impose conditions on the completion of the acquisition, require changes to the terms of the acquisition or impose additional obligations on regulated subsidiaries of Exelon and NRG. These conditions or changes could have the effect of delaying completion of the acquisition or imposing additional costs on or limiting the revenues of the combined company following the acquisition, any of which might have a material adverse effect on the combined company following completion of the acquisition. Exelon cannot provide any assurance that the necessary approvals will be obtained or that there will not be any adverse consequences to Exelon’s or NRG’s business resulting from the failure to obtain these regulatory approvals or from conditions that could be imposed in connection with obtaining these approvals, including divestitures or other operating restrictions upon Exelon, NRG, the combined company or its subsidiaries. You should be aware that all required regulatory approvals may not be obtained in a timely manner and could result in a significant delay in the consummation of the acquisition. For a more detailed description of the regulatory approvals required in the offer and/or the second-step merger, see “The Offer—Regulatory Approvals.”

Upon your receipt of shares of Exelon common stock in the offer, you will become a shareholder in Exelon, a Pennsylvania corporation, which may change certain shareholder rights and privileges you hold as a stockholder of NRG, a Delaware corporation.

Exelon is a Pennsylvania corporation and is governed by the laws of the Commonwealth of Pennsylvania and by its articles of incorporation and bylaws. Pennsylvania corporation law extends to shareholders certain rights and privileges that may not exist under Delaware law and, conversely, does not extend certain rights and privileges that you may have as a stockholder of a company governed by Delaware law. Pennsylvania law contains certain optional anti-takeover statutes which do not exist under Delaware law and, if a corporation does not opt out of such statutes, this could discourage a third party from acquiring control of the corporation. Exelon has not opted out of such statutes and this could limit the price that some investors might be willing to pay in the future for shares of Exelon common stock. The applicability of such statutes may also have the effect of discouraging or preventing certain types of transactions involving an actual or a threatened change in control of Exelon, including unsolicited takeover attempts, even though such a transaction may offer Exelon shareholders the opportunity to sell their shares of Exelon common stock at a price above the prevailing market price. For a detailed discussion of the rights of Exelon shareholders versus the rights of NRG stockholders, see the section captioned “Comparison of Shareholders’ Rights.”

The consummation of the offer may accelerate NRG’s existing indebtedness.

The consummation of the acquisition of NRG pursuant to the offer likely will require the refinancing of existing indebtedness of NRG. This refinancing and certain other payments required to complete the transaction totaling in the aggregate approximately $8.6 billion consist of the following:

•

Payments to holders of the $4.7 billion aggregate principal amount outstanding of NRG senior notes who will have the right under such notes to require NRG to repurchase the senior notes at 101% of their face value upon the consummation of the offer;

•

Approximately $2.65 billion to refinance the $2.65 billion aggregate principal amount outstanding under NRG’s term loan B, which outstanding amount will accelerate and become immediately due and payable upon consummation of the offer;

•	Approximately $375 million to refinance certain other indebtedness and other obligations of NRG and its subsidiaries;

•

Up to $250 million in payments to holders of NRG’s 3.625% Convertible Perpetual Preferred Stock who will have the right to require NRG to repurchase such stock at 100% of its liquidation preference (a repurchase price of approximately $250 million in the aggregate) upon consummation of the offer; and

•	The payment of fees and expenses, including change of control premium payments relating to the outstanding NRG senior notes, of approximately $654 million.

In addition, Exelon will be required to provide for the issuance of new letters of credit as a “backstop facility” in an aggregate principal amount of approximately $1 billion due to the anticipated termination of NRG’s letter of credit facility arising from the consummation of the offer.

Exelon may not be able to refinance NRG’s existing debt or such refinancing may be only on conditions that are not favorable to Exelon, either of which may have an adverse effect on the value of Exelon common stock. If Exelon does not control NRG and is unable to complete the second-step merger, Exelon may not be able to assist NRG in refinancing debt that becomes due as a result of the consummation of the offer, which may have an adverse effect on the value of NRG common stock.

The amount of indebtedness and other obligations of NRG that may need to be refinanced is based solely on publicly available information and therefore there may be additional indebtedness or obligations not included in this estimate of which Exelon is unaware.

Risk Factors Relating to Exelon’s Business

You should read and consider risk factors specific to Exelon’s businesses that will also affect the combined company after the merger, described in Part I, Item 1A of Exelon’s annual report on Form 10-K for the year ended December 31, 2007, and Part II, Item 1A of Exelon’s quarterly report on Form 10-Q for the quarter ended September 30, 2008, each of which has been filed by Exelon with the SEC and all of which are incorporated by reference into this document.

Risk Factors Relating to NRG’s Business

You should read and consider risk factors specific to NRG’s businesses that Exelon believes would be applicable to the combined company after the merger, described in Part I, Item 1A of NRG’s annual report on Form 10-K for the year ended December 31, 2007, and Part II, Item 1A of NRG’s quarterly report on Form 10-Q for the quarter ended September 30, 2008, each of which has been filed by NRG with the SEC and all of which are incorporated by reference into this document. Exelon has not had the opportunity to conduct comprehensive due diligence on NRG and to evaluate fully the extent to which these risk factors will affect the combined company.

THE COMPANIES

Exelon

Exelon Corporation is one of the nation’s largest energy companies with approximately $19 billion in annual revenues. Exelon distributes electricity to approximately 5.4 million customers in Illinois and Pennsylvania, and natural gas to approximately 480,000 customers in southeastern Pennsylvania. Exelon’s operations include energy generation, power marketing and energy delivery. Exelon has one of the industry’s largest portfolios of electricity generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon operates the largest nuclear fleet in the United States.

Exelon, a utility services holding company, operates through its principal subsidiaries—Exelon Generation Company, LLC (“Generation”), Commonwealth Edison Company (“ComEd”) and PECO Energy Company (“PECO”)—as described below, each of which is treated as an operating segment by Exelon. Exelon was incorporated in Pennsylvania in February 1999. Shares of Exelon common stock trade on the NYSE under the ticker symbol “EXC”. Exelon’s principal executive offices are located at 10 South Dearborn Street, Chicago, Illinois 60603, and its telephone number is 800-483-3220. The address of Exelon’s website is http://www.exeloncorp.com. This website address is provided for convenience only and none of the information on this website is incorporated by reference into or otherwise deemed to be a part of this prospectus/offer to exchange.

The name, business address, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Exelon and certain other information are set forth on Schedule I to this prospectus/offer to exchange. During the last five years, neither Exelon nor, to Exelon’s best knowledge, any of the persons listed on Schedule I of this prospectus/offer to exchange (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Generation. Generation’s business consists of its owned and contracted electric generating facilities, its wholesale energy marketing operations and its competitive retail supply operations. Generation is one of the largest competitive electric generation companies in the United States, as measured by owned and controlled megawatts (MW). Generation combines its large generation fleet with an experienced wholesale energy marketing operation and a competitive retail supply operation. On December 31, 2007, Generation owned generation assets with an aggregate net capacity of 24,808 MW, including 16,969 MW of nuclear capacity. In addition, Generation controlled another 7,524 MW of capacity through long-term contracts.

Generation has ownership interests in eleven nuclear generating stations currently in service, consisting of 19 units with 16,969 MW of capacity. Generation’s nuclear fleet plus its ownership interest in two other generating units produced 140,359 gigawatthours (GWhs), or approximately 93% of Generation’s total output for the year ended December 31, 2007. In 2007 and 2006, electric supply (in GWhs) generated from the nuclear generating facilities was 74% and 73%, respectively, of Generation’s total electric supply, which also includes fossil and hydroelectric generation and electric supply purchased for resale. During 2007 and 2006, the nuclear generating facilities operated by Generation achieved a 94.5% and 93.9% capacity factor, respectively.

Generation was formed in 2000 as a Pennsylvania limited liability company. Generation began operations as a result of a corporate restructuring, which was effective on January 1, 2001, whereby Exelon separated its generation and other competitive businesses from its regulated energy delivery businesses at ComEd and PECO. Generation’s principal executive offices are located at 300 Exelon Way, Kennett Square, Pennsylvania 19348, and its telephone number is 610-765-5959.

ComEd. ComEd’s energy delivery business consists of the purchase and regulated retail sale of electricity and the provision of distribution and transmission services to retail customers in northern Illinois, including the

City of Chicago. ComEd and its nearly 5,600 employees are responsible for maintaining more than 90,000 miles of power lines that make up the electric transmission and distribution systems in Northern Illinois. ComEd also provides customer operations for more than 3.8 million customers across the region, or 70 percent of the state’s population.

ComEd was organized in the State of Illinois in 1913 as a result of the merger of Cosmopolitan Electric Company into the original corporation named Commonwealth Edison Company, which was incorporated in 1907. ComEd’s principal executive offices are located at 440 South LaSalle Street, Chicago, Illinois 60605, and its telephone number is 312-394-4321.

PECO. PECO’s energy delivery business consists of the purchase and regulated retail sale of electricity and the provision of transmission and distribution services to retail customers in southeastern Pennsylvania, including the City of Philadelphia, as well as the purchase and regulated retail sale of natural gas and the provision of distribution services to retail customers in the Pennsylvania counties surrounding the City of Philadelphia.

PECO’s combined electric and natural gas retail service territory has an area of approximately 2,100 square miles and an estimated population of 3.8 million. PECO delivers electricity to approximately 1.6 million customers and natural gas to approximately 480,000 customers.

PECO was incorporated in Pennsylvania in 1929. PECO’s principal executive offices are located at 2301 Market Street, Philadelphia, Pennsylvania 19103, and its telephone number is 215-841-4000.

Exelon Xchange

Exelon Xchange is a direct wholly-owned subsidiary of Exelon that was formed for the sole purpose of acquiring the outstanding shares of NRG common stock and consummating a subsequent merger of Exelon Xchange (or another wholly-owned subsidiary of Exelon) with and into NRG. Exelon Xchange has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the offer and the second-step merger. Exelon Xchange was incorporated in Delaware on October 21, 2008. Exelon Xchange’s principal executive offices are located at 10 South Dearborn Street, Chicago, Illinois 60603, and its telephone number is 800-483-3220.

The name, business address, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Exelon Xchange and certain other information are set forth on Schedule II to this prospectus/offer to exchange. During the last five years, neither Exelon Xchange nor, to Exelon Xchange’s best knowledge, any of the persons listed on Schedule II of this prospectus/offer to exchange (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

NRG

NRG Energy, Inc., or NRG, is a wholesale power generation company with a significant presence in major competitive power markets in the United States. NRG is engaged in the ownership, development, construction and operation of power generation facilities, the transacting in and trading of fuel and transportation services, and the trading of energy, capacity and related products in the United States and select international markets.

As of December 31, 2007, NRG had a total portfolio of 191 active operating generation units at 49 power generation plants, with an aggregate generation capacity of approximately 24,115 MW. Within the United States, NRG has a power generation portfolio of approximately 22,880 MW of generation capacity in 175 active generating units at 43 plants, primarily located in the Texas or Electric Reliability Council of Texas (“ERCOT”)

region (approximately 10,805 MW), the Northeast (approximately 6,980 MW), South Central (approximately 2,850 MW), and West (approximately 2,130 MW) regions of the United States, with approximately 115 MW of additional generation capacity from NRG’s thermal assets.

NRG was incorporated as a Delaware corporation on May 29, 1992. NRG’s common stock is listed on the NYSE under the ticker symbol “NRG”. NRG’s headquarters and principal executive offices are located at 211 Carnegie Center, Princeton, New Jersey 08540. NRG’s telephone number is 609-524-4500. The address of NRG’s website is http://www.nrgenergy.com. This website address is provided for convenience only and none of the information on this website is incorporated by reference into or otherwise deemed to be a part of this prospectus/offer to exchange.

BACKGROUND AND REASONS FOR THE OFFER

Background of the Offer

On an ongoing basis, Exelon evaluates options for achieving its long-term strategic goals and enhancing shareholder value. For several years, the Exelon board of directors and management have been engaged in a strategic planning process designed to position Exelon to take advantage of growth opportunities in its industry. As part of this process, Exelon periodically has evaluated a variety of possible business combinations, including NRG, in light of Exelon’s evolving acquisition criteria and opportunities presented by various potential transactions. During the course of this process, Exelon has noted a move toward increasing consolidation in the power generation industry and believes that this trend will continue.

Exelon and NRG are involved in power and coal trading activities with each other in the ordinary course of business. In addition, Exelon and NRG are tenants in common of the Keystone and Conemaugh Generating Stations in Pennsylvania. Finally, Exelon and NRG participate in a number of industry groups, including, without limitation, the Association of Electric Companies of Texas. As a result, Exelon is generally familiar with NRG’s business and operations.

On September 26, 2008, Mr. John W. Rowe, Chairman and Chief Executive Officer of Exelon, telephoned Mr. David Crane, President and Chief Executive Officer of NRG, to express interest in exploring a possible transaction and meeting to discuss the strategic direction of their companies.

On September 30, 2008, Mr. Rowe, Mr. Christopher M. Crane, President and Chief Operating Officer of Exelon, Mr. David Crane, Mr. Robert C. Flexon, Executive Vice President and Chief Financial Officer of NRG, and Ms. Denise Wilson, Executive Vice President and Chief Administrative Officer of NRG, met in New York City to discuss strategic alternatives for Exelon and NRG, including a possible business combination. Messrs. Rowe and Christopher Crane indicated that the acquisition of NRG would be a natural fit for Exelon and that the combination of both companies would provide additional strength to NRG’s operations and significant value to NRG’s stockholders. At this meeting, it became apparent to Messrs. Rowe and Christopher Crane that there was a significant difference in the views of Exelon and NRG as to the principal terms of a potential business combination involving the two companies. At the conclusion of the meeting, the participants agreed that discussions surrounding a possible business combination should continue, and a subsequent meeting should be held.

On the evening of October 19, 2008, Mr. Rowe telephoned Mr. David Crane and informed him that the Exelon board of directors had authorized him to make an offer for NRG of 0.485 shares of Exelon common stock for each share of NRG common stock, subject to confirmatory due diligence, the negotiation of a definitive merger agreement and receipt of the necessary board and shareholder approvals. In considering whether to make an offer to purchase NRG’s common stock, Exelon believed that further discussions with NRG would not likely lead to a definitive agreement within a reasonable period of time given the disparity between Exelon’s and NRG’s positions as to the principal terms of a potential business combination, as expressed in the September 30, 2008 meeting.

Following this telephone call, Mr. Rowe delivered a letter containing an offer to Mr. David Crane. The letter read as follows:

October 19, 2008

Mr. David Crane

President and Chief Executive Officer

NRG Energy, Inc.

211 Carnegie Center

Princeton, New Jersey 08540

Dear David:

Thank you for meeting with Chris Crane and me on September 30. I believe we had a productive discussion about our respective companies, the challenges we face in this difficult economic environment, and the potential strengths a combination of NRG and Exelon would create.

A merger of NRG and Exelon would address critical national energy needs in a highly effective fashion, while creating substantially more value for both companies’ shareholders than either company can realize alone:

•

The combined company would constitute the largest U.S. power company in terms of assets, market capitalization, enterprise value and generating capacity. The approximately 47,000 MW fleet (after giving effect to planned divestitures) would include 18,000 MW of nuclear generation.

•

The combined company would have best-in-class nuclear and fossil operations with the second lowest carbon emitting intensity in the industry, positioning it to address the challenges of a carbon constrained world.

•	The resulting company’s balance sheet would be very strong, with investment grade credit ratings, providing greater flexibility for growth and hedging while also reducing the cost of capital.

•	Fuel and geographic diversity would be unparalleled, with a presence in four major power regions, using uranium, natural gas, coal and oil.

•	A merged company will realize substantial synergies through the combination of solid operational, financial and service capabilities.

Since our meeting, we have evaluated all of these factors in greater detail and continue to believe our initial assessment of the advantages a combination would bring both companies is well founded. To that end, with the unanimous authorization of our Board of Directors, I am writing on behalf of Exelon to submit a proposal for a business combination of Exelon and NRG. Under our proposal, Exelon would acquire all of the outstanding shares of NRG common stock at a fixed exchange ratio of 0.485 Exelon shares for each NRG common share. Our offer represents a 37 percent premium to NRG stockholders above NRG’s closing price on October 17, 2008. Exelon will also appropriately address the interests of the holders of NRG preferred stock.

I know that you are committed to realizing the upside potential embedded in NRG’s stock, which we agree is not fully reflected in its current stock price. We believe our proposal fully addresses that concern. In addition to a 37 percent premium, the exchange would give NRG stockholders the full upside potential of Exelon, the preeminent company in our industry. That potential is predicated on our consistent leadership in productivity and efficiency and the strength of our carbon position; ownership of seventeen world class nuclear units, the most valuable assets in our industry; a growth pattern in the last eight years unparalleled in the industry; and a balance sheet and liquidity of exceptional strength and value, notwithstanding the recent economic downturn.

Our proposal is subject to the negotiation of a definitive merger agreement and receipt of the necessary board and shareholder approvals. Because our proposal is based solely on publicly available information, it is also subject to our having the opportunity to conduct limited confirmatory due diligence. In addition, because the merger consideration is payable in Exelon stock, Exelon would provide NRG with an opportunity to conduct appropriate due diligence with respect to Exelon. We are prepared to begin discussions and due diligence immediately.

Exelon understands that approvals of regulatory authorities may depend upon modest divestiture of some assets of the combined company in some markets. Exelon has developed a divestiture strategy that will address the concerns of regulatory authorities, and we are confident that our proposed combination will receive all necessary regulatory approvals.

Exelon also recognizes that a substantial amount of NRG debt may need to be refinanced upon a change of control of NRG. Of course, both companies will want to have assurances that it is feasible to refinance that debt before closing the transaction. Based on discussions with our financial advisors, we believe that we will be able to arrange for the refinancing of NRG debt and appropriately address the NRG lien facility with trading counterparties, and we will propose to include provisions in the definitive agreement to assure both companies that the refinancing and lien facility arrangements are completed at the closing of the combination.

We look forward to the opportunity to discuss our proposal with you and your team. Due to the importance of this subject to the NRG board and the value represented by Exelon’s proposal, we expect that the NRG board will engage in a full review of our proposal. My team and I will make ourselves available to meet with you and your board at your earliest convenience. Considering the significance of this proposal to your shareholders and ours, Exelon intends to publicly release the text of this letter immediately.

Sincerely yours,

/s/ John W. Rowe

Chairman and Chief Executive

Officer

CC: Mr. Howard Cosgrove,

Chairman

On October 20, 2008, NRG issued a press release confirming receipt of Exelon’s proposal to acquire all of the outstanding shares of NRG common stock, indicating that NRG’s board of directors was reviewing Exelon’s proposal with its advisors and advising NRG stockholders to take no action at that time pending the board’s review.

On October 30, 2008, NRG issued its earnings release for the quarter ended September 30, 2008 and indicated in the release that the NRG board of directors was continuing its review of Exelon’s proposal with its advisors and advised NRG stockholders to take no action at that time pending the NRG board’s review.

On November 3, 2008, Mr. Christopher Crane telephoned Mr. David Crane and was told that Mr. David Crane was unavailable for the entire week. During the week of November 3, 2008, certain members of the Exelon board of directors contacted members of the NRG board of directors and received no response, were told that NRG directors were instructed not to speak with representatives of Exelon or received no meaningful response that would indicate NRG had any interest in discussing a negotiated transaction.

On the morning of November 4, 2008, Mr. Rowe delivered a letter to Mr. Howard Cosgrove, Chairman of NRG, and Mr. David Crane. The letter read as follows:

November 3, 2008

Mr. Howard Cosgrove,

Chairman of the Board

Mr. David Crane,

President and Chief Executive Officer

NRG Energy, Inc.

211 Carnegie Center

Princeton, NJ 08540

Dear Howard and David:

It has been just over two weeks since Exelon submitted its proposal to NRG to acquire all of the outstanding shares of NRG common stock in exchange for 0.485 shares of Exelon common stock. NRG publicly stated in both a press release on October 20 and in your conference call with analysts and investors on October 30 that the NRG board of directors would give our proposal due consideration. While we appreciate the time and effort that you and your board may be expending in reviewing our proposal, you must appreciate that the NRG board has had adequate time to act and further delay in responding is creating uncertainty for your shareholders and other stakeholders.

As you may know, on October 29, Exelon filed a document with the Securities and Exchange Commission as we initiated discussions with investors in which we outlined the financial and operational merits of combining our two companies. The feedback on our proposed transaction from institutional equity and fixed income investors in Exelon and NRG has been positive and reinforced our view that our proposal is in the best interests of both companies and NRG shareholders in particular. We have received strong support on our commitment to maintain investment grade ratings and our financial discipline. Both companies’ shareholders were encouraged that we have identified a structure that reduces execution risk and preserves the value created for shareholders. We also mentioned a possible structure to effect the combination through a negotiated transaction that would create further value for shareholders of both companies by allowing $4.7 billion of NRG senior notes to remain in place, reducing the burden of prepayment and refinancing; again, the response from the investors was very positive and supportive. We would be pleased to discuss with you in detail our ideas for creating shareholder value through a negotiated transaction.

We have met with the rating agencies and continue to believe that we can achieve our goal of investment grade ratings for the combined company. Your bondholders have already experienced an increase in the market value of their bonds and are supportive of our proposal to the point that several have expressed a willingness facilitate a deal, while recognizing that a negotiated transaction might not trigger a change-in-control put at 101%.

At the same time, we have held discussions with financial institutions about financing and, again, while not getting into specifics at this juncture, I think it is fair to characterize those meetings as very positive as well. Indeed, despite continuing turmoil in the financial markets, we are pleased that several major, global banks have already offered to commit more funding than we think necessary to refinance NRG debt in a negotiated transaction structure. Thus, the issue of refinancing NRG’s debt when the transaction closes is not an impediment. On the contrary, we believe that our success with the refinancing effort in this challenging environment serves to underscore the compelling business and financial rationale for the merger and further validates the combination of our two companies.

Let me recap the benefits our proposal provides. First, we are proposing to acquire all of the outstanding NRG common stock at a full and generous price. Indeed, the value to your shareholders was a premium of 37% to the closing price on October 17, the last trading day before we made our proposal public. Second, our proposed transaction not only provides NRG shareholders with an immediate premium on their investment, but also the opportunity to participate in the future growth of a combined company that will possess extraordinary attributes, including a 47,000 MW fleet, best-in-class nuclear and fossil operations with an industry-leading track record in carbon-reduction, a strong balance sheet with investment grade credit ratings and unparalleled fuel and geographic diversity. Finally, the combination of our two companies would result in substantial synergies, which we have estimated at anywhere from $1 to $3 billion (in net present value) and perhaps more; we could refine and verify those estimates together, given an opportunity to conduct reasonable due diligence.

As we also have noted, we do not believe that there are any regulatory or other obstacles that cannot be satisfactorily addressed to allow the timely consummation of this transaction. We have already identified the small number of divestitures we think are required for federal regulatory approvals.

I should add that throughout our meetings and discussions with investors and others one question seems to come up: have you heard back from NRG? Unfortunately, that answer is no. As I noted in my letter of October 19, we stand ready to meet with you, your board, and your legal and financial advisors to evaluate the merits of our proposed transaction and to determine a structure for the combination that will provide substantial value for the shareholders of both companies. That offer still stands, and to facilitate that process, I am attaching a confidentiality agreement that Exelon is willing to sign so that, together, we can move constructively together through a reasonable period of due diligence and negotiation of a definitive merger agreement.

From our ongoing discussions with NRG’s investors, we know there is concern about the continuing delay in responding to our proposal. Considering the strong interest NRG’s major shareholders have shown in our proposal already, we feel that we will get to a point soon where we consider it appropriate to take our offer directly to NRG shareholders rather than continue to wait for the NRG board to act.

We look forward to hearing from you shortly.

Sincerely yours,

/s/ John W. Rowe

Cc: NRG Energy, Inc. Board of Directors

During the afternoon of November 4, 2008, NRG issued a press release in response to Exelon’s letter dated November 3, 2008. The press release included the full text of Exelon’s letter dated November 3, 2008 and NRG’s response letter. The full text of NRG’s response letter read as follows:

November 4, 2008

Mr. John W. Rowe

Chairman and CEO

Exelon Corporation

P.O. Box 805398

Chicago, IL 60680-5398

Dear Mr. Rowe:

We have received your letter dated November 3, 2008, a copy of which is attached hereto.

The Board of Directors of NRG Energy, Inc. is mindful of its fiduciary duties and its obligations under the United States securities laws in regard to this matter. In our news release dated October 20, 2008, we advised our shareholders and other constituencies that NRG’s Board of Directors will review Exelon’s proposal with our advisors and determine the appropriate response in due course.

The NRG Board of Directors is taking the proposal seriously and undertaking a thorough and diligent review of the proposal. NRG’s Board of Directors will respond promptly when our review of the Exelon proposal has been completed.

Sincerely,

/s/ David Crane	/s/ Howard Cosgrove
David Crane	Howard Cosgrove
President and Chief Executive Officer	Chairman of the Board

On November 9, 2008, NRG issued a press release in response to Exelon’s proposal in its letter dated October 19, 2008 and delivered a copy of its response letter to Mr. Rowe. The press release included the full text of NRG’s response letter. The full text of NRG’s response letter read as follows:

November 9, 2008

Mr. John W. Rowe

Chairman and CEO

Exelon Corporation

P.O. Box 805398

Chicago, IL 60680-5398

Dear Mr. Rowe:

The Board of Directors of NRG Energy, Inc., with the assistance of its financial and legal advisors, has thoroughly reviewed and considered your October 19, 2008 letter. Based upon this review, the Board has unanimously rejected your proposal because it is not in the best interests of NRG shareholders as it manifestly undervalues NRG both on an absolute basis and relative to your own share value. One critical example of the inequity of your proposed 0.485 fixed exchange ratio is that, under your proposal, NRG shareholders would own only 17% of the combined company while contributing over 30% of a combined NRG-Exelon free cash flow in 2008.

Another important factor considered by the NRG Board of Directors was Exelon’s lack of committed financing to complete the transaction, which presents real risks of non-consummation to NRG’s shareholders. In your October 19th bid letter, you confirmed that the proposal had no committed financing arranged. On Monday, October 20th, you stated publicly that you would have fully committed financing “in place over the next few days.” On Tuesday, October 21st, Exelon’s corporate credit rating was downgraded by the rating agencies, and placed on credit watch with negative outlook. The Exelon letter, dated November 3rd, clearly communicates that Exelon can only arrange fully committed financing if NRG works with Exelon to make our financial resources available to you.

Your obvious difficulties on both the debt financing and credit rating front since your public bid supports our conclusion that, even apart from your proposal’s substantial undervaluation of NRG, your proposal is so highly conditional that it has severe implementation risk for which NRG shareholders are in no way compensated. As to your November 3rd suggestion that we work together to secure bondholder consent, or some other structural solution to keep the bonds in place, it would seem that your own experience over the past two weeks would have caused you to conclude that this credit environment is not the most opportune time to refinance all or a major portion of NRG’s long-term debt. Nor is it the best time to seek the indulgence of the credit rating agencies in support of the transaction contemplated by your proposal.

Please be assured that our Board’s decision is not an indication of disrespect for you or your company. Exelon undoubtedly is one of the top utility holding companies in the country. Likewise, we do agree with, and very much appreciate, your assessment that NRG is the “best investment available” in the power sector. In making its decision, our Board considered many of the same value drivers as you did, including:

•	NRG is about Cash. We believe the substantial decline in NRG’s stock price is an unwarranted aberration that completely overlooks unique factors representing our significant growth potential,

overall stability associated with our first lien-supported hedge position and, most importantly, our exceptional liquidity and cash flow generation. We manage the business for cash and we are good at it. At current market prices, NRG on a standalone basis has a free cash flow yield of approximately 25%, over three times Exelon’s FCF yield, and we have cash on hand equal to close to 1/3 of our market cap.

•

NRG’s Standalone Growth Plan. NRG epitomizes growth through standalone development in the competitive power sector, with many of our efforts just now coming to fruition with the potential realization of huge value upside for our shareholders. Another aspect of our plan that supports our growth strategy is our pursuit of partnering with other companies on various growth projects. These joint ventures, with companies such as Toshiba Corporation, United Illuminating, British Petroleum, and EnergyCo, LLC, are a way to mitigate risk and minimize the need for bank financing, capital from the debt markets and other traditional borrowing sources. At the same time, the partnerships allow us to monetize our assets while capitalizing on the complementary skills of our partners. It is unclear to us why we should give away 83% of our intrinsic growth prospects to Exelon when NRG would only own 17% of the combined company.

•

NRG’s Industry and Texas-leading Nuclear Position. Your investor materials note that our nuclear plant, STP 1&2, is in the “top quartile” of American nuclear operations. In that characterization, you are being somewhat uncharitable since, as you well know, STP 1&2 is a good deal more than top quartile. The STP facility, which has earned more honors than any other U.S. nuclear power plant has, for the third time, received the industry’s top honor. On May 7, 2008, STP received the B. Ralph Sylvia “Best of the Best” award. STP is the only repeat winner of this award. In addition, during the past four years, STP’s track record of avoiding unplanned shutdowns for its two units has allowed it to produce more power than any of the other 32, two-reactor plants in the nation. STP is also, as you know, the lowest marginal cost producer of all nuclear plants in the United States.

•

Leading the Nuclear Renaissance. Together with our partner CPS Energy, we conceived STP 3&4, which in September 2007 became the first new nuclear plant in 29 years to file for a Combined Operating License. Our nuclear development initiative is being pursued by and through Nuclear Innovation North America LLC (NINA), our 88/12 joint venture with Toshiba Corporation, which continues to lead the way in nuclear development in merchant markets.

•

NRG’s Stability and Profitability, Despite Market Conditions. Based on our existing 24,000 MW of predominantly baseload generation with an optimal fuel mix, NRG has created stability in an incredibly volatile commodity environment. While the key drivers of value for our sector—natural gas and power prices, as well as demand growth—have experienced recent declines, our portfolio remains substantially hedged going forward, largely insulating us from the recent contraction in these markets and largely securing profitability for the difficult period ahead.

•

NRG’s Substantial Cash Flow Can Fund Both Significant Return of Capital to Shareholders and Growth. Even after considerable CAPEX investment in major maintenance and environmental remediation, NRG expects to be very substantially free cash flow positive. We expect to invest that cash, as we have in the past, both in the regular return of capital to shareholders and in value-enhancing growth opportunities. With respect to repayment of debt, while we also will be paying down debt along the way consistent with the terms of our debt securities, we have no significant corporate debt maturities until 2013.

As you can see, NRG is stronger than ever before in our history and our prospects have never looked better.

Based on these factors, we could not be more certain in our belief that your proposal is opportunistic, serving only as a means for Exelon to extract a severely disproportionate percentage of the current and future value of NRG and its assets from its rightful owners, NRG’s shareholders, and transfer it to Exelon and its shareholders.

We made you aware of our Board of Directors’ and management team’s commitment to maximizing value for our shareholders at our meeting on September 30th. In fact, when we received your call on

September 26th to set up the September 30th meeting, you explicitly acknowledged Exelon’s willingness to agree to a value proposition that came closer to reflecting NRG’s fundamental value. While we remain open to extrinsic opportunities that will create value for our shareholders, we also hoped that you understood from our conversation our confidence in achieving our value objectives through our continued successful implementation of our strategic plan as a standalone public company. Instead, 19 days later, you came in with a lowball exchange ratio vastly below the price range you had mentioned in setting up the September 30th meeting.

Now, as you have eschewed a private negotiation and pursued us in a highly public and preemptive manner, in a way that has obviated the possibility of thorough discussion, it is incumbent on us to note that, in addition to the inadequate value proposition, there are several important risks and concerns to NRG shareholders embedded within your proposal which were not addressed in your letter nor in your many subsequent public announcements given that your proposed consideration is Exelon stock, including:

•

Exelon Third Quarter Results. While NRG’s third quarter performance exceeded expectations, Exelon’s performance moved in the other direction. Exelon’s third quarter earnings were below consensus estimates, and Exelon guided the investor community to the bottom end of its full-year 2008 guidance, weighed down by the major downturn in Exelon’s utility business. In addition, while NRG announced a 2009 share buyback program, Exelon has “indefinitely suspended” its program in order to conserve cash, highlighting the potential impact of the continued uncertainty in capital and credit markets on Exelon’s future cash needs. This reinforces our view that in this market cash is critical and NRG’s shareholders should enjoy the undiluted benefit of NRG’s cash.

•

Management is Important. NRG is a large and complicated competitive power generation company. Your proposal effectively is to merge NRG’s assets into Exelon Generation, which itself will become a big and complicated competitive power generation company as its transitional arrangements roll off over the next few years. Yet Exelon itself is a very traditional utility holding company and your management team is made up of utility veterans and executives from other industries. Indeed, as best we can tell, we see no evidence of even a single senior executive at Exelon with any experience whatsoever working at a true competitive power generation company. As such, we have a serious concern as to whether Exelon Generation’s current management is best suited to run NRG’s assets. Additionally, you, the CEO and Chairman of the utility holding company, are on the verge of retirement and your CFO and head of M&A recently left the company. Given the stock-for-stock nature of your proposal, if NRG stockholders will be relying on Exelon management for value creation, we believe that you need to make clear who that management team will be going forward.

•

Understanding the Risks Associated with Low Investment Grade is Critically Important. Subsequent to your going public with your letter, you and your CFO divulged that maintaining investment grade ratings of BBB-/Baa3 at Exelon was essential to you and your Board of Directors. You committed the combined company to a single-minded focus on “restoring” Exelon to “solid” investment grade. Based on our considerable experience dealing with the rating agencies and their absolutely entrenched perspectives with respect to the competitive power generation industry, we find Exelon’s approach to the credit rating issue highly problematic on two grounds:

•	Rating upgrades in the competitive power generation are few and far between; and even more importantly

•

The low investment grade credit rating which you seek and seem to consider as a satisfactory outcome, even though higher than our standalone credit rating, is infinitely more risky to the business because of the rating downgrade triggers that invariably attach to low investment grade credits. It is surprising to us, that in the wake of the rating downgrade-driven collapse of Constellation Energy, and the massive destruction of equity value which ensued, that any power industry professional would consider the lowest investment grade rung as a stable foundation to run a 48,000 MW merchant power company. As the Constellation Energy experience demonstrated so vividly and so recently, any hiccup leading to a ratings downgrade, or even the threat of a downgrade, can result in a destruction of equity value at a speed and on a scale like no other. We continue to believe that solid BB is the optimal credit rating for a competitive power generation company in that it allows management to work for the benefit of the shareholders rather than for the benefit of the rating agencies.

•

Costs Outweigh Synergies. Refinancing all or a portion of our single B rated NRG debt today creates economic waste of possibly $300 million to $500 million per year that would significantly impact the value to our shareholders and further pressure the ratings of a combined entity. Additionally, your investor presentation notes positive synergies yet fails to take into account the considerable transaction costs and those costs associated with refinancing all or a major portion of NRG’s debt given the current credit environment.

•

NRG’s Growth Diluted and Possibly Derailed. NRG, as you know, has an industry-leading development program with recently successful repowerings in California and Connecticut, a thriving wind farm development program, and demonstration projects under development in post-combustion carbon capture technology and plasma gasification, among others. Under Exelon, at best, the benefits of our growth program to NRG shareholders would be severely diluted. Under Exelon, at worst, our growth prospects would be capital-starved (because of your preoccupation with the rating agencies and debt repayment) as well as being subject to the inherent shortcomings of utility holding company ownership. By that we mean that power plant development in merchant markets is not well-suited to the hierarchical nature of utility management. Certainly, we are unable to discern a track record of successful IPP development either at Exelon or its predecessor utilities.

•

Special Case of Nuclear Development. A case in point is our differing approaches to nuclear development. Our approach has been, and continues to be, to deploy the ABWR technology, the only advanced nuclear technology which has been built on time and on budget; and to work with the OEM (Toshiba Corporation) which has the requisite completion experience and track record with the technology and the corporate commitment to duplicate its nuclear success in the United States, working at what we believe to be the best site for nuclear construction in North America. Exelon, on the other hand, working in the same merchant market environment as us, but at a challenging greenfield site, continues to pour development resources into an unproven design, not yet certified by the NRC, never before built and involving substantial first-of-a-kind engineering. As such, we are concerned that you are on a path to repeat the nuclear construction experience of the 1970-80s by taking nuclear completion risk “on balance sheet;” and that is a risk which, no matter how much you intend to grow your balance sheet, concerns us (on behalf of our shareholders) immensely.

•

Growth the Exelon Way. From analyst reports, we discern that Exelon’s growth prospects over the medium term are absolutely dependent on both government action to enact climate change legislation favorable to Exelon in its detail, and state government inaction during the roll off to full competition in Pennsylvania (2011) and Illinois (2013). While we at NRG have great faith in the free market instincts of our public policy makers, we believe a prolonged period of economic distress is going to make it very difficult for public policymakers at all levels of government to put the interests of Exelon shareholders ahead of ratepaying voters. Yet, of even greater concern to us, is the threat to Exelon’s expected financial benefit from federal carbon legislation. Your nuclear generation assets stand to be enormous beneficiaries of federal carbon legislation but we are very concerned that any financial upside derived by your generation business will be “clawed back” by your states on the regulated side.

We agree with you that NRG is unique. NRG is the best-positioned, highest-growth, most well-diversified and best-hedged company in the sector. Exelon shareholders are able to access the benefits of NRG ownership easily and immediately through direct investment in NRG, while avoiding the management uncertainty, conditionality and economic waste implicit in your proposal. Indeed, we believe that our shareholders well understand the NRG value proposition, and the NRG Board believes that NRG shareholders should realize the full, undiluted benefits of the value that these attributes and skills will create for them in the years to come. Your proposal would significantly dilute the value proposition for NRG shareholders and that is not at all compelling.

Please be assured that NRG is a believer in industry consolidation and has and always will be a willing seller or buyer when genuine value can be created for both parties. Your proposal, while undoubtedly an exceptional deal for your shareholders, is not at all right for our shareholders. As such, we respectfully decline your offer.

Sincerely,

/s/ David Crane	/s/ Howard Cosgrove
David Crane	Howard Cosgrove
President and Chief Executive Officer	Chairman of the Board

cc: Board of Directors of Exelon Corporation, c/o Corporate Secretary, Exelon Corporation

On November 10, 2008, Mr. Bruce G. Wilson, Senior Vice President and Deputy General Counsel of Exelon, delivered a letter to Mr. Drew Murphy, Executive Vice President and General Counsel of NRG, noting Exelon’s or Exelon Xchange’s intent to present a proposal at NRG’s 2009 annual meeting of stockholders to increase the size of the NRG board of directors such that the directors to be elected at that meeting will constitute not less than 50% of the NRG board and requesting that NRG confirm Exelon’s interpretation that NRG’s certificate of incorporation authorizes such a proposal. The letter also noted Exelon’s or Exelon Xchange’s intent to nominate directors to fill the newly created directorships.

On November 11, 2008, Exelon filed a complaint in the Court of Chancery of the State of Delaware against NRG and the members of its board of directors seeking a declaratory judgment and injunctive relief, among other things, declaring the members of the NRG board of directors to have breached their fiduciary duties by summarily rejecting and refusing reasonably to consider Exelon’s proposal and compelling the NRG board of directors to approve Exelon’s acquisition proposal.

During the afternoon of November 11, 2008, Exelon issued a press release in response to NRG’s letter dated November 9, 2008. The press release included the full text of Exelon’s response letter. The full text of Exelon’s response letter read as follows:

November 11, 2008

Mr. Howard Cosgrove,

Chairman of the Board

Mr. David Crane,

President and Chief Executive Officer

NRG Energy, Inc.

211 Carnegie Center

Princeton, NJ 08540

Dear Howard and David:

Our board was disappointed by your rejection of our proposal. We had hoped to have an opportunity for a constructive conversation prior to your decision. We continue to believe that a combination of our two companies will provide superior value to our respective shareholders.

We strongly disagree with the assertions in your November 9 letter. We think it is important to comment on the following principal points:

Clear Strategic Rationale for the Merger

The combination of NRG and Exelon will create substantially more value for both companies’ shareholders than either company can realize alone. It will create a significantly stronger enterprise on both operational and financial levels. The combined company will be the preeminent low-cost producer of power in the industry, operating in the most attractive markets, and providing earnings and cash flow accretion to shareholders of both Exelon and NRG. In addition, the combined company’s balance sheet will benefit from our investment grade credit rating that will provide greater flexibility for growth and hedging while ultimately reducing the cost of capital.

Strong Value Proposition to NRG Shareholders

Exelon’s proposal provides NRG shareholders an immediate premium and affords them the opportunity to continue to participate in the future value-creating prospects of the combined entity. Moreover, it does so without any tax leakage. With the largest market capitalization in the industry and Exelon’s exceptional record of growth over the past seven years, NRG shareholders will benefit from a more liquid, dividend-paying and less risky investment relative to NRG stand-alone. Additionally, the combined company offers greater potential for stock appreciation at a faster pace than NRG could achieve on a stand-alone basis.

Your analysis overlooks the less risky nature of Exelon’s cash flows. It also ignores the fact that value is driven more by future growth prospects than by historical performance. Moreover, Exelon’s cash flow is stronger and growing faster than NRG’s.

Financing Is Not an Obstacle

A negotiated business combination can be structured in a way that does not trigger the change of control provisions for NRG’s senior notes, which will reduce refinancing requirements to $4 billion or less. We can secure committed financing for that amount at the appropriate time. Reflecting our confidence in that regard, the transaction will not be subject to a financing condition.

In sum, a combination of Exelon and NRG will create superior value for all shareholders. While we would like the opportunity to meet directly with you to discuss the merits of these points, the tenor of your response has led us to conclude that we must take our proposal directly to your shareholders. We are hopeful that a transaction will ultimately be negotiated with the current NRG board. Failing that, we are fully prepared to negotiate with the new board following the 2009 NRG annual meeting of shareholders.

Sincerely,

/s/ John W. Rowe

John W. Rowe

Chairman and Chief Executive Officer

cc: NRG Board of Directors

Also, on November 11, 2008, NRG issued a press release confirming receipt of Mr. Wilson’s November 10, 2008 letter.

On November 12, 2008, Exelon and Exelon Xchange filed the registration statement of which this prospectus/offer to exchange is a part with the SEC and issued a press release announcing the exchange offer.

Reasons for the Offer

Exelon believes the offer will significantly benefit both Exelon and NRG stockholders and customers. Exelon believes that a combination of Exelon and NRG has significant beneficial long-term growth potential, which will maximize stockholder value. The Exelon common stock to be issued to NRG stockholders in the offer will allow such stockholders to participate in the growth and opportunities of the combined company. In addition:

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Increased Scope and Scale – The acquisition will create a combined company with increased scale and scope in generation. The combined company would constitute the largest power company in the U.S. by assets, market capitalization, enterprise value and generation capacity. The combined company is expected to have an enterprise value of approximately $60 billion and a market capitalization of $40 billion.

•

Increased Generation Efficiency – Exelon believes that significant efficiencies of scale would be realized from the combination of Exelon and NRG. The combined company’s approximately 51,000 MW fleet (including owned and contracted capacity, after giving effect to potential divestitures contemplated by Exelon’s regulatory divestiture plan to obtain regulatory approvals as described under “The Offer—Regulatory Approvals”) would include 18,000 MW of nuclear generation.

•

Synergies – Although no assurance can be given that any particular level of cost savings and other synergies will be achieved, based on publicly available information, Exelon management believes that the transaction may result in annual estimated synergies of approximately $180 million to $300 million through the combination of operational, financial and service capabilities, before giving effect to costs to achieve the synergies, increased interest expense in connection with the refinancing of existing NRG indebtedness and any adjustments that may result from due diligence investigation. Exelon believes that the transaction could create, on a net present value basis, $1.5 billion to $3 billion or more of value through synergies. For a discussion of the interest expense Exelon expects to incur in connection with the refinancing of NRG’s outstanding indebtedness as a result of the consummation of the offer, see “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements.”

•

Fuel and Geographic Diversification – The combined company would have a more highly diversified mix of generation capacity with a presence in four major domestic competitive power generation regions and a diversified fuel mix using uranium, natural gas, coal and oil.

•

Anticipated Financial Strength – The increased scale and scope is expected to strengthen the balance sheet of the combined company. The combination of Exelon and NRG is expected to reduce the leverage associated with NRG’s current business and enhance the credit rating of the debt incurred by NRG to finance that business.

•

Stock Appreciation Potential – Exelon believes that the anticipated earnings and cash flow accretion, and the combined company’s strong balance sheet, will offer stockholders greater potential for stock price appreciation.

•

Stock Liquidity – With the largest market capitalization in the industry, Exelon believes that stock in the combined company will represent a more liquid investment for NRG stockholders than NRG common stock and a more solid track record of value return for its stockholders.

•

Enhanced Ability to Pursue Capital-Intensive Projects – Exelon believes that the combined company’s assets, enterprise value and market capitalization will enable Exelon to pursue more multi-year, capital intensive projects than would be possible absent the acquisition of NRG.

The Exelon board of directors realized that there can be no assurance about future results, including results considered or expected as described in the factors listed above, such as assumptions regarding potential synergies. It should be noted that this explanation of the Exelon board of directors’ reasoning and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Forward-Looking Statements.”

THE OFFER

Exelon, through Exelon Xchange, is offering to exchange 0.485 of a share of Exelon common stock (the “exchange ratio”) for each share of NRG common stock that is validly tendered and not withdrawn prior to the expiration date, upon the terms and subject to the conditions contained in this prospectus/offer to exchange and the accompanying letter of transmittal. The exchange ratio is fixed. In addition, you will receive cash in lieu of any fractional shares of Exelon common stock to which you may be entitled. The term “expiration date” means 5:00 p.m., New York City time, on January 6, 2009, unless Exelon extends the period of time for which the offer is open, in which case the term “expiration date” means the latest time and date on which the offer, as so extended, expires.

The offer is subject to a number of conditions, which are described in the section of this prospectus/offer to exchange captioned “The Offer—Conditions of the Offer.” Exelon and Exelon Xchange expressly reserve the right, subject to the applicable rules and regulations of the SEC, to waive any condition of the offer described herein in its discretion, except for the conditions described under the subheadings “Competition Condition,” “Regulatory Approval Condition,” “Shareholder Approval Condition,” “Registration Statement Condition,” and “NYSE Listing Condition” under the caption “The Offer—Conditions of the Offer” below, each of which cannot be waived. Exelon and Exelon Xchange expressly reserve the right to make any changes to the terms and conditions of the offer (subject to any obligation to extend the offer pursuant to the applicable rules and regulations of the SEC), including, without limitation, with respect to increasing or decreasing the exchange rate in the offer.

If you are a registered stockholder and tender your shares of NRG common stock directly to the exchange agent, you will not be obligated to pay any charges or expenses of the exchange agent or any brokerage commissions. If you hold your shares through a broker or bank, you should consult your institution as to whether or not they will charge you any service fees. Except as set forth in the instructions to the letter of transmittal, transfer taxes on the exchange of shares NRG common stock pursuant to the offer will be paid by Exelon.

Exelon is making the offer through Exelon Xchange in order to acquire control of, and ultimately all of the outstanding shares of NRG common stock. The offer is the first step in Exelon’s acquisition of NRG and is intended to facilitate the acquisition of all shares of NRG common stock. Exelon intends, promptly after completion of the offer, to seek to have NRG consummate a second-step merger of Exelon Xchange or another wholly-owned subsidiary of Exelon with and into NRG. The purpose of the second-step merger is to acquire all shares of NRG common stock not tendered and exchanged in the offer. Pursuant to the terms of the second-step merger, each remaining issued and outstanding share of NRG common stock (other than shares of NRG common stock owned by Exelon, Exelon Xchange or NRG or held by NRG stockholders who perfect appraisal rights under Delaware law, to the extent available) will be converted into the same fraction of a share of Exelon common stock as exchanged in the offer, plus cash in lieu of any fractional shares of Exelon common stock.

The second-step merger will be followed by the forward merger (that is, the merger of NRG with and into Exelon or a wholly-owned subsidiary of Exelon) unless Sidley Austin LLP, counsel to Exelon, is able to render an opinion at the time of the second-step merger that the offer and the second-step merger, taken together and without the consummation of the forward merger, will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Exelon intends to continue to seek to negotiate with NRG with respect to the combination of NRG and Exelon. If such negotiations result in a definitive merger agreement between Exelon and NRG, the consideration to be received by holders of NRG common stock could include or consist of Exelon common stock, other securities, cash or any combination thereof. In addition, the structure of a combination between Exelon and NRG under any such definitive merger agreement may be different than the structure of the offer and second-step merger. Accordingly, such negotiations could result in, among other things, the termination of the offer and submission of a different combination proposal to NRG’s stockholders for their approval.

Based on certain assumptions regarding the number of shares of NRG common stock to be exchanged, Exelon estimates that if all shares of NRG common stock are exchanged pursuant to the offer and the second-step merger, former NRG stockholders would own, in the aggregate, approximately 16% of the outstanding shares of Exelon common stock. If NRG’s 4.0% Convertible Perpetual Preferred Stock were to be converted to NRG common stock and exchanged for shares of Exelon common stock, former holders of NRG common stock would own in the aggregate approximately 17% of the outstanding shares of Exelon common stock. For a detailed discussion of the assumptions on which this estimate is based, see “The Offer—Ownership of Exelon After the Offer.”

Exelon will ask NRG for its stockholder list and security position listings to communicate with you and to distribute Exelon’s offer to you. Upon compliance by NRG with this request, this prospectus/offer to exchange, the accompanying letter of transmittal and other relevant materials will be delivered to record holders of shares of NRG common stock and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on NRG’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, so that they can in turn send these materials to beneficial owners of shares of NRG common stock.

Timing of the Offer

The offer is scheduled to expire at 5:00 p.m. New York City time on January 6, 2009. For more information, you should read the discussion below under the caption “The Offer—Extension, Termination and Amendment.”

The issuance of Exelon common stock in the offer and the second-step merger may require the approval of the Exelon shareholders. Exelon has not commenced the process of obtaining the approval of its shareholders by filing a preliminary proxy statement with the SEC, and therefore Exelon does not expect to be in a position to obtain any required approval of its shareholders prior to the current expiration date of the offer. In addition, Exelon does not expect to be in receipt of the regulatory approvals described in “The Offer—Regulatory Approvals” prior to the current expiration date of the offer. Accordingly, Exelon currently intends to extend the expiration date of its offer beyond January 6, 2009. However, any decision to extend the offer, including for how long, will be made at such time. The expiration date may also be subject to multiple extensions.

Exelon anticipates that it will be able to complete its offer in the fourth quarter of 2009. Exelon’s ability to consummate the offer in the fourth quarter of 2009 is also subject to a number of approvals from, and filings with, various foreign, federal and state regulatory agencies with respect to both the offer and the merger. Exelon’s ability to consummate the offer and the merger in a timely fashion could be adversely affected by the actions of foreign, federal and state regulatory agencies in response to such filings or by a delay in receipt of necessary regulatory approvals. There can be no assurance as to the timing of these approvals and clearances or Exelon’s ability to obtain these approvals on satisfactory terms or otherwise. In addition, if NRG’s board does not support, or actively opposes, Exelon’s offer, Exelon’s ability to timely consummate the offer could be adversely affected. Exelon believes that its offer is in the best interests of NRG’s stockholders.

Extension, Termination and Amendment

Subject to any applicable rules and regulations of the SEC, Exelon and Exelon Xchange each expressly reserves the right (but will not be obligated to), in its sole discretion, at any time or from time to time, to extend the period of time during which the offer remains open, and Exelon and Exelon Xchange can do so by giving oral or written notice of such extension to the exchange agent. If Exelon decides to have Exelon Xchange so extend the offer, Exelon will make an announcement to that effect no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Exelon is not making any assurance that it will exercise its right to extend the offer, although it currently intends to do so until all conditions have been satisfied or waived. During any such extension, all shares of NRG common stock previously tendered and not withdrawn will remain subject to the offer, subject to your right to withdraw your shares of NRG common stock. You should read the discussion under “The Offer—Withdrawal Rights” for more details.

To the extent legally permissible, Exelon and Exelon Xchange each also reserves the right, in its sole discretion, at any time or from time to time:

•	to extend, for any reason, the period of time during which the offer is open;

•	to delay acceptance for exchange of, or exchange of, any shares of NRG common stock in order to comply in whole or in part with applicable law;

•

to amend or terminate the offer without accepting for exchange or exchanging any shares of NRG common stock, if any of the individually subheaded conditions referred to in the section of this prospectus/offer to exchange captioned “The Offer—Conditions of the Offer” have not been satisfied or if any event specified in the section of this prospectus/offer to exchange captioned “The Offer—Conditions of the Offer—Other Conditions” has occurred;

•	to amend or terminate the offer without accepting for exchange or exchanging any shares of NRG common stock if NRG agrees to enter into a negotiated merger agreement with Exelon; and

•	to waive any condition or otherwise amend the offer in any respect.

Exelon or Exelon Xchange will effect any extension, termination, amendment or delay by giving oral or written notice to the exchange agent and by making a public announcement as promptly as practicable thereafter. Subject to applicable law (including Rules 14d-4(d)(1), 14d-6(d) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to shareholders in connection with the offer be promptly disseminated to shareholders in a manner reasonably designed to inform them of such change) and without limiting the manner in which Exelon or Exelon Xchange may choose to make any public announcement, neither Exelon nor Exelon Xchange assumes any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release in accordance with applicable NYSE requirements.

If Exelon increases or decreases the percentage of shares of NRG common stock being sought or increases or decreases the consideration to be paid for shares of NRG common stock pursuant to the offer and the offer is scheduled to expire at any time before the expiration of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the offer will be extended until the expiration of 10 business days from, and including, the date of such notice. If Exelon makes a material change in the terms of the offer (other than a change in the consideration to be paid in the offer or the percentage of securities sought) or in the information concerning the offer, or waives a material condition of the offer, Exelon will extend the offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the offer. If, prior to the expiration date, Exelon changes the percentage of shares of NRG common stock being sought or the consideration offered to you, that change will apply to all holders whose shares of NRG common stock are accepted for exchange pursuant to Exelon’s offer. For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Exelon may, although it does not currently intend to, elect to provide a subsequent offering period after the expiration of the offer, if the requirements under Rule 14d-11 under the Exchange Act have been met. A subsequent offering period, if provided, will be a period of three to 20 business days, beginning after Exelon Xchange has accepted for exchange all shares tendered in the offer, during which NRG stockholders who did not tender their shares in the offer may tender their shares and receive the same consideration provided in the offer.

During a subsequent offering period, tendering stockholders would not have withdrawal rights and Exelon would promptly exchange and pay for any shares of NRG common stock tendered at the same price paid in the offer. Rule 14d-11 under the Exchange Act provides that Exelon may provide a subsequent offering period so long as, among other things, (1) the initial period of at least 20 business days of the offer has expired, (2) Exelon offers the same form and amount of consideration for shares of NRG common stock in the subsequent offering period as in the initial offer, (3) Exelon, through Exelon Xchange, immediately accepts and promptly pays for all shares of NRG common stock tendered during the offer prior to its expiration, (4) Exelon announces the results of the offer, including the approximate number and percentage of shares of NRG common stock deposited in the offer, no later than 9:00 a.m., New York City time, on the next business day after the expiration date and immediately begins the subsequent offering period and (5) Exelon, through Exelon Xchange, immediately accepts and promptly pays for shares of NRG common stock as they are tendered during the subsequent offering period. If Exelon elects to include a subsequent offering period, it will notify holders of NRG common stock by making a public announcement on the next business day after the expiration date consistent with the requirements of Rule 14d-11 under the Exchange Act.

Pursuant to Rule 14d-7(a)(2) under the Exchange Act, no withdrawal rights apply to shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to shares tendered in the offer and accepted for exchange. The same consideration will be received by stockholders tendering shares of NRG common stock in the offer or in a subsequent offering period, if one is included. Please see the section of this prospectus/offer to exchange captioned “The Offer—Withdrawal Rights.”

Exchange of Shares of NRG Common Stock; Delivery of Exelon Common Stock and Cash

Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), promptly after the expiration date, Exelon will cause Exelon Xchange to accept for exchange, and Exelon Xchange will exchange, shares of NRG common stock validly tendered and not withdrawn prior to the expiration date. In addition, subject to applicable rules of the SEC, Exelon and Exelon Xchange expressly reserve the right to delay acceptance for exchange of, or the exchange of, shares of NRG common stock in order to comply with any applicable law or if any of the conditions referred to in “The Offer—Conditions to the Offer” have not been satisfied. In all cases (including any subsequent offering period), exchange of shares of NRG common stock tendered and accepted for exchange pursuant to the offer will be made only after timely receipt by the exchange agent of (1) certificates for those shares of NRG common stock (or a confirmation of a book-entry transfer of those shares of NRG common stock in the exchange agent’s account at DTC), (2) a properly completed and duly executed letter of transmittal or an agent’s message (as defined below) and (3) any other required documents. The term “agent’s message” means a message transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the DTC participant tendering the shares of NRG common stock that are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the letter of transmittal and that Exelon Xchange may enforce that agreement against such participant.

For purposes of the offer, Exelon Xchange will be deemed to have accepted for exchange shares of NRG common stock validly tendered and not withdrawn as, if and when it notifies the exchange agent of its acceptance of the tenders of those shares of NRG common stock pursuant to the offer. The exchange agent will, promptly after receipt of such notice, deliver Exelon common stock and cash instead of fractional shares of Exelon common stock in exchange for shares of NRG common stock pursuant to the offer. The exchange agent will act as agent for each tendering stockholder for the purpose of receiving Exelon common stock (and cash to be paid instead of fractional shares of Exelon common stock) from Exelon Xchange and transmitting such stock and cash to you. Tendering stockholders will not receive any interest on the shares of Exelon common stock or any cash that Exelon Xchange pays you, even if there is a delay in making the exchange.

If Exelon Xchange does not accept any tendered shares of NRG common stock for exchange pursuant to the terms and conditions of the offer for any reason, or if certificates are submitted for more shares of NRG common stock than are tendered, Exelon Xchange will return certificates for such unexchanged shares of NRG common stock without expense to the tendering stockholder or, in the case of shares of NRG common stock tendered by book-entry transfer of such shares of NRG common stock into the exchange agent’s account at DTC pursuant to the procedures set forth below in the section captioned “The Offer—Procedure for Tendering,” those shares of NRG common stock will be credited to an account maintained within DTC as promptly as practicable following expiration or termination of the offer.

Each of Exelon and Exelon Xchange reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to exchange all or any portion of the shares of NRG common stock tendered pursuant to the offer, but any such transfer or assignment will not relieve Exelon or Exelon Xchange of their obligations under the offer or prejudice the rights of tendering stockholders to exchange shares of NRG common stock validly tendered and accepted for exchange pursuant to the offer.

Cash Instead of Fractional Shares of Exelon Common Stock

Exelon will not issue certificates representing fractional shares of Exelon common stock pursuant to the offer. Instead, each tendering stockholder who would otherwise be entitled to a fractional share of Exelon common stock will receive cash in an amount equal to such fraction (expressed as a decimal and rounded to the nearest 0.01 of a share) multiplied by the closing price of Exelon common stock on the NYSE at the expiration date.

Procedure for Tendering

For you to validly tender shares of NRG common stock pursuant to the offer, either (1) a properly completed and duly executed letter of transmittal, along with any required signature guarantees, or an agent’s message in connection with a book-entry transfer, and any other required documents, must be received by the exchange agent at one of its addresses set forth on the back cover of this prospectus/offer to exchange, and certificates for tendered shares of NRG common stock must be received by the exchange agent at such address or those shares of NRG common stock must be tendered pursuant to the procedures for book-entry tender set forth below (and a confirmation of receipt of such tender, referred to as a “book-entry confirmation,” including an agent’s message, must be received by the exchange agent), in each case before the expiration date or the expiration of the subsequent offering period, if any, or (2) you must comply with the guaranteed delivery procedure set forth below under “The Offer—Guaranteed Delivery.”

Book-Entry Transfer. The exchange agent will establish accounts with respect to the shares of NRG common stock at DTC in connection with the offer within two business days after the date of this offer, and any financial institution that is a participant in DTC may make book-entry delivery of shares of NRG common stock by causing DTC to transfer such shares into the exchange agent’s account in accordance with DTC’s procedure for such transfer. However, although delivery of shares of NRG common stock may be effected through book-entry transfer at DTC, the letter of transmittal with any required signature guarantees, or an agent’s message, along with any other required documents, must, in any case, be received by the exchange agent at one or more of its addresses set forth on the back cover of this prospectus/offer to exchange prior to the expiration date, or the guaranteed delivery procedures described below must be followed. Exelon cannot assure you that book-entry delivery of shares of NRG common stock will be available. If book-entry delivery is not available, you must tender shares of NRG common stock by means of delivery of NRG share certificates or pursuant to the guaranteed delivery procedure set forth below under “The Offer—Guaranteed Delivery.” Delivery of documents to DTC does not constitute delivery to the exchange agent.

Signature Guarantees. Signatures on all letters of transmittal must be guaranteed by a financial institution which is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc. or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an “eligible institution”), except in cases in which shares of NRG common stock are tendered either by a registered holder of shares of NRG common stock who has not completed the box entitled “Special Issuance/Payment Instructions” or “Special Delivery Instructions” on the letter of transmittal or for the account of an eligible institution.

If the certificates for shares of NRG common stock are registered in the name of a person other than the person who signs the letter of transmittal, or if certificates for unexchanged shares of NRG common stock are to be issued to a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed in the manner described in the immediately preceding paragraph.

THE METHOD OF DELIVERY OF NRG SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT YOUR OPTION AND RISK, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT. IF DELIVERY IS BY MAIL, EXELON XCHANGE RECOMMENDS REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY.

TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING YOU MUST PROVIDE THE EXCHANGE AGENT WITH YOUR CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY WHETHER YOU ARE SUBJECT TO BACKUP WITHHOLDING OF FEDERAL INCOME TAX BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. SOME STOCKHOLDERS (INCLUDING, AMONG OTHERS, ALL CORPORATIONS AND SOME FOREIGN INDIVIDUALS) ARE NOT SUBJECT TO THESE BACKUP WITHHOLDING AND REPORTING REQUIREMENTS. IN ORDER FOR A FOREIGN INDIVIDUAL TO QUALIFY AS AN EXEMPT RECIPIENT, THE STOCKHOLDER MUST SUBMIT A FORM W-8BEN, SIGNED UNDER PENALTIES OF PERJURY, ATTESTING TO THAT INDIVIDUAL’S EXEMPT STATUS.

Guaranteed Delivery

If you wish to tender shares of NRG common stock pursuant to the offer and your certificates are not immediately available or you cannot deliver the certificates and all other required documents to the exchange agent prior to the expiration date or complete the procedure for book-entry transfer on a timely basis, your shares of NRG common stock may nevertheless be tendered, as long as all of the following conditions are satisfied:

•	you make your tender by or through an eligible institution;

•

a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by Exelon Xchange, is received by the exchange agent as provided below on or prior to the expiration date; and

•

the certificates for all tendered shares of NRG common stock (or a confirmation of a book-entry transfer of such securities into the exchange agent’s account at DTC as set forth above under “The Offer—Procedure for Tendering.”), in proper form for transfer, together with a properly completed and duly executed letter of transmittal with any required signature guarantees (or, in the case of a book-entry transfer, an agent’s message) and all other documents required by the letter of transmittal are received by the exchange agent within three NYSE trading days after the date of execution of such notice of guaranteed delivery.

You may deliver the notice of guaranteed delivery by hand, facsimile transmission or mail to the exchange agent. The notice must include a guarantee by an eligible institution in the form set forth in the notice. The procedures for guaranteed delivery may not be used during any subsequent offering period.

In all cases, Exelon will cause Exelon Xchange to exchange shares of NRG common stock tendered and accepted for exchange pursuant to the offer only after timely receipt by the exchange agent of certificates for shares of NRG common stock (or timely confirmation of a book-entry transfer of such securities into the exchange agent’s account at DTC), properly completed and duly executed letter(s) of transmittal (or an agent’s message in connection with a book-entry transfer) and any other required documents.

Withdrawal Rights

Tenders of shares of NRG common stock are irrevocable, except that you can withdraw tendered shares at any time until the offer has expired and, if Exelon Xchange has not accepted your shares for exchange by the expiration date, you can withdraw them at any time within 60 days after the commencement of the offer until it accepts shares for exchange. If Exelon elects to cause Exelon Xchange to extend the offer, and is delayed in its acceptance for exchange of shares of NRG common stock or is unable to accept shares of NRG common stock for exchange pursuant to the offer for any reason, then, without prejudice to Exelon’s rights under the offer, the exchange agent may, on behalf of Exelon, retain tendered shares of NRG common stock, and such shares of NRG common stock may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this section. Any such delay will be by an extension of the offer to the extent required by law. If Exelon decides to provide a subsequent offering period, Exelon Xchange will accept shares tendered during that period immediately and thus you will not be able to withdraw shares tendered during any subsequent offering period.

For a withdrawal to be effective, the exchange agent must receive a timely written notice of withdrawal at one of its addresses set forth on the back cover of this prospectus/offer to exchange, or by facsimile at 201-680-4626 or (you may confirm receipt of your facsimile by phoning 201-680-4860). The notice must include the name of the person who tendered the shares, the certificate number(s), the number of shares of NRG common stock to be withdrawn and the name of the registered holder, if it is different from that of the person who tendered those shares.

If shares of NRG common stock have been tendered pursuant to the procedures for book-entry tender discussed under the section captioned “The Offer—Procedure for Tendering,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures. If certificates have been delivered or otherwise identified to the exchange agent, then, prior to the physical release of the certificates, the name of the registered holder and the serial numbers of the particular certificates evidencing the shares of NRG common stock withdrawn must also be furnished to the exchange agent and the signatures must be guaranteed by an eligible institution, unless the shares were tendered by or for the account of an eligible institution.

Withdrawals of shares of NRG common stock may not be rescinded. Any shares of NRG common stock withdrawn will be deemed not to have been validly tendered for purposes of the offer. However, you may retender withdrawn shares of NRG common stock by following one of the procedures discussed under the sections captioned “The Offer—Procedure for Tendering” or “The Offer—Guaranteed Delivery” at any time prior to the expiration date. Exelon and Exelon Xchange will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal in their sole discretion, and their decision shall be final and binding. None of Exelon, Exelon Xchange, the exchange agent, the information agent, any dealer manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

Matters Concerning Validity and Eligibility; Appointment as Proxy

Exelon and Exelon Xchange’s interpretation of the terms and conditions of the offer (including the letter of transmittal and instructions thereto) will be final and binding to the fullest extent permitted by law. Exelon and Exelon Xchange will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of NRG common stock, in their sole discretion, and their determination shall be final and binding. Exelon reserves the absolute right to cause Exelon Xchange to reject any and all tenders of shares of NRG common stock that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. Exelon also reserves the absolute right to cause Exelon Xchange to waive any defect or irregularity in the tender of any shares of NRG common stock. No tender of shares of NRG common stock will be deemed to have been validly made until all defects and irregularities in tenders of shares of NRG common stock have been cured or waived. None of Exelon, Exelon Xchange, the exchange agent, the information agent, any dealer manager or any other person will be under any duty to give notification of any defects or irregularities in the tender of any shares of NRG common stock or will incur any liability for failure to give any such notification.

A tender of shares of NRG common stock pursuant to any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the offer, as well as the tendering stockholder’s representation and warranty to Exelon that (1) such stockholder owns the tendered shares of NRG common stock (and any and all other shares of NRG common stock or other securities issued or issuable in respect of such shares of NRG common stock), (2) the tender complies with Rule 14e-4 under the Exchange Act, (3) such stockholder has the full power and authority to tender, sell, assign and transfer the tendered shares of NRG common stock (and any and all other shares of NRG common stock or other securities issued or issuable in respect of such shares of NRG common stock) and (4) when the same are accepted for exchange by Exelon Xchange, Exelon Xchange will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

The acceptance for exchange by Exelon Xchange of shares of NRG common stock pursuant to any of the procedures set forth above under “The Offer—Procedure for Tendering” will constitute a binding agreement between Exelon, Exelon Xchange and you upon the terms and subject to the conditions of the offer.

By executing a letter of transmittal, or through the transmittal of an agent’s message as set forth above, you irrevocably appoint Exelon Xchange’s designees as your agents, attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your shares of NRG common stock tendered and accepted for exchange by Exelon Xchange and with respect to any and all other shares of NRG common stock and other securities issued or issuable in respect of the shares of NRG common stock on or after the expiration date. That appointment is effective, and voting rights will be affected, when and only to the extent that Exelon Xchange deposits with the exchange agent the shares of Exelon common stock for shares of NRG common stock that you have tendered. All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered shares of NRG common stock (and such other securities issued or issuable in respect of such shares on or after the expiration date). Upon the effectiveness of such appointment, all prior proxies that you have given will be revoked without further action, and you may not give any subsequent proxies (and, if given, any such subsequent proxies will not be deemed effective). Exelon Xchange’s designees will, with respect to the shares of NRG common stock for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper at any annual, special or adjourned meeting of NRG’s stockholders, by written consent or otherwise. Exelon and Exelon Xchange each reserves the right to require that, in order for shares of NRG common stock to be deemed validly tendered, immediately upon the exchange of such shares, Exelon must be able to exercise full voting rights with respect to such shares.

IF YOU HAVE ANY QUESTIONS ABOUT THE PROCEDURE FOR TENDERING SHARES OF NRG COMMON STOCK, PLEASE CONTACT THE INFORMATION AGENT OR THE DEALER MANAGERS AT THEIR RESPECTIVE ADDRESSES AND TELEPHONE NUMBERS SET FORTH ON THE BACK COVER OF THIS PROSPECTUS/OFFER TO EXCHANGE.

Announcement of Results of the Offer

Exelon will announce the final results of the offer, including whether all of the conditions to the offer have been fulfilled or waived and whether Exelon Xchange will accept the tendered shares of NRG common stock for exchange, no later than four NYSE trading days after expiration of the offer. The announcement will be made by a press release in accordance with applicable NYSE requirements.

Ownership of Exelon After the Offer

Assuming that:

•

all of the outstanding shares of NRG common stock, the total number of which is 233,027,222 as of September 30, 2008, are exchanged for shares of Exelon common stock at the exchange ratio pursuant to the offer or the second-step merger;

•

all outstanding shares of NRG’s 5.750% Mandatory Convertible Preferred Stock will be converted to shares of NRG common stock and exchanged for shares of Exelon common stock at the exchange ratio pursuant to the offer or the second-step merger;

•

all outstanding shares of NRG’s 4.0% Convertible Perpetual Preferred Stock will remain outstanding and not be converted to shares of NRG common stock or exchanged for shares of Exelon common stock pursuant to the offer or the second-step merger (though shares of NRG’s 4.0% Convertible Perpetual Preferred Stock remain convertible at any time at the election of the holder prior to the second-step merger into shares of NRG common stock or following such merger into shares of Exelon common stock);

•	all outstanding shares of NRG’s 3.625% Convertible Perpetual Preferred Stock will be redeemed for cash at the par value of approximately $250 million;

•

all outstanding options to purchase shares of NRG common stock, of which there were reported to be approximately 4 million as of September 30, 2008, will vest upon the consummation of the offer, will be exercised for shares of NRG common stock (less the number of shares withheld to satisfy the aggregate exercise price of such options) and will be exchanged for shares of Exelon common stock at the exchange ratio;

•

all other outstanding equity awards convertible into or exercisable for shares of NRG common stock (including, without limitation, non-vested restricted stock units and performance units), of which there were reported to be approximately 2 million as of September 30, 2008, will vest upon the consummation of the offer and will be exchanged for shares of Exelon common stock at the exchange ratio; and

•	all notes and preferred interests with respect to the special purpose financing vehicle of NRG will be repurchased or redeemed for cash,

former holders of NRG common stock would own in the aggregate approximately 16% of the outstanding shares of Exelon common stock. If NRG’s 4.0% Convertible Perpetual Preferred Stock were to be converted to NRG common stock and exchanged for shares of Exelon common stock, former holders of NRG common stock would own in the aggregate approximately 17% of the outstanding shares of Exelon common stock.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences to holders of NRG common stock who exchange NRG common stock for Exelon common stock and cash in lieu of fractional shares of Exelon common stock pursuant to the offer or the second-step merger. This discussion is based on provisions of the Internal Revenue Code, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be applicable to holders of NRG common stock in light of their particular circumstances or to holders of NRG common stock subject to special treatment under United States federal income tax law including, without limitation:

•	partnerships,

•	foreign persons,

•	certain financial institutions,

•	insurance companies,

•	tax-exempt entities,

•	dealers in securities,

•	traders in securities that elect to apply a mark-to-market method of accounting,

•	certain U.S. expatriates,

•	persons who hold NRG common stock as part of a straddle, hedge, conversion transaction or other integrated investment,

•	holders of NRG common stock whose functional currency is not the United States dollar, and

•	holders of NRG common stock who acquired NRG common stock through the exercise of employee stock options or otherwise as compensation.

This discussion is limited to holders of NRG common stock who hold their NRG common stock as capital assets and does not consider the tax treatment of holders of NRG common stock who hold NRG common stock through a partnership or other pass-through entity. Furthermore, this summary does not discuss any aspect of state, local or foreign taxation.

It will be a condition to effecting the second-step merger that Sidley Austin LLP, counsel to Exelon, render an opinion that the offer, the second-step merger and, to the extent consummated, the forward merger (that is, the merger of NRG with and into Exelon or a wholly-owned subsidiary of Exelon), taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The second-step merger will be followed by the forward merger unless Sidley Austin LLP is able to render an opinion that the offer and the second-step merger, taken together and without the consummation of the forward merger, will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

The opinion described above will be based, in part, on certain assumptions and on certain representations that will be received from Exelon and NRG, each of which must be accurate as of the effective time of the second-step merger (and, to the extent consummated, the forward merger). If any such assumptions or representations are inaccurate as of that time, the tax consequences to holders of NRG common stock of an exchange of stock pursuant to the offer and the second-step merger could differ materially from those described below.

Opinions of counsel neither bind the Internal Revenue Service or any court, nor preclude the Internal Revenue Service from adopting a contrary position. No ruling has been or will be sought from the Internal Revenue Service on the tax consequences of the offer, the second-step merger or the forward merger, and no assurance can be given that the Internal Revenue Service will not take, or that a court will not sustain, a position contrary to any of the U.S. federal income tax consequences set forth below.

Assuming that the offer, the second-step merger and, to the extent consummated, the forward merger, taken together, qualify as a reorganization under Section 368(a) of the Internal Revenue Code, the material U.S. federal income tax consequences to holders of NRG common stock will be as follows:

•

No gain or loss will be recognized by a holder of NRG common stock solely as the result of the receipt of Exelon common stock in exchange for such holder’s NRG common stock in the offer or the second-step merger (other than gain or loss recognized by holders of NRG common stock on the receipt of cash in lieu of fractional shares of NRG common stock, as described below).

•

The aggregate tax basis of the shares of Exelon common stock received by a holder of NRG common stock in exchange for NRG common stock pursuant to the offer and the second-step merger will be the same as the aggregate tax basis of the NRG common stock surrendered in exchange therefor.

•

The holding period of the shares of Exelon common stock received by a holder of NRG common stock pursuant to the offer and the second-step merger will include the holding period of the NRG common stock surrendered in exchange therefor.

•

Cash received by a holder of NRG common stock in lieu of a fractional share of Exelon common stock will be treated as received in redemption of such fractional share interest, and a holder of NRG common stock will recognize a gain or loss measured by the difference between the amount of cash received and the portion of the basis of the Exelon common shares allocable to such fractional interest. Such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if such holder’s holding period in the NRG common stock exchanged was greater than one year as of the date of the exchange.

It is not a condition to Exelon’s and Exelon Xchange’s obligation to exchange shares pursuant to the offer that Sidley Austin LLP render an opinion to the effect described above. If, contrary to expectations, the offer is completed but the second-step merger does not occur, a holder of NRG common stock that receives shares of Exelon common stock and cash in lieu of a fractional share of Exelon common stock in exchange for such stockholder’s shares of NRG common stock pursuant to the offer will recognize taxable gain or loss equal to the difference between the fair market value of the shares of Exelon common stock and cash received and such stockholder’s adjusted tax basis in the shares of NRG common stock exchanged therefor. Such recognized gain or loss will constitute capital gain or loss, and will constitute long-term capital gain or loss if the holder’s holding period for the shares of NRG common stock exchanged is greater than one year as of the date of the exchange.

A holder of NRG common stock who exercises appraisal/dissenters’ rights as described below under the heading “Purpose of the Offer; Appraisal/Dissenters’ Rights—Appraisal/Dissenters’ Rights” generally will recognize capital gain or loss equal to the difference between the cash received in exchange for the shares of NRG common stock as a result of such exercise and such stockholder’s adjusted tax basis in such shares.

Information Reporting and Backup Withholding

Non-corporate holders of NRG common stock may be subject to information reporting and backup withholding on any cash payments received in lieu of fractional shares of Exelon common stock pursuant to the offer or the second-step merger or as a result of the exercise of appraisal/dissenters’ rights in connection with the second-step merger unless the stockholder (i) furnishes a correct taxpayer identification number and certifies that the stockholder is not subject to backup withholding on the substitute Form W-9 included in the accompanying letter of transmittal or (ii) is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a stockholder’s U.S. federal income tax liability, provided that the stockholder furnishes the required information to the Internal Revenue Service. If, contrary to expectations, the offer is completed but the second-step merger does not occur, information reporting and additional backup withholding may apply with respect to any shares of Exelon common stock received pursuant to the offer.

HOLDERS OF NRG COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE OFFER AND THE SECOND-STEP MERGER (AND, TO THE EXTENT CONSUMMATED, THE FORWARD MERGER) TO THEM.

Purpose of the Offer; Appraisal/Dissenters’ Rights

Purpose and Structure of the Offer

Exelon has publicly expressed a desire to enter into a negotiated business combination with NRG. Exelon continues to believe that its offer is in the best interest of NRG’s stockholders and is therefore taking the offer directly to NRG’s stockholders. Exelon intends to continue to seek to negotiate with NRG with respect to the combination of NRG and Exelon. If such negotiations result in a definitive merger agreement between Exelon and NRG, the consideration to be received by holders of NRG common stock could include or consist of Exelon common stock, other securities, cash or any combination thereof. In addition, the structure of a combination between Exelon and NRG under any such definitive merger agreement may be different from the structure of the offer and second-step merger. Accordingly, such negotiations could result in, among other things, the termination of the offer and submission of a different combination proposal to NRG’s stockholders for their approval.

The purpose of the offer is for Exelon to acquire control of NRG, and ultimately all of the outstanding shares of NRG common stock. The offer, as the first step in the acquisition of NRG, is intended to facilitate the acquisition of NRG. The purpose of the second-step merger is to acquire all of the outstanding shares of NRG common stock not exchanged pursuant to the offer. Exelon intends to seek to have NRG consummate the second-step merger as promptly as practicable after Exelon Xchange accepts for exchange shares of NRG common stock pursuant to the offer. A vote of the NRG stockholders will be required to approve the second-step merger, unless Exelon consummates the second-step merger as a “short-form” merger pursuant to Section 253 of the DGCL, in which case the board of directors of NRG and the NRG stockholders will not be required to approve the second-step merger.

Appraisal/Dissenters’ Rights

No dissenters’ or appraisal rights are available in connection with the offer. As a general matter, the right to demand an appraisal under Section 262 of the DGCL is not available in a stock-for-stock merger and therefore would not be available in connection with the second-step merger. However, if at the record date for purposes of the second-step merger, shares of NRG common stock are no longer listed on a national securities exchange or held of record by more than 2,000 holders, NRG stockholders who have not tendered their shares of NRG common stock in the offer and who vote against approval of the second-step merger will have rights under the DGCL to dissent from the second-step merger and demand an appraisal, and to receive payment in cash equal to the “fair value” of their shares of NRG common stock, as determined by the Delaware Court of Chancery. If possible, Exelon may consummate the second-step merger as a “short-form” merger pursuant to Section 253 of the DGCL, in which case the second-step merger may be completed without a vote of the NRG stockholders. Holders of shares of NRG common stock at the time of a “short-form” merger would also be entitled to exercise appraisal rights pursuant to such a “short-form” merger. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL will have the “fair value” of their shares of NRG common stock (exclusive of any element of value arising from the accomplishment or expectation of the second-step merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the corporation surviving the second-step merger. In addition, such dissenting stockholders will be entitled to receive payment of a fair rate of interest from the date of consummation of the second-step merger on the amount determined to be the fair value of their shares of NRG common stock.

Exelon does not intend to object, assuming the proper procedures are followed, to the exercise of appraisal rights by any stockholder with respect to the second-step merger and the demand for appraisal of, and payment in cash for the fair value of, the shares of NRG common stock. Exelon would, however, cause the corporation surviving in the second-step merger to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each share is less than or equal to the consideration being offered in the second-step merger. In this regard, stockholders should be aware that opinions of investment banking firms, if any, as to the fairness from a financial point of view are not necessarily opinions as to “fair value” under Section 262.

The description of Section 262 above is qualified in its entirety be reference to such section, a copy of which is attached to this prospectus/offer to exchange as Annex A.

THE FOREGOING SUMMARY OF THE RIGHTS, IF ANY, OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE DISSENTERS’ RIGHTS UNDER DELAWARE LAW IN CONNECTION WITH THE SECOND-STEP MERGER. FAILURE TO FOLLOW THE STEPS REQUIRED FOR PERFECTING DISSENTERS’ RIGHTS, IF ANY, MAY RESULT IN THE LOSS OF THOSE RIGHTS.

Plans for NRG

The purpose of the offer is for Exelon to acquire control of NRG, and ultimately all of the outstanding shares of NRG common stock. Exelon intends, promptly following the acceptance for exchange, and exchange, of shares of NRG common stock in the offer, to seek to consummate a second-step merger of Exelon Xchange or another wholly-owned subsidiary of Exelon with and into NRG. Subject to the requirements of applicable law, in the second-step merger, Exelon may provide for the conversion of one or more series of NRG preferred stock into preferred or common stock of Exelon. In the second-step merger, each remaining share of NRG common stock (other than shares of NRG common stock owned by Exelon, Exelon Xchange or NRG or held by NRG stockholders who perfect appraisal rights under Delaware law, to the extent available) will be converted into the same fraction of a share of Exelon common stock as is received by NRG stockholders pursuant to the offer. If Exelon Xchange accepts for exchange shares of NRG common stock pursuant to the offer, Exelon intends to seek to have NRG consummate the second-step merger as promptly as practicable after such acceptance. The second-step merger will be followed by the forward merger (that is, the merger of NRG with and into Exelon or a wholly-owned subsidiary of Exelon), unless certain conditions described in “The Offer—Material U.S. Federal Income Tax Consequences” are satisfied.

In furtherance of facilitating its offer, Exelon intends to submit two proposals, and solicit proxies, for approval by the stockholders of NRG at NRG’s 2009 annual meeting, which Exelon expects, based on NRG’s past practice, to be held in May 2009. First, pursuant to Article Seven of NRG’s Amended and Restated Certificate of Incorporation, which permits the board of directors of NRG to be enlarged by holders of at least a majority of the shares of NRG common stock then outstanding, Exelon intends to propose that the number of directors constituting NRG’s board of directors be increased so that such newly created directorships, together with the directors of NRG up for election or reelection at the NRG 2009 annual meeting, constitute 50% or more of the directors on the NRG board of directors. Second, Exelon intends to nominate for election and propose to elect individuals to fill the vacancies created by the increase in the size of the NRG board of directors and the other director seats up for election or reelection at the NRG 2009 annual meeting. Exelon also intends to solicit proxies for the approval of these proposals. Exelon intends to make these proposals in order to facilitate the consideration by the NRG board of Exelon’s offer (or a different negotiated business combination with Exelon) which it believes is in the best interests of NRG stockholders. Exelon reserves the right, however, at any time to determine not to commence either proxy solicitation (or to terminate any solicitation which has previously been commenced) if Exelon determines it to be in its best interests to do so or if Exelon determines that such solicitation is unnecessary, including if (1) NRG and Exelon and/or any of its subsidiaries have entered into a definitive agreement to effect a business combination of NRG and Exelon and/or any of its subsidiaries, or (2) Exelon determines that the NRG board of directors has (a) recommended that NRG stockholders accept the offer and (b) not adopted a “poison pill” or stockholders rights plan.

Exelon expects that its nominees to the NRG board of directors, if elected to serve as directors of NRG, would in their independent judgment and good faith, and subject to their fiduciary duties, duly consider a negotiated business combination with Exelon and/or one of its subsidiaries and, if determined after due consideration by such directors to be in the best interests of NRG’s stockholders, to support the offer and the second-step merger and use their best efforts to take such action as may be desirable to consummate the offer and the second-step merger. Accordingly, election of Exelon’s nominees could be critical to the ultimate consummation of the offer and the second-step merger if NRG’s current board of directors is unwilling to negotiate with Exelon. Exelon believes that NRG’s board of directors has a fiduciary obligation to duly consider the offer and, if in the best interests of NRG’s stockholders, to take any action necessary to consummate the offer and the second-step merger, including such action as is necessary to render Section 203 of the DGCL inapplicable to the offer and second-step merger. Exelon believes that the offer and second-step merger are in the best interests of NRG’s stockholders and therefore believes that the NRG board of directors should take such action as is required to consummate the offer and second-step merger.

If, and to the extent that Exelon (and/or any of Exelon’s subsidiaries) obtains access to the books and records of NRG, Exelon intends to conduct a detailed review of NRG’s business, operations, capitalization and management and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. It is expected that, initially following the second-step merger, the business and operations of NRG will, except as set forth in this offer, be continued substantially as they are currently being conducted, but Exelon expressly reserves the right to make any changes that it deems necessary, appropriate or convenient to optimize NRG’s potential in conjunction with Exelon’s businesses in light of Exelon’s review or future developments. Such changes could include, among other things, changes in NRG’s business, corporate structure, assets, properties, marketing strategies, capitalization, management, personnel or dividend policy or changes to NRG’s Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws.

Except as indicated in this prospectus/offer to exchange, neither Exelon nor any of Exelon’s subsidiaries has any current plans or proposals which relate or would result in (1) any extraordinary transaction, such as a merger, reorganization or liquidation of NRG or any of its subsidiaries, (2) any purchase, sale or transfer of a material amount of assets of NRG or any of its subsidiaries, (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of NRG or any of its subsidiaries, (4) any change in the current board of directors or management of NRG or any change to any material term of the employment contract of any executive officer of NRG, (5) any other material change in NRG’s corporate structure or business, (6) any class of equity security of NRG being delisted from a national stock exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association or (7) any class of equity securities of NRG becoming eligible for termination or registration under Section 12(g)(4) of the Exchange Act.

Delisting and Termination of Registration

Once the offer is consummated, if NRG qualifies for termination of registration under the Exchange Act, Exelon intends to cause NRG to file applications to withdraw the NRG common stock from listing on the NYSE and to terminate the registration of NRG common stock under the Exchange Act. NRG common stock could also be delisted from the NYSE independently of the offer or as a result of the offer without action by Exelon. See “The Offer—Effect of the Offer on the Market for Shares of NRG Common Stock; NYSE Listing; Registration Under the Exchange Act; Margin Regulations.”

Refinancing of NRG’s Existing Indebtedness

The consummation of the acquisition of NRG pursuant to the offer likely will require the refinancing of existing indebtedness of NRG. This refinancing and certain other payments required to complete the transaction totaling in the aggregate approximately $8.6 billion consist of the following:

•

Payments to holders of the $4.7 billion aggregate principal amount outstanding of NRG senior notes who will have the right under such notes to require NRG to repurchase the senior notes at 101% of their face value upon the consummation of the offer;

•

Approximately $2.65 billion to refinance the $2.65 billion aggregate principal amount outstanding under NRG’s term loan B, which outstanding amount will accelerate and become immediately due and payable upon consummation of the offer;

•	Approximately $375 million to refinance certain other indebtedness and other obligations of NRG and its subsidiaries;

•

Up to $250 million in payments to holders of NRG’s 3.625% Convertible Perpetual Preferred Stock who will have the right to require NRG to repurchase such stock at 100% of its liquidation preference (a repurchase price of approximately $250 million in the aggregate) upon consummation of the offer; and

•	The payment of fees and expenses, including change of control premium payments relating to the outstanding NRG senior notes, of approximately $654 million.

In addition, Exelon will be required to provide for the issuance of new letters of credit as a “backstop facility” in an aggregate principal amount of approximately $1 billion due to the anticipated termination of NRG’s letter of credit facility arising from the consummation of the offer.

The amount of indebtedness and other obligations of NRG that may need to be refinanced is based solely on publicly available information and therefore there may be additional indebtedness or obligations not included in this estimate of which Exelon is unaware.

Exelon believes that it will be able to secure sufficient funds prior to the consummation of the offer with respect to the NRG indebtedness to be refinanced and other payments required to be made to complete the transactions. Exelon does not expect to refinance existing Exelon debt, including debt incurred at ComEd, PECO and Generation, in connection with the offer and second-step merger, and the consummation of the offer will not result in any acceleration of such debt.

For a discussion of the interest expense Exelon expects to incur in connection with the refinancing of NRG’s outstanding indebtedness as a result of the consummation of the offer, see “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements.”

As noted above, Exelon believes that a negotiated business combination could be structured as a merger of Exelon with and into NRG, which would avoid a change in control as defined under NRG’s senior notes and reduce by up to approximately $4.75 billion the amount of indebtedness of NRG that would need to be refinanced. In addition, as a result of the reduced amount of indebtedness of NRG to be refinanced, Exelon believes that the negotiated combination structure would result in substantial savings in interest expense as compared to the offer and the second-step merger.

Effect of the Offer on the Market for Shares of NRG Common Stock; NYSE Listing; Registration Under the Exchange Act; Margin Regulations

Effect of the Offer on the Market for the Shares of NRG Common Stock

According to NRG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, there were approximately 58,900 holders of record of NRG common stock as of February 25, 2008. The tender of shares of NRG common stock pursuant to the offer will reduce the number of holders of NRG common stock and the number of shares of NRG common stock that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining shares of NRG common stock held by the public. The extent of the public market for NRG common stock and the availability of quotations reported in the over-the-counter market depends upon the number of holders of shares of NRG common stock, the aggregate market value of the shares remaining at such time, the interest of maintaining a market in the shares on the part of any securities firms and other factors.

NYSE Listing

Depending upon the number of shares of NRG common stock exchanged pursuant to the offer and the aggregate market value of any shares of NRG common stock not exchanged pursuant to the offer, NRG common stock may no longer meet the standards for continued listing on the NYSE and may be delisted from the NYSE. The published guidelines of the NYSE indicate that it will consider delisting the shares of NRG common stock if, among other things, the number of round lot holders of NRG common stock falls below 400, the number of publicly held shares of NRG common stock falls below 600,000 or the market value of publicly held shares of NRG common stock falls below $25,000,000. If NRG common stock is delisted from the NYSE, the market for NRG common stock could be adversely affected. If NRG common stock is not delisted prior to the second-step merger, then NRG common stock will cease to be listed on the NYSE upon consummation of the second-step merger.

Registration Under Exchange Act

Based upon NRG’s public filings with the SEC, Exelon believes that NRG common stock is currently registered under the Exchange Act. This registration may be terminated upon application by NRG to the SEC if NRG common stock is not listed on a “national securities exchange” and there are fewer than 300 record holders.

Termination of registration would substantially reduce the information required to be furnished by NRG to holders of NRG common stock and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders’ meetings and the requirements of Exchange Act Rule 13e-3 with respect to “going private” transactions, no longer applicable to NRG common stock. In addition, “affiliates” of NRG and persons holding “restricted securities” of NRG may be deprived of the ability to dispose of these securities pursuant to Rule 144 under the Securities Act. If registration of NRG common stock is not terminated prior to the second-step merger, then the registration of NRG common stock under the Exchange Act will be terminated upon consummation of the second-step merger.

Margin Regulations

NRG common stock is currently a “margin security” under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit on the collateral of the shares of NRG common stock. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the offer, NRG common stock might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event such shares of NRG common stock could no longer be used as collateral for loans made by brokers.

Conditions of the Offer

Notwithstanding any other provision of the offer and in addition to (and not in limitation of) Exelon’s and Exelon Xchange’s right to extend and amend the offer at any time, in their discretion, neither Exelon nor Exelon Xchange shall be required to accept for exchange any shares of NRG common stock tendered pursuant to the offer or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to Exelon’s and Exelon Xchange’s obligation to exchange for or return tendered shares of NRG common stock promptly after termination or expiration of the offer)), make any exchange for shares of NRG common stock, and may extend, terminate or amend the offer, if immediately prior to the expiration of the offer, in the reasonable judgment of Exelon, any one or more of the following conditions shall not have been satisfied:

Minimum Tender Condition

NRG stockholders shall have validly tendered and not withdrawn prior to the expiration of the offer a number of shares of NRG common stock that, when added to the shares of NRG common stock then owned by Exelon, Exelon Xchange and Exelon’s other subsidiaries, shall constitute at least a majority of the then outstanding shares of NRG common stock on a fully-diluted basis.

Section 203 Condition

The board of directors of NRG shall have approved, in a manner reasonably satisfactory to Exelon, the offer and the second-step merger described herein or any other business combination between NRG and Exelon (and/or any of Exelon’s subsidiaries) pursuant to the requirements of Section 203 of the DGCL or Exelon shall be satisfied that Section 203 of the DGCL does not apply to or otherwise restrict the offer, the second-step merger described herein or any such business combination.

Competition Condition

Any applicable waiting period under the HSR Act shall have expired or shall have been terminated prior to the expiration of the offer; further, the offer shall not be the subject of any injunction or order secured by the DOJ, FTC or any other governmental authority barring the acceptance of shares of NRG common stock for exchange in the offer.

Regulatory Approval Condition

Final orders of each of FERC under the Federal Power Act, the Nuclear Regulatory Commission under the Atomic Energy Act, the Pennsylvania Public Utility Commission, the New York Public Service Commission, the California Energy Commission, the California Public Utilities Commission and the Public Utility Commission of Texas approving the consummation of the offer and, in some jurisdictions, the second step-merger, and siting approvals, if required in other states, shall have been obtained by Exelon prior to the expiration of the offer.

Registration Statement Condition

The registration statement of which this prospectus/offer to exchange is a part shall have become effective under the Securities Act, no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and Exelon shall have received all necessary state securities law or “blue sky” authorizations.

Shareholder Approval Condition

If required by the rules of the NYSE, the shareholders of Exelon shall have approved the issuance of shares of Exelon common stock pursuant to the offer and the second-step merger.

Preferred Stock Condition

Exelon or one of its affiliates shall have made or entered into arrangements that, in the reasonable judgment of Exelon, ensure that at least 66 2/3% of the shares of NRG’s 3.625% Convertible Perpetual Preferred Stock will vote in favor of the second-step merger and/or any other business combination involving NRG and Exelon and/or one of its affiliates or Exelon shall otherwise be reasonably satisfied that none of the shares of NRG’s 3.625% Convertible Perpetual Preferred Stock will be outstanding as of the record date to vote on the second-step merger and/or any other business combination involving NRG and Exelon.

NYSE Listing Condition

The shares of Exelon common stock to be issued to NRG stockholders in the offer shall have been authorized for listing on the NYSE, subject to official notice of issuance.

Other Conditions

Additionally, Exelon and Exelon Xchange shall not be required to accept for exchange any shares of NRG common stock tendered to Exelon Xchange pursuant to the offer, shall not, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to Exelon’s and Exelon Xchange’s obligation to exchange for or return tendered shares of NRG common stock promptly after termination or expiration of the offer)) be required to make any exchange for shares of NRG common stock, and may extend, terminate or amend the offer, if at any time on or after November 12, 2008 and prior to the expiration of the offer any of the following conditions exists:

(a) there shall have been threatened, instituted or be pending any litigation, suit, claim, action, proceeding or investigation before any supra-national, national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body or any regional transmission organization (each of which is referred to in this prospectus/offer to exchange as a “governmental authority”): (1) challenging or seeking to make illegal, to delay or otherwise, directly or indirectly, to restrain or prohibit the making of or terms of the offer, the acceptance for exchange of any or all of the shares of NRG common stock by Exelon, Exelon Xchange or any affiliate of Exelon or the terms of any arrangements with holders of NRG’s 3.625% Convertible Perpetual Preferred Stock or any actions contemplated thereby; (2) seeking to obtain material damages in connection with the offer or the second-step merger; (3) seeking to, or which in the reasonable judgment of Exelon is reasonably likely to, individually or in the aggregate, prohibit or limit the full rights of ownership or operation by NRG, Exelon or any of their affiliates of all or any of the business or assets of NRG, Exelon or any of their affiliates (including in respect of the capital stock or other equity of their respective subsidiaries) or to compel NRG, Exelon or any of their subsidiaries to dispose of or to hold separate all or any portion of the business or assets of NRG, Exelon or any of their affiliates (other than the assets contemplated by the terms of Exelon’s regulatory divestiture plan (as described under “The Offer—Regulatory Approvals”) to be divested) or any shares of NRG common stock; (4) seeking, or which in the reasonable judgment of Exelon is reasonably likely to result in, individually or in the aggregate, any significant diminution in the benefits expected to be derived by Exelon, Exelon Xchange or any affiliate of Exelon as a result of the transactions contemplated by the offer, the second-step merger or any other business combination with NRG; or (5) which in the reasonable judgment of Exelon may otherwise prevent, adversely affect or materially delay consummation of the offer, the second-step merger or the ability of Exelon to conduct the proxy solicitation described under “The Offer—Plans for NRG”;

(b)(1) any final order, approval, permit, authorization, waiver, determination, favorable review or consent of any governmental authority including those referred to or described in this prospectus/offer to exchange in the section captioned “The Offer—Regulatory Approvals” below shall contain terms that, in the reasonable judgment of Exelon, results in, or is reasonably likely to result in, individually or in the aggregate with such other final orders, approvals, permits, authorizations, waivers, determinations, favorable reviews or consents, a significant diminution in the benefits expected to be derived by Exelon or any affiliate of Exelon as a result of the transactions contemplated by the offer, the second-step merger or any other business combination with NRG; or (2) any final order, approval, permit, authorization, waiver, determination, favorable review or consent of any governmental authority other than those referred to or described in this prospectus/offer to exchange in the section captioned “The Offer—Regulatory Approvals” below shall not have been obtained, and the failure to obtain such final order, approval, permit, authorization, waiver, determination, favorable review or consent, in the reasonable judgment of Exelon, results in, or is reasonably likely to result in, individually or in the aggregate, a significant diminution in the benefits expected to be derived by Exelon or any affiliate of Exelon as a result of the transactions contemplated by the offer, the second-step merger or any other business combination with NRG;

(c) there shall have been action taken, or any statute, rule, regulation, legislation, order, decree or interpretation enacted, enforced, promulgated, amended, issued or deemed, or which becomes, applicable to (1) Exelon, NRG or any subsidiary or affiliate of Exelon or NRG or (2) the offer, the second-step merger or any other business combination with NRG, by any legislative body or governmental authority with appropriate jurisdiction, other than those referred to or described in the section captioned “The Offer—Regulatory Approvals”, that in the reasonable judgment of Exelon is reasonably likely to result, directly or indirectly, individually or in the aggregate, in any of the consequences referred to in clauses (1) through (5) of paragraph (a) above;

(d) any event, condition, development, circumstance, change or effect shall have occurred or be threatened that, individually or in the aggregate with any other events, conditions, developments, circumstances, changes and effects occurring after November 12, 2008, that is or may be materially adverse to the business, properties, condition (financial or otherwise), assets (including leases), liabilities, capitalization, stockholders’ equity, licenses, franchises, operations, results of operations or prospects of NRG or any of its affiliates;

(e) NRG or any of its subsidiaries has (1) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the shares of NRG common stock or its capitalization, (2) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding shares of NRG common stock or other securities, (3) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, any additional shares of NRG common stock, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of shares of NRG common stock pursuant to, and in accordance with, the publicly disclosed terms in effect prior to November 12, 2008 of employee stock options or other equity awards or NRG preferred stock, in each case publicly disclosed by NRG as outstanding prior to November 12, 2008), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (4) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of NRG, (5) other than cash dividends required to be paid on the shares of NRG preferred stock that have been publicly disclosed by NRG as outstanding prior to November 12, 2008, solely as required by the terms of such preferred stock as publicly disclosed prior to November 12, 2008, declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of NRG including by adoption of a stockholders rights plan which has not otherwise been terminated or rendered inapplicable to the offer and the second-step merger prior to the expiration of the offer, (6) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business consistent with past practice or any debt containing, in the reasonable judgment of Exelon, burdensome covenants or security provisions, (7) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or release or relinquishment of any material contract or other right of NRG or any of its subsidiaries or any comparable event not in the ordinary course of business consistent with past practice, (8) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in Exelon’s reasonable judgment, has or may have material adverse significance with respect to either the value of NRG or any of its subsidiaries or affiliates or the value of the shares of NRG common stock to Exelon or any of its subsidiaries or affiliates, or (9) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or Exelon becomes aware that NRG or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been publicly disclosed prior to the date of this prospectus/offer to exchange; or

(f) Exelon or any of its affiliates enters into a definitive agreement or announces an agreement in principle with NRG providing for a merger or other business combination with NRG or any of its subsidiaries or the purchase or exchange of securities or assets of NRG or any of its subsidiaries, or Exelon and NRG reach any other agreement or understanding, in either case, pursuant to which it is agreed that the offer will be terminated;

which, in Exelon’s reasonable judgment, in any such case, and regardless of the circumstances (including any action or omission by Exelon) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for exchange or exchange.

The conditions described in this section “The Offer—Conditions of the Offer” are for the sole benefit of Exelon and Exelon Xchange and may be asserted by Exelon and Exelon Xchange regardless of the circumstances giving rise to any such condition or, other than the “Competition Condition,” “Regulatory Approval Condition,” “Shareholder Approval Condition,” “Registration Statement Condition,” and “NYSE Listing Condition,” may be waived by Exelon or Exelon Xchange in whole or in part at any time and from time to time prior to the expiration of the offer in its discretion. To the extent Exelon or Exelon Xchange waives a condition set forth in this section with respect to one tender, it will waive that condition with respect to all other tenders. The failure by Exelon or Exelon Xchange at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time until the expiration of the offer. Any determination by Exelon or Exelon Xchange concerning any condition or event described in this prospectus/offer to exchange shall be final and binding on all parties to the fullest extent permitted by law.

For purposes of determining whether any final order, approval, permit, authorization, waiver, determination, favorable review or consent of any governmental authority, any litigation, suit, claim, action, proceeding or investigation or any other matter has, or is reasonably likely to result in, individually or in the aggregate, a significant diminution in the benefits expected to be derived by Exelon, Exelon Xchange or any other affiliate of Exelon as a result of the transactions contemplated by the offer, the second-step merger or any other business combination with NRG, Exelon will not deem any divestitures consistent with the terms of Exelon’s regulatory divestiture plan to, in and of themselves, have such a significant diminution; however, Exelon may take such divestitures and the impact thereof into account in determining whether any such divestitures, together with any one or more other final orders, approvals, permits, authorization, waivers, determinations, favorable reviews or consents of any governmental authority, litigation, suits, claims, actions, proceedings or investigations or other matters, individually or in the aggregate, have resulted in, or are reasonably likely to result in, such a significant diminution. For a discussion of Exelon’s regulatory divestiture plan, see “The Offer—Regulatory Approvals—General.”

Dividends and Distributions

If on or after November 12, 2008, NRG:

(a) splits, combines or otherwise changes its shares of common stock or its capitalization,

(b) acquires shares of its common stock or otherwise causes a reduction in the number of outstanding shares,

(c) issues or sells any additional shares of its common stock (other than shares issued pursuant to and in accordance with the terms in effect on the date of this prospectus/offer to exchange of employee stock options outstanding prior to such date), shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, or

(d) discloses that it has taken such action,

then, without prejudice to Exelon’s or Exelon Xchange’s rights under “The Offer—Extension, Termination and Amendment” and “The Offer—Conditions of the Offer,” Exelon may, in its sole discretion, make such adjustments in the exchange ratio and other terms of the offer and the proposed merger as it deems appropriate including, without limitation, the number or type of securities to be purchased.

If, on or after the date of this prospectus/offer to exchange, NRG declares, sets aside, makes or pays any dividend, including, without limitation, any regular quarterly cash dividend, on the shares of NRG common stock or makes any other distribution (including the issuance of additional shares of capital stock pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the shares of NRG common stock that is payable or distributable to stockholders of record on a date prior to the transfer to the name of Exelon or its nominee or transferee of NRG’s stock transfer records of the shares of NRG common stock exchanged pursuant to the offer, then, without prejudice to Exelon’s rights under “The Exchange Offer—Extension, Termination and Amendment” and “The Exchange Offer—Conditions of the Offer”:

•	the consideration per share of NRG common stock payable by Exelon, through Exelon Xchange, pursuant to the offer will be reduced to the extent any such dividend or distribution is payable in cash; and

•

the whole of any such non-cash dividend, distribution or issuance to be received by the tendering stockholders will (1) be received and held by the tendering stockholders for the account of Exelon and will be required to be promptly remitted and transferred by each tendering stockholder to the exchange agent for the account of Exelon, accompanied by appropriate documentation of transfer or (2) at the direction of Exelon, be exercised for the benefit of Exelon, in which case the proceeds of such exercise will be promptly be remitted to Exelon.

Regulatory Approvals

General

Exelon must receive approval from and/or make filings with various foreign, federal and state regulatory agencies with respect to the offer and the second-step merger. At the federal level, these approvals include the approval of FERC under the Federal Power Act and the Nuclear Regulatory Commission under the Atomic Energy Act. In addition, under the HSR Act, the offer cannot be completed until Exelon has made required notifications and given certain information and materials to the FTC and/or DOJ and until specified waiting period requirements have expired. At the state level, final orders of each of the Pennsylvania Public Utility Commission, the New York Public Service Commission, the California Energy Commission, the California Public Utilities Commission, and the Public Utility Commission of Texas approving the consummation of the offer and, in some jurisdictions, the second step-merger are required. State Attorneys General may also investigate the transaction.

In an effort to address any concern relating to the market power of the combined company, Exelon has developed a plan, referred to in this prospectus/offer to exchange as the “regulatory divestiture plan,” to divest generation plants in ERCOT and PJM East totaling approximately 3,200 MW of generation capacity and to divest approximately 1,200 MW of generation capacity under power purchase agreements.

There can be no assurance that any of these approvals or other actions, if needed, will be obtained (with or without substantial conditions), or that if these approvals were not obtained or these other actions were not taken adverse consequences might not result to NRG’s business or certain parts of NRG’s or Exelon’s, or any of their respective subsidiaries’, businesses might not have to be disposed of or held separate, any of which could cause Exelon to elect to terminate the offer without the purchase of shares of NRG common stock under the offer. In addition, there can be no assurance that the applicable regulatory entities will not require the divestiture of generation capacity in an amount greater than, or in geographic areas different from, that contemplated by the regulatory divestiture plan.

In addition, many of the state regulators whose approval is required generally review requests for approvals in negotiated transactions that are supported by both parties to the transactions. Because this is an unsolicited business combination which may be challenged by NRG or one of its affiliates, review and approval by these states could take longer than would be the case in the context of a negotiated business combination and no assurance can be given that approval will be obtained. Exelon’s and Exelon Xchange’s obligation under the offer to accept for exchange and pay for shares of NRG common stock is subject to certain conditions. See “The Offer—Conditions of the Offer.”

The following is a summary of the material regulatory approvals Exelon believes are required, based on Exelon’s review of publicly available information to date. Exelon has only conducted a due diligence review of NRG’s publicly available information and has not had access to NRG’s non-public information. The consummation of the offer and/or the second-step merger may constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, or result in the termination, cancellation, acceleration or other change of any right or obligation under NRG’s material licenses, franchises, permits, certificates or agreements which are not publicly available.

Federal Energy Regulatory Commission

Each of Exelon and NRG has public utility subsidiaries subject to the jurisdiction of FERC under the Federal Power Act. Section 203 of the Federal Power Act provides that no public utility holding company may purchase the voting securities of a public utility or public utility holding company with a value in excess of $10 million without first having obtained authorization from FERC. Because both Exelon and NRG are deemed to be public utility holding companies under the Federal Power Act, FERC approval under the Federal Power Act will be required.

FERC has stated that, in analyzing a merger under Section 203, it will evaluate the following criteria:

•

the effect of the transaction on competition in wholesale electric power markets, utilizing both an initial screening approach derived from the Department of Justice/Federal Trade Commission Horizontal Merger Guidelines, and a screening analysis of potential increases in vertical market power, to determine if a transaction will result in an increase in an applicant’s market power;

•	the effect of the transaction on the applicants’ FERC jurisdictional ratepayers; and

•	the effect of the transaction on state and federal regulation of the applicants.

In addition, under amendments to the Federal Power Act enacted as part of the Energy Policy Act of 2005, FERC now also considers whether a proposed transaction will result in the cross-subsidization of a non-utility associate company or the pledge or encumbrance of utility assets for the benefit of an associate company and, if so, FERC may not approve the transaction unless it determines that the cross-subsidization, pledge, or encumbrance will be consistent with the public interest.

Nuclear Regulatory Commission

Section 184 of the Atomic Energy Act provides that a license may not be transferred or, in any manner disposed of, either voluntarily or involuntarily, directly or indirectly, through transfer of control of any license unless the Nuclear Regulatory Commission (the “NRC”) finds that the transfer complies with the Atomic Energy Act and consents to the transfer. The consummation of the offer requires NRC’s prior written consent to the indirect transfer of control of NRG’s 44% interest in the South Texas Project Units 1 and 2, and its licensed operator, STP Nuclear Operating Company. Further, the negotiated combination structure would require NRC’s prior written consent to the indirect transfer of control of Exelon’s nuclear interests associated with that approach. The NRC will consent to the proposed transfers if it determines that:

•	the proposed transferee is qualified to be the holder of the licenses; and

•	the transfer of the licenses is otherwise consistent with applicable provisions of laws, regulations and orders of the NRC.

Antitrust

Under the HSR Act, and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless required notifications have been furnished to the DOJ and the FTC (together, the “antitrust agencies”), and applicable waiting periods have expired or been terminated. The purchase of shares of NRG common stock pursuant to the offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, Exelon expects to file a Notification and Report Form with respect to the offer with the antitrust agencies and request early termination of the initial 30-day waiting period applicable to the offer. There can be no assurance, however, that the HSR Act waiting period will be terminated early. Before the expiration of the initial HSR Act waiting period, the antitrust agency reviewing the transaction may issue a Request for Additional Information and Documentary Material (or “Second Request”). In such an event, a second waiting period of 30 days (unless terminated earlier by the agency) would commence when Exelon has substantially complied with the Second Request.

The antitrust agencies frequently scrutinize the legality under the antitrust laws of transactions such as Exelon’s acquisition of shares pursuant to the offer through Exelon Xchange. At any time before or after the consummation of any such transactions, one of the antitrust agencies could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares pursuant to the offer or seeking divestiture of the shares so acquired or divestiture of certain of Exelon’s or NRG’s material assets. States and private parties may also bring legal actions under the antitrust laws. Based on an examination of the publicly available information relating to the businesses in which NRG is engaged, Exelon does not believe that the consummation of the offer or the second-step merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “Conditions of the Offer” for certain conditions to the offer, including conditions with respect to litigation and certain governmental actions.

Foreign Approvals

NRG indirectly holds several subsidiaries and participations in Germany. Under the provisions of the German Act against Restraints on Competition (Gesetz gegen Wettbewerbsbeschränkungen, or the “GWB”), notification to the German Federal Cartel Office (“German Cartel Office”) regarding the acquisition of shares of NRG common stock pursuant to the offer must be made if, among other things, certain turnover thresholds are exceeded with the turnover achieved by the German business of NRG and its subsidiaries and participations. Based on an examination of the publicly available information relating to the businesses in which NRG is engaged in Germany, Exelon believes that these thresholds are exceeded.

The offer may be consummated only if the acquisition is approved or deemed to be approved by the German Cartel Office, either by written approval or by expiration of a one-month waiting period commenced by the filing of a notification with respect to the transaction, unless the German Cartel Office gives notice within the one-month waiting period of the initiation of an in-depth investigation. If the German Cartel Office initiates an in-depth investigation, the acquisition of shares under the offer may be consummated only if the acquisition is approved or deemed to be approved by the German Cartel Office, either by written approval or by expiration of a four-month waiting period, unless the German Cartel Office notifies Exelon within the four-month waiting period that the acquisition satisfies the conditions for a prohibition and may not be consummated. In view of the competitiveness of the relevant markets and the relatively low market shares of the businesses in which NRG is engaged in Germany, Exelon expects that the German Cartel Office will approve the transaction within the initial one-month period.

State Approvals

NRG owns several different types of electric generation facilities, as well as non-electric generation entities, in a number of states. The summaries that follow indicate, to the best of Exelon’s current knowledge, the material approvals necessary in each identified state. However, the summaries are not conclusive, and approval by regulatory authorities in additional states, or additional approvals in the states discussed below, might also be required. Furthermore, state governments may seek to challenge the transaction on antitrust grounds, irrespective of the federal-level antitrust proceedings.

Pennsylvania. PECO is a public utility under Pennsylvania law and, as such, is subject to regulation by the Pennsylvania Public Utility Commission (“PAPUC”). NRG owns two facilities in Pennsylvania that provide steam heating services to the public. Those facilities also are public utilities under Pennsylvania law. Pennsylvania law requires prior PAPUC approval for any transaction by which an affiliate of a public utility will acquire control of the facilities of another public utility. Because Exelon is an affiliate of PECO and will acquire control of the NRG steam facilities, PAPUC approval is required. The standard for approval is whether the transaction is necessary and proper for the service, accommodation, convenience or safety of the public. This standard has been applied by the PAPUC to require that applicants demonstrate that the transaction will affirmatively promote the service, accommodation, convenience or safety of the public in some substantial way. In addition, if the negotiated combination structure were pursued in which NRG is the survivor of a merger with Exelon, this would be considered as an indirect acquisition of all of the common stock of PECO, and the PAPUC also would consider the effect of the transaction on PECO.

California. Operation of a thermal electric generation facility with a capacity of greater than 50 MW in California requires a siting certificate to be issued by the California Energy Commission (“CEC”). Several of NRG’s California generation facilities require, and possess, such certificates. A change in control of a certificated generation facility requires approval by the CEC. The standard for approval of a transfer is largely technical, and focuses on whether the applicant has submitted the required information under the statute. Additionally, 90 days notice of a transfer of generation facilities in California must be provided to the California Public Utilities Commission (“CPUC”), but there is no approval by the CPUC required.

NRG also owns a steam heating facility in California, which is a utility under California law. The California Public Utilities Code requires CPUC approval before any person shall “merge, acquire, or control either directly or indirectly any public utility . . . .” The CPUC will review the transaction and “take such action as the public interest may require.” Generally, such public interest review will consider whether the acquiror has the financial and technical wherewithal to operate the utility business, and whether customers will be adversely impacted by the transaction.

Connecticut and Massachusetts. Connecticut and Massachusetts law require electric generation facilities to obtain siting certificates. The terms of the certificates obtained for NRG likely govern the requirements for transfer. Exelon has not yet had the opportunity to review the NRG certificates to ascertain what, if any, transfer requirements apply.

New York. NRG’s portfolio includes five electric plants in New York State, each owned, operated and managed by an affiliated electric corporation. New York Public Service Commission (“NYPSC”) approval is generally required before an electric corporation may transfer ownership interests in an electric plant and/or for certain stock acquisitions of an electric corporation. Although it appears that NRG’s facilities in New York are subject to “reduced scrutiny” and are “lightly regulated utilities,” approvals for such transfers nonetheless may be subject to a “public interest” standard which is set forth in the New York Public Service Law. In conducting this review, the NYPSC may examine, among other things, any affiliations with electric market participants that might afford opportunities for the exercise of market power, and consider any other potential detriments to captive ratepayer interests. In addition, the NYPSC must assess the environmental impact of the transfer based upon information provided in a required environmental assessment form.

Texas. The proposed transaction must be reviewed and approved by the Public Utility Commission of Texas (“PUCT”). The PUCT will likely approve the transaction unless the PUCT finds that the transaction results in a power generation company owning or controlling more than 20 percent of the installed generation capacity located in, or capable of delivering electricity to, the ERCOT power region. If the PUCT finds that the transaction as proposed would exceed the 20% threshold in the ERCOT power region, the PUCT may condition approval of the transaction on adoption of reasonable modifications to the transaction to mitigate potential market power abuse. Mitigation procedures for exceeding the 20% threshold may be submitted to the PUCT and may include the divestiture of assets or auctioning of capacity.

Additionally, NRG owns a retail electric provider (“REP”), which sells electricity at retail in the ERCOT competitive retail market solely to its affiliate NRG Texas Power. To provide retail electric service, a REP must obtain certification from the PUCT and transfer of a certificate requires PUCT approval. If transfer of the certificate is required, approval of the transfer under the current rules should be granted if Exelon, as the transferee, demonstrates sufficient “financial and technical fitness to render service under the transferred certificate.” The rules concerning the transfer of a REP certification are in the process of being amended and at this time it is not clear if the transfer of the REP certification held by NRG would occur prior to or following proposed changes in regulation.

Section 203 of the DGCL

The offer is subject to the condition that the board of directors of NRG shall have approved, in a manner reasonably satisfactory to Exelon, the offer and the second-step merger or any other business combination between NRG and Exelon (and/or any of Exelon’s subsidiaries) pursuant to the requirements of Section 203 of the DGCL, or Exelon shall be satisfied that Section 203 does not apply to or otherwise restrict the offer, the second-step merger described herein or any such business combination. This condition will be satisfied if (1) prior to the acceptance for exchange of shares of NRG common stock pursuant to the offer, NRG’s board of directors shall have unconditionally approved the offer and the second-step merger or (2) there are validly tendered and not withdrawn prior to the expiration date a number of shares of NRG common stock that, together with the shares of NRG common stock then owned by Exelon, would represent at least 85% of the voting stock of NRG outstanding on the date hereof (excluding shares of NRG common stock owned by certain employee stock plans and persons who are directors and also officers of NRG).

Section 203 of the DGCL would otherwise apply to the second-step merger or any other “business combination” (as defined in Section 203) involving Exelon (and/or Exelon or any of its subsidiaries) and NRG. Section 203 could significantly delay Exelon’s (and/or Exelon’s or any of its subsidiaries’) ability to acquire all of the outstanding shares of NRG common stock. Section 203, in general, prevents an “interested stockholder” (generally, a stockholder and an affiliate or associate thereof owning 15% or more of a corporation’s outstanding voting stock) from engaging in a business combination (defined to include a merger or consolidation and certain other transactions) with a Delaware corporation for a period of three years following the time such stockholder became an interested stockholder unless (1) before the stockholder became an interested stockholder the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (2) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares of stock owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (3) at or after the time the stockholder became an interested stockholder the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

The provisions of Section 203 of the DGCL do not apply to a Delaware corporation if, among other things, (1) such corporation amends its certificate of incorporation or bylaws to elect not to be governed by Section 203, and such amendment is approved by (in addition to any other required vote) the affirmative vote of a majority of the shares of common stock of such corporation entitled to vote; provided that such amendment would not be effective until 12 months after its adoption and would not apply to any business combination between such corporation and any person who became an interested stockholder on or prior to the date of such adoption, (2) such corporation does not have a class of voting stock that is listed on a national securities exchange, or held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder, or (3) the business combination is proposed by an interested stockholder prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required under Section 203 of, any one of certain proposed transactions which (a) is with or by a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the corporation’s board of directors and (b) is approved or not opposed by a majority of the board of directors then in office who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election to succeed such directors by a majority of such directors. The description of Section 203 above is qualified in its entirety be reference to such section, a copy of which is attached to this prospectus/offer to exchange as Annex B.

Certain Other Legal Matters

“Going Private” Transactions

Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the second-step merger. Exelon does not believe that Rule 13e-3 will be applicable to the second-step merger unless the merger is consummated more than one year after the termination of the offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning NRG and certain information relating to the fairness of the second-step merger and the consideration offered to minority stockholders be filed with the SEC and distributed to minority stockholders before the consummation of the second-step merger.

IRS Private Letter Ruling Regarding Nuclear Decommissioning Trust Funds

United States Treasury regulations generally provide for the nonrecognition of gain or loss for United States federal income tax purposes with respect to the transfer of certain decommissioning trust funds maintained by nuclear power plant owners in connection with the transfer of an interest in a nuclear power plant. The precise application of these Treasury Regulations in the context of the offer and the second-step merger, however, is not free from doubt. Exelon intends to seek a ruling from the IRS confirming that no gain or loss will be recognized for United States federal income tax purposes with respect to the transfer of NRG’s decommissioning trust funds as a result of the offer and the second-step merger.

Relationships With NRG

Except as set forth in this prospectus/offer to exchange, neither Exelon nor, to Exelon’s knowledge, any of its directors, executive officers or affiliates has any contract, arrangement, understanding or relationship with any other person with respect to any securities of NRG, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as otherwise described in this prospectus/offer to exchange, there have been no contacts, negotiations or transactions since January 1, 2006, between Exelon, Exelon Xchange or, to Exelon’s knowledge, any of the persons listed on Schedule I or Schedule II hereto, on the one hand, and NRG or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, an exchange offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets.

As of the date of this prospectus/offer to exchange, Exelon was the beneficial owner of 500 shares of NRG common stock and Exelon Xchange was the beneficial owner of 500 shares of NRG common stock. The 1,000 shares of NRG common stock owned beneficially by Exelon and Exelon Xchange represent less than 1% of the outstanding shares of NRG common stock. On October 20, 2008, Exelon purchased 1,000 shares of NRG common stock at $24.38 per share through ordinary brokerage transactions on the open market. Promptly thereafter, Exelon transferred 500 shares of NRG common stock to Exelon Xchange. With the exception of the foregoing, Exelon has not effected any transaction in securities of NRG in the past 60 days. Except as set forth in the offer, to Exelon’s knowledge, after reasonable inquiry, none of the persons listed on Schedule I or Schedule II hereto, nor any of their respective associates or majority-owned subsidiaries, beneficially owns or has the right to acquire any securities of NRG or has effected any transaction in securities of NRG during the past 60 days.

Exelon and NRG are involved in power and coal trading activities with each other in the ordinary course of business. In addition, Exelon and NRG are tenants in common of the Keystone and Conemaugh Generating Stations in Pennsylvania. Finally, Exelon and NRG participate in a number of industry groups, including, without limitation, the Association of Electric Companies of Texas.

Source and Amount of Funds

Exelon estimates that the total amount of cash required to complete the transactions contemplated by the offer and the second-step merger, including:

•	refinancing existing indebtedness of NRG described in more detail under “The Offer—Plans for NRG—Refinancing of NRG’s Existing Indebtedness”; and

•	payment of any fees, expenses and other related amounts incurred in connection with the transaction, including the items above;

is expected to be approximately $8.6 billion. Exelon believes it will be able to secure sufficient funds prior to the consummation of the offer with respect to the NRG indebtedness to be refinanced and other payments required to be made to complete the transactions.

This estimate is based on Exelon’s due diligence review of NRG’s publicly available information to date and is subject to change. The consummation of the offer may constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, or result in the termination, cancellation, acceleration or other change of any right or obligation (including, without limitation, any payment obligation) under agreements of NRG that are not publicly available, including any power trading agreements relating to NRG’s first and second lien structure. For a further discussion of the risks relating to Exelon’s limited due diligence review, see “Risk Factors—Risk Factors Relating to the Offer and the Second-Step Merger.”

Fees and Expenses

Exelon has retained Barclays Capital Inc. (“Barclays Capital”), RBS Securities Corporation (“RBS”), UBS Securities LLC (“UBS”), Lazard Freres & Co. LLC and Loop Capital Markets, LLC (“Loop Capital”) to act as financial advisors in connection with the offer. In addition, Barclays Capital, RBS’ affiliate ABN AMRO Incorporated (“ABN AMRO”) and UBS have been retained to act as dealer managers. Exelon has agreed to pay the dealer managers a fee of $25,000 each upon consummation of the offer, which will offset any amounts they or their affiliates are entitled to under their financial advisor engagement letters. The dealer managers may contact beneficial owners of shares of NRG common stock regarding the offer and may request brokers, dealers and other nominees to forward this prospectus/offer to exchange and related materials to beneficial owners of NRG common stock. In addition, Exelon will reimburse the financial advisors and the dealer managers in their capacities as dealer managers and financial advisors for their reasonable out-of-pocket expenses, including the reasonable expenses and disbursements of their legal counsel. Exelon has also agreed to indemnify the dealer managers, the financial advisors and their respective affiliates against certain liabilities in connection with their services as dealer managers and financial advisors, including liabilities under the federal securities laws.

Certain affiliates of the dealer managers are expected to provide commitments with respect to the refinancing of NRG’s existing indebtedness.

Barclays Bank PLC, an affiliate of Barclays Capital has performed in the past, and may in the future continue to perform, a variety of investment banking services and is a lender to Exelon under its existing senior credit facility. Since the beginning of 2007, Barclays Bank PLC has received fees of approximately $9.9 million from Exelon and its affiliates for underwriting, loan syndication, and other investment banking activities, exclusive of any fees received in connection with this offer. In the ordinary course of business, Barclays Bank PLC, Barclays Capital and their respective affiliates may participate in loans and actively trade the debt and equity securities of Exelon for its own account or for the accounts of customers and, accordingly, Barclays Bank PLC, Barclays Capital and their respective affiliates may at any time hold long or short positions in such securities.

UBS Loan Finance LLC, an affiliate of UBS, in the past has rendered investment banking services and is a lender to Exelon under its existing senior credit facility. During the past two years, UBS Loan Finance LLC has received fees of approximately $4.1 million from Exelon for underwriting and other investment banking activities exclusive of any fees received in connection with this offer. In the ordinary course of its business, UBS Loan Finance LLC may participate in loans and actively trade in the debt or equity securities of Exelon for its own account and for the accounts of its customers and, accordingly, UBS Loan Finance LLC may at any time hold a long or short position in those securities.

Each of The Royal Bank of Scotland plc, an affiliate of RBS, and ABN AMRO Bank N.V., an affiliate of ABN AMRO, is a lender to Exelon under its existing senior credit facility. During the past two years, The Royal Bank of Scotland plc and ABN AMRO Bank N.V. have received combined fees of approximately $2.6 million from Exelon for underwriting activities exclusive of any fees received in connection with this offer. In the ordinary course of its business, each of The Royal Bank of Scotland plc and ABN AMRO Bank N.V. may participate in loans and actively trade in the debt or equity securities of Exelon for its own account and for the accounts of its customers and, accordingly, The Royal Bank of Scotland plc and ABN AMRO Bank N.V. may at any time hold a long or short position in those securities.

In addition to the relationships mentioned above, Barclays Bank PLC, UBS Loan Finance LLC and The Royal Bank of Scotland plc, an affiliate of RBS (under its 51% ownership in Sempra Commodities), are trading counterparties of Exelon Generation Company, LLC.

During the past two years, Loop Capital has received fees of approximately $800,000 from Exelon for underwriting and other activities exclusive of any fees received in connection with this offer. In the ordinary course of its business, Loop Capital may participate in loans and actively trade in the debt or equity securities of Exelon for its own account and for the accounts of its customers and, accordingly, Loop Capital may at any time hold a long or short position in those securities.

Exelon has retained Innisfree M&A Incorporated as information agent in connection with the offer. The information agent may contact holders of NRG common stock by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the offer to beneficial owners of NRG common stock. Exelon will pay the information agent reasonable and customary compensation for these services in addition to reimbursing the information agent for its reasonable out-of-pocket expenses. Exelon has agreed to indemnify the information agent against certain liabilities and expenses in connection with the offer, including certain liabilities under the U.S. federal securities laws.

In addition, Exelon has retained BNY Mellon Shareowner Services as the exchange agent. Exelon will pay the exchange agent reasonable and customary compensation for its services in connection with the offer, will reimburse the exchange agent for its reasonable out-of-pocket expenses and will indemnify the exchange agent against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, Exelon will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the offer. Exelon will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

Accounting Treatment

The acquisition of shares of NRG common stock by Exelon will be accounted for using the purchase method of accounting under GAAP, which means that NRG’s results of operations will be included with Exelon’s from the closing date and NRG’s consolidated assets and liabilities will be recorded at their estimated fair values at the same date with the amount, if any, of such estimated fair value in excess of the total purchase price allocated to specific identifiable intangibles acquired or goodwill.

Stock Exchange Listing

Shares of Exelon common stock are listed on the NYSE. Exelon intends to make applications to list the shares of Exelon common stock that Exelon will issue in the offer and second-step merger.

Litigation

Exelon Corporation and Exelon Xchange Corporation v. Cosgrove, et. al. On November 11, 2008, Exelon filed a complaint in the Court of Chancery of the State of Delaware against NRG and the members of its board of directors in connection with the failure by the NRG board of directors to give due consideration and take appropriate action in response to the acquisition proposal announced by Exelon on October 19, 2008. In the complaint, Exelon seeks declaratory judgment and injunctive relief (1) declaring that the members of the NRG board of directors have breached their fiduciary duties by summarily rejecting and refusing reasonably to consider Exelon’s acquisition proposal; (2) declaring that the members of the NRG board of directors have breached their fiduciary duties by failing to render Section 203 of the DGCL inapplicable and compelling the NRG board of directors to approve Exelon’s acquisition proposal for purposes of Section 203 of the DGCL; and (3) enjoining the defendants from taking any actions that would have the effect of impeding or interfering with Exelon’s acquisition proposal.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

The Unaudited Pro Forma Condensed Combined Consolidated Financial Statements (“pro forma financial statements”) have been derived from historical consolidated financial statements of Exelon and NRG incorporated by reference into this prospectus/offer to exchange.

The Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations (“pro forma statements of operations”) for the nine months ended September 30, 2008 and for the year ended December 31, 2007 give effect to the transaction and other pro forma events as if they had occurred on January 1, 2007. The Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet (“pro forma balance sheet”) as of September 30, 2008 gives effect to the transaction and other pro forma events as if they had occurred on September 30, 2008.

The pro forma events include (i) the exchange of all outstanding shares of NRG common stock (including shares of NRG’s 5.750% Mandatory Convertible Preferred Stock, which will automatically convert into shares of NRG common stock on March 16, 2009) for shares of Exelon common stock at the fixed exchange ratio of 0.485 of a share of Exelon common stock for each share of NRG common stock (the “exchange ratio”); (ii) all outstanding shares of NRG’s 4.0% Convertible Perpetual Preferred Stock will remain outstanding and not be converted into shares of NRG common stock or exchanged for shares of Exelon common stock at the exchange ratio; (iii) the redemption or repurchase for cash of all outstanding shares of NRG’s 3.625% Convertible Perpetual Preferred Stock; (iv) the exercise of all outstanding options to purchase shares of NRG common stock (after giving effect to vesting upon a change in control and the withholding of shares of NRG common stock to satisfy the aggregate exercise price of such options) and exchange of all such shares for shares of Exelon common stock at the exchange ratio; (v) the vesting of all outstanding unvested restricted stock units and performance units and exchange of all such units for shares of Exelon common stock at the exchange ratio; and (vi) the refinancing of the majority of NRG’s existing indebtedness (excluding capital leases and certain project financing).

The assumptions and related pro forma adjustments described herein have been based primarily on this publicly available information. Non-public information concerning NRG was not available to Exelon for the purpose of preparing these pro forma financial statements. NRG has not cooperated with Exelon in, and has not been involved in, the preparation of this prospectus/offer to exchange and has not verified the information contained in these pro forma financial statements relating to NRG. As a result, Exelon has made adjustments and assumptions in preparing the pro forma financial information presented in this prospectus/offer to exchange which have necessarily involved estimates with respect to NRG’s financial information. Additional information may exist that could materially affect the assumptions and related pro forma adjustments. The pro forma financial statements have been presented for illustrative purposes only and are not necessarily indicative of (i) results of operations and financial position that would have been achieved had the pro forma events taken place on the dates indicated or (ii) the future consolidated results of operations or financial position of the combined company.

The acquisition of NRG common stock will be accounted for as a purchase under GAAP. The purchase price will be determined on the basis of the fair value on the acquisition date of the shares of Exelon common stock exchanged. The purchase price for the pro forma financial statements is based on the closing price of Exelon common stock on the NYSE on October 17, 2008, the last full trading day before Exelon made public its proposal to acquire NRG, of $54.50.

The purchase price of an acquired entity in a purchase business combination is allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition under GAAP. The following pro forma financial statements allocate the entire excess of purchase price over the carrying value of NRG’s net assets to goodwill as Exelon management does not have information related to NRG’s business necessary to complete a purchase price allocation in accordance with GAAP. Actual amounts, determined on the basis of more detailed information, will differ from the amounts reflected below. NRG has not been involved in the preparation of the pro forma financial statements nor has it verified any of the information or assumptions used in preparing the pro forma financial statements. See the “Note on NRG Information” on page ix of this prospectus/offer to exchange for further details.

The pro forma financial statements do not reflect any cost savings (or associated costs to achieve such savings) from operating efficiencies, synergies or other restructuring that could result from the acquisition of NRG. The timing and effect of actions associated with integration are as yet uncertain. Further, the pro forma financial statements do not reflect the impact of generating asset dispositions that may be necessary to meet market concentration mitigation requirements, if any, or the impact of any other regulatory proceeding, if any.

As a result of the nature of the proposed business combination, there may be actions and other events that could significantly change the purchase price. In addition, as of the date of this prospectus/offer to exchange, Exelon has not performed any detailed valuation analyses necessary to arrive at the final estimates of the fair market value of the NRG assets to be acquired and liabilities to be assumed and the related allocations of purchase price. Exelon has not had access to any proprietary or confidential corporate financial or other information of NRG and has not had an opportunity to undertake any due diligence procedures. Such future access and procedures may provide Exelon with additional information that could materially affect the purchase price paid for the acquisition of NRG or the purchase price allocation and, accordingly, the accompanying assumptions and pro forma adjustments. Further, given the absence of due diligence procedures, Exelon has not yet identified all of the adjustments which would result from conforming NRG’s critical accounting policies to those of Exelon’s. Certain identified factors which may have a significant impact are described in the accompanying notes to the pro forma financial statements.

The pro forma financial statements should be relied on only for the limited purpose of presenting what the results of operations and financial position of the combined businesses of Exelon and NRG might have looked like had the pro forma events taken place at an earlier date. You can find more information about the pro forma events under the section captioned “The Offer.”

The following pro forma financial statements should be read in conjunction with:

1.	the accompanying notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements;

2.	the consolidated financial statements of Exelon for the year ended December 31, 2007 and for the nine-month period ended September 30, 2008 and the notes relating thereto, incorporated herein by reference; and

3.	the consolidated financial statements of NRG for the year ended December 31, 2007 and for the nine-month period ended September 30, 2008, and the notes relating thereto, incorporated herein by reference.

EXELON AND NRG

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2008

(in millions, except share and per share data)

	Exelon(a)	NRG(a)	Pro Forma Adjustments	Pro Forma Combined
Operating revenues	$14,366	$5,308	$—	19,674
Operating expenses				—
Purchased power, fuel and operating and maintenance	8,573	3,074	—	11,647
Depreciation and amortization	1,230	478	—	1,708
Taxes other than income	597	—	—	597

Total operating expenses	10,400	3,552	—	13,952

Operating income	3,966	1,756	—	5,722

Other income and deductions
Interest expense	(532)	(481)	(171)	(1,184	)(d)
Interest expense to affiliates, net	(106)	—	—	(106)
Equity in losses of unconsolidated affiliates and investments	(19)	35	—	16
Other, net	(256)	14	—	(242)

Total other income and deductions	(913)	(432)	(171)	(1,516)

Income from continuing operations before income taxes	3,053	1,324	(171)	4,206
Income tax expense	1,022	531	(63)	1,490	(f)

Net income from continuing operations	2,031	793	(108)	2,716
Dividends for preferred shares	—	41	(41)	—	(c)

Income available to common shareholders	$2,031	$752	$(67)	$2,716

Average shares of common stock outstanding—basic	658	236	(113)	781	(c)

Average shares of common stock outstanding—diluted	663	278	(145)	796	(c)

Earnings per average common share—basic	$3.09	$3.19		$3.48
Earnings per average common share—diluted	$3.06	$2.83		$3.43

See accompanying Notes to

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements,

which are an integral part of these statements.

EXELON AND NRG

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2007

(in millions, except share and per share data)

	Exelon(b)	NRG(b)	Pro Forma Adjustments	Pro Forma Combined
Operating revenues	$18,916	$5,989	$—	24,905
Operating expenses				—
Purchase power, fuel, operating and maintenance	11,931	3,788	—	15,719	(e)
Depreciation and amortization	1,520	658	—	2,178
Taxes other than income	797	—	—	797

Total operating expenses	14,248	4,446	—	18,694

Gain on sale of assets	—	17	—	17

Operating income	4,668	1,560	—	6,228

Other income and deductions
Interest expense	(647)	(689)	(125)	(1,461	)(d)
Interest expense to affiliates, net	(203)	—	—	(203)
Equity in earnings (losses) of unconsolidated affiliates and investments	(106)	54	—	(52)
Refinancing expenses	—	(35)	—	(35)
Other, net	460	56	—	516

Total other income and deductions	(496)	(614)	(125)	(1,235)

Income from continuing operations before income taxes	4,172	946	(125)	4,993
Income tax expense	1,446	377	(43)	1,780	(f)

Net income from continuing operations	2,726	569	(82)	3,213
Dividends for preferred shares	—	55	(55)	—	(c)

Income available to common shareholders	$2,726	$514	$(27)	$3,213

Average shares of common stock outstanding—basic	670	240	(116)	794	(c)

Average shares of common stock outstanding—diluted	676	288	(154)	810	(c)

Earnings per average common share—basic	$4.06	$2.14		$4.05
Earnings per average common share—diluted	$4.03	$1.95		$3.99

See accompanying Notes to

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements,

which are an integral part of these statements.

EXELON AND NRG

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET

At September 30, 2008

(in millions)

	Exelon(h)	NRG(h)	Pro Forma Adjustments	Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$182	$1,483	$(902)	$763	(i)
Restricted cash and investments	76	32	—	108
Accounts receivable, net	2,217	531	—	2,748
Mark-to-market derivative assets	391	4,190	—	4,581
Inventories, net	866	456	—	1,322
Deferred income taxes	104	—	—	104
Other	535	747	400	1,682	(k)

Total current assets	4,371	7,439	(502)	11,308

Property, plant and equipment, net	25,336	11,472	—	36,808
Deferred debits and other assets
Regulatory assets	4,580	—	—	4,580
Nuclear decommissioning trust funds	5,988	333	—	6,321
Investments	678	—	—	678
Investments in affiliates	31	428	—	459
Goodwill	2,625	1,786	841	5,252	(j)
Intangible assets, net of amortization	—	822	—	822
Notes receivable and capital lease, less current portion	—	450	—	450
Mark-to-market derivative assets	280	816	—	1,096
Other	1,325	134	54	1,513	(k)
Intangible assets held for sale	—	3	—	3

Total deferred debits and other assets	15,507	4,772	895	21,174

Total assets	$45,214	$23,683	$393	$69,290

See accompanying Notes to

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements,

which are an integral part of these statements.

EXELON AND NRG

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET

At September 30, 2008

(in millions)

	Exelon(h)	NRG(h)	Pro Forma Adjustments	Pro Forma Combined
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	$185	$—	$—	$185
Long-term debt due within one year	29	122	(47)	104	(k)
Long-term debt to ComEd Transitional Funding Trust and PECO Energy Transition Trust due within one year	495	—	—	495
Accounts payable	1,278	367	—	1,645
Mark-to-market derivative liabilities	192	4,022	—	4,214
Accrued expenses	1,476	629	—	2,105
Deferred income taxes	—	16	—	16
Other	632	154	—	786

Total current liabilities	4,287	5,310	(47)	9,550

Long-term debt	11,085	8,059	40	19,184	(k)
Long-term debt to ComEd Transitional Funding
Trust and PECO Energy Transition Trust	805	—	—	805
Long-term debt to other financing trusts	391	—	—	391
Deferred credits and other liabilities
Deferred income taxes and unamortized investment tax credits	5,474	1,083	—	6,557
Asset retirement obligations	3,680	320	—	4,000
Pension obligations	654	—	—	654
Non-pension postretirement benefits obligations	1,818	—	—	1,818
Spent nuclear fuel obligation	1,012	—	—	1,012
Regulatory liabilities	2,828	—	—	2,828
Mark-to-market derivative liabilities	48	1,158	—	1,206
Out-of-market contracts	—	336	—	336
Nuclear decommissioning trust liability	—	252	—	252
Other	1,458	568	—	2,026

Total deferred credits and other liabilities	16,972	3,717	—	20,689

Total liabilities	33,540	17,086	(7)	50,619

Commitments and contingencies
Minority interest of consolidated subsidiaries	—	7	—	7
Preferred securities of subsidiaries	87	—	406	493	(l)
3.625% convertible perpetual preferred stock (at liquidation value, net of issuance costs)	—	247	(247)	—	(g)
Shareholders’ equity
Common stock	8,791	3	6,703	15,497	(l)
Treasury stock, at cost	(2,338)	(823)	823	(2,338	)(l)
Retained earnings	6,459	2,194	(2,316)	6,337	(l)
Accumulated other comprehensive loss, net	(1,325)	(58)	58	(1,325	)(l)
Preferred stock (at liquidation value, net of issuance costs)	—	892	(892)	—	(l)
Additional paid in capital	—	4,135	(4,135)	—	(l)

Total shareholders’ equity	11,587	6,343	241	18,171

Total liabilities and shareholders’ equity	$45,214	$23,683	$393	$69,290

See accompanying Notes to

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements,

which are an integral part of these statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Pro Forma Presentation

The Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations (“pro forma statements of operations”) for the nine months ended September 30, 2008 and for the year ended December 31, 2007 give effect to the proposed acquisition as if it had occurred on January 1, 2007. The Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet (“pro forma balance sheet”) as of September 30, 2008 gives effect to the acquisition as if it had occurred on September 30, 2008.

The Unaudited Pro Forma Condensed Combined Consolidated Financial Statements (“pro forma financial statements”) have been derived from historical consolidated financial statements of Exelon and NRG incorporated by reference into this document. The assumptions and related pro forma adjustments described herein have been based on publicly available information. Non-public information concerning NRG was not available to Exelon for the purpose of preparing these pro forma financial statements. NRG has not cooperated with Exelon in, and has not been involved in, the preparation of this prospectus/offer to exchange and has not verified the information contained in these pro forma financial statements relating to NRG. As a result, Exelon has made adjustments and assumptions in preparing the pro forma financial information presented in this prospectus/offer to exchange which have necessarily involved estimates with respect to NRG’s financial information. Additional information may exist that could materially affect the assumptions and related pro forma adjustments. The pro forma financial statements have been presented for illustrative purposes only and are not necessarily indicative of (i) results of operations and financial position that would have been achieved had the consummation of the offer taken place on the dates indicated or (ii) the future consolidated results of operations or financial position of the combined company.

The pro forma financial statements do not reflect any cost savings (or associated costs to achieve such savings) from operating efficiencies, synergies or other restructuring that could result from the acquisition of NRG. Further, the pro forma financial statements do not reflect the impact of generating asset dispositions that may be necessary to meet market concentration mitigation requirements, if any, or the impact of any other regulatory proceeding, if any.

Note 2. Preliminary Purchase Price

Exelon is proposing to acquire all of the outstanding shares of NRG common stock and to exchange shares of NRG’s 5.750% Mandatory Convertible Preferred Stock (“5.75% preferred stock”) (which will automatically convert into shares of NRG common stock on March 16, 2009) and shares of NRG common stock subject to outstanding options to purchase NRG common stock and NRG unvested restricted stock units and performance units for shares of Exelon common stock at the fixed exchange ratio of 0.485 of a share of Exelon common stock per share of NRG common stock. The purchase price for the business combination is estimated as follows (in millions except exchange ratio and share price):

NRG shares outstanding as of September 30, 2008	233.0
Shares to be issued upon conversion of 5.75% preferred stock	18.9
Shares to be issued to option, restricted stock and performance unit holders	1.8

Total NRG shares to be acquired	253.7
Exchange ratio	0.485

Number of shares of Exelon stock to be issued	123.0
Closing price of Exelon common stock	$54.50

Total purchase price (excluding cash paid for change of control premiums and termination of stock fund, see Note 3 (j))	$6,706

The purchase price was computed using NRG’s publicly available information, and reflects the market value of Exelon common stock to be issued in connection with the acquisition based on Exelon’s common stock closing price on October 17, 2008, the last full trading day before Exelon made public its proposal to acquire NRG. The actual purchase price will fluctuate with the market price of Exelon’s common stock until the acquisition is effective. As a result, the final purchase price could differ significantly from the current estimate. See “Risk Factors—Risk Factors Relating to the Offer and the Second-Step Merger.”

For purposes of estimating the purchase price, Exelon has assumed that at the effective date of the acquisition, which for purposes of the pro forma balance sheet is September 30, 2008, all outstanding shares of NRG’s 5.75% preferred stock will be converted into NRG common stock. This is based on an assumption that the 5.75% preferred stock will be converted into NRG common stock prior to closing of the transaction. The 5.75% preferred stock is convertible at a price dependent on the market value of NRG common stock on the conversion date. For purposes of the pro forma adjustments, Exelon has assumed that the market price for the determination of the 5.75% preferred shares conversion ratio is the value of NRG common stock based on Exelon’s implied offer price of $26.43 (based on the closing prices for NRG common stock and Exelon common stock on October 17, 2008). Exelon has assumed that the 5.75% preferred stock converts into 18.9 million shares of NRG common stock. This assumption was made for purposes of presentation of the pro forma financial statements and may not be representative of the actual conversion of the 5.75% preferred stock in the acquisition. The information regarding the number of shares of NRG common stock the preferred stock would be converted into was obtained from NRG’s publicly available information. The calculation of the impact of the conversion of the preferred shares follows (in millions except conversion ratio):

Number of 5.75% preferred shares at September 30, 2008	2.0
Conversion ratio of 9.4589 (based on implied offer price of $26.43)	9.4589

Number of NRG common shares	18.9

Additionally, for purposes of estimating the purchase price, Exelon has assumed that at the effective date of the acquisition, which for purposes of the pro forma balance sheet is September 30, 2008, 100% of the outstanding non-qualified stock options will vest upon the change in control, will be exercised for shares of NRG common stock (less the number of shares withheld to satisfy the aggregate exercise price of such options) and will be exchanged for shares of Exelon common stock at the fixed exchange ratio. This assumption was made for purposes of presentation of the pro forma financial statements and may not be representative of the ultimate treatment of the NRG stock options as a result of the transaction. The information regarding the number of shares and weighted average exercise price per share was obtained from NRG’s publicly available information dated September 30, 2008. The calculation of the impact of the exercise of those stock options and exchange of the shares of NRG common stock subject to those stock options follows (in millions):

NRG options outstanding at September 30, 2008 at implied offer price of $26.43	$108
Less: NRG options at weighted average exercise price	106

Value of Exelon shares issued to NRG stock option holders	$2

Number of shares of Exelon stock to be issued	0.04

For purposes of estimating the purchase price, Exelon has assumed that, at the effective date of the acquisition, which for purposes of the pro forma balance sheet is September 30, 2008, 100% of the outstanding unvested restricted stock units and performance units will vest upon the change in control and will be exchanged for shares of Exelon common stock at the exchange ratio. This assumption was made for purposes of presentation of the pro forma financial statements and may not be representative of the ultimate treatment applied to the NRG restricted stock and performance units as a result of the transaction. The information regarding the number of shares of NRG common stock that are subject to such units and the weighted average price per share was obtained from NRG’s publicly available information at September 30, 2008. The actual number of shares of

NRG common stock that would be issued related to NRG’s long-term incentive plans may differ, and may be subject to adjustment upon the occurrence of an acquisition or other change in NRG’s structure, or other events. The calculation of the impact of the exchange of those unvested restricted stock and performance units follows (in millions except exchange ratio and stock price):

Unvested restricted stock and performance units outstanding at September 30, 2008	1.723
Exchange ratio	0.485

Number of shares of Exelon stock to be issued	0.836
Closing price of Exelon common stock	$54.50

Market value of Exelon stock to be issued	$46

It is possible that NRG share based payment award holders may receive awards of Exelon common stock in exchange for their NRG share based payment awards. In the event that such an exchange occurred, the share based payment awards given to NRG holders would have to be valued using a share based payment pricing model and the purchase price impact of NRG share based payment awards would be based on such a valuation. Because Exelon has not been able to perform any due diligence regarding the terms of the existing share based payment plans, the information available to determine how such an exchange would be effected is limited and no estimate of the potential impact of that alternative has been provided.

Note 3. Pro Forma Adjustments

The pro forma adjustments included in the pro forma financial statements are as follows:

Adjustments to pro forma financial statements

Adjustments to conform accounting policies - Exelon has not been able to perform any due diligence through which differences in accounting policies could be definitively identified. There may be differences in the accounting policies applied by the two companies that would impact the financial statements of the combined entity. Based on review of the disclosures in NRG’s Form 10-Q for the nine months ended September 30, 2008 and the Form 10-K for the year ended December 31, 2007, Exelon identified that there may be differences in accounting policies related to depreciation, gross versus net presentation of collateral, classification of interest for uncertain tax positions, calculation of asset retirement obligations and classification of emission allowances. Because Exelon has no information which would enable the estimation of any differences which may result from Exelon and NRG’s application of differing accounting policies, the extent of the adjustments that may be necessary is not known at this time and no pro forma adjustments have been recorded to conform accounting policies.

Adjustments to Pro Forma Condensed Combined Consolidated Statements of Operations

(a) Exelon and NRG historical presentation - Based on the amounts reported in the unaudited consolidated statement of operations of Exelon and NRG for the nine months ended September 30, 2008. Certain financial statement line items included in NRG’s historical presentation have been recast to corresponding line items as included in Exelon’s historical presentation and, in some cases, line items from Exelon’s historical presentation have been combined to conform presentations of the companies. These adjustments had no impact on the historical operating income or net income from continuing operations reported by Exelon or NRG.

(b) Exelon and NRG historical presentation - Based on the amounts reported in the audited consolidated statement of operations of Exelon and NRG for the year ended December 31, 2007. Certain financial statement line items included in NRG’s historical presentation have been recast to corresponding line items as included in Exelon’s historical presentation and, in some cases, line items from Exelon’s historical presentation have been combined to conform presentations of the companies. These adjustments had no impact on the historical operating income or net income from continuing operations reported by Exelon or NRG.

(c) Shares outstanding - Reflects the elimination of the NRG common stock offset by issuance of 123,051,030 shares of Exelon common stock. This share issuance does not consider that fractional shares will be paid in cash. The pro forma weighted average number of basic shares outstanding is calculated by adding Exelon’s weighted average number of basic shares of common stock outstanding for the nine months ended September 30, 2008 or the year ended December 31, 2007, as applicable, and the number of Exelon shares expected to be issued as a result of the acquisition. For purposes of the pro forma financial statements, Exelon has assumed that NRG’s 5.75% preferred stock will be converted to shares of NRG common stock and exchanged for shares of Exelon common stock and NRG’s 4% Convertible Perpetual Preferred Stock (“4% preferred stock”) will remain outstanding and not be converted to shares of NRG common stock. The converted shares are included in common shares for purposes of determining basic and diluted shares outstanding. Because of the limited publicly available information regarding the terms of NRG’s preferred stock, these assumptions may not reflect the actual treatment of the preferred stock in an acquisition.

NRG’s 3.625% Convertible Perpetual Preferred Stock (“3.625% preferred stock”) is assumed to be redeemed or repurchased for cash. As a result of the assumed conversion of the 5.75% preferred stock into shares of NRG common stock and the redemption or repurchase of the 3.625% preferred stock for cash, a pro forma adjustment to eliminate NRG’s historical preferred stock dividend has also been recorded in the pro forma statements of operations. The dividend distributions to preferred stockholders for the nine months ended September 30, 2008 and the year ended December 31, 2007 have been reduced by approximately $28 million and $38 million, respectively, representing the dividends associated with the preferred stock that was converted to Exelon common stock. The following table illustrates these computations (in millions):

Description	Nine months ended September 30, 2008	Year ended December 31, 2007
Basic:
Exelon weighted average common shares	658	670
Equivalent NRG common shares after exchange	113	114
Incremental shares attributable to pro forma adjustment for conversion of 5.75% preferred stock	9	9
NRG share based payment awards issued	1	1

Pro forma weighted average basic common shares	781	794

Diluted:
Exelon weighted average common shares	663	676
Equivalent NRG common shares after exchange	113	114
Incremental shares attributable to pro forma adjustment for conversion of 5.75% preferred stock	9	9
Incremental shares attributable to assumed conversion of 4% preferred stock	10	10
NRG share based payment awards issued	1	1

Pro forma weighted average diluted common shares	796	810

The dividends on the 4% preferred stock, classified within the pro forma interest expense adjustment, of $13 million and $17 million for the nine months ended September 30, 2008 and the year ended December 31, 2007, respectively, have been added back to net income available for common stockholders in the calculation of diluted earnings per share for all periods presented.

(d) Interest expense - Exelon currently anticipates that it may be necessary to refinance the majority of NRG’s existing long-term debt through the issuance of fixed rate bonds with a face value of approximately $7,695 million, an interest rate of 10% and a 10 year maturity. The majority of the proceeds will be used to repay NRG’s existing debt. Approximately $321 million of NRG’s outstanding long-term debt related to project financing and NRG’s capital leases are not expected to require refinancing as a result of the acquisition.

The elimination of interest expense on existing NRG long-term debt recognized in the pro forma adjustment excludes interest expense of $12 million and $22 million for the nine months ended September 30, 2008 and the year ended December 31, 2007, respectively, estimated to have been recorded in NRG’s historical financial statements related to NRG’s long-term debt that is not anticipated to be refinanced. In addition, the $45 million cash payment to early settle NRG’s interest in NRG Common Stock Fund I during the third quarter of 2008 was excluded from the pro forma interest expense adjustment. The pro forma adjustments required to eliminate the interest expense related to NRG’s existing debt are based on the amounts of interest expense and deferred financing costs set forth in NRG’s publicly available financial statements for the periods presented and do not reflect the impact of interest rate swaps or other instruments, if any, that could impact the pro forma adjustment.

Dividends related to NRG’s 4% preferred stock have been reclassified to interest expense, as under the proposed structure the preferred stock will be held at a subsidiary of Exelon.

The pro forma adjustments included in the pro forma statements of operations also reflect the interest expense that would be paid on the fixed rate bonds to be issued, as well as amortization of deferred financing fees related to those bonds. As the transaction is currently presented, Exelon expects to incur deferred financing fees of approximately $54 million with an amortization period of 10 years. As the acquisition progresses, it is possible that alternative financing strategies may be employed, including, but not limited to, retaining certain of NRG’s long-term debt structures that are currently in place. For example, if NRG’s $4.7 billion of long-term senior notes were retained at their current interest rates of 7.25% to 7.375%, rather than refinanced at the expected 10% interest rate, interest expense would be approximately $125 million lower than the amounts reflected on the pro forma financial statements on an annual basis.

Exelon expects that bridge financing will be required prior to finalization of the permanent debt arrangements. It is estimated that deferred financing fees of approximately $400 million will be incurred in association with the bridge financing and will be amortized over a period less than one year. As the bridge financing is a non-recurring cost, these fees have not been included in the pro forma statements of operations.

The increase to interest expense as a result of the pro forma adjustments is reflected in the following (in millions):

	Nine months ended September 30, 2008	Year ended December 31, 2007
Elimination of interest expense on existing NRG long-term debt to be refinanced	$(401)	$(601)
Elimination of deferred financing costs amortization and write-off	(22)	(66)
Dividends related to the 4% preferred stock	13	17
Interest expense on the bond issuance assuming interest rate of 10% with a term of 10 years	577	770
Amortization of deferred financing fees recorded in connection with the new permanent financing	4	5

Adjustment amount	$171	$125

Impact of 1/8 percent increase in assumed interest rate of 10%	$7	$10

(e) Operations and maintenance - Statement of Financial Accounting Standards No. 141 (revised), Business Combinations (“SFAS 141R”) which will be effective for Exelon on January 1, 2009, requires transaction costs to be expensed in the period incurred for transactions with an acquisition date on or after the effective date. The transaction costs are not reported in the pro forma statements of operations as they represent non-recurring costs.

(f) Income taxes - Adjustments, with the exception of the dividends on NRG’s 4% preferred stock included in interest expense, reflect the income tax effect of the pro forma adjustments, which have been calculated using a 40% rate, approximating statutory income tax rates.

(g) Sources and uses of funds – The pro forma financial statements assume that in connection with the acquisition Exelon will issue $7,695 million of 10% fixed rate bonds with a 10 year maturity. The pro forma adjustments reflect the use of proceeds from the fixed rate bond issuance to retire the majority of NRG’s outstanding long-term debt. Additionally, NRG has outstanding 3.625% preferred stock, recorded on NRG’s historical balance sheet at a liquidation value net of issuance costs of $247 million. The pro forma financial statements assume that the 3.625% preferred stock will be redeemed for cash at the par value of $250 million, as disclosed in NRG’s historical financial statements. This assumption was made for purposes of presentation of the pro forma financial statements and may not be representative of the ultimate treatment of NRG’s 3.625% preferred stock in an acquisition.

The pro forma financial statements assume a $22 million cash settlement of NRG Common Stock Fund II with proceeds from the fixed rate bond issuance. NRG made a cash payment of $45 million to early settle its interest in NRG Common Stock Fund I during the third quarter of 2008, according to information in NRG’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

Exelon expects to incur transaction costs of $153 million ($122 million net of tax), bridge loan commitment fees, deferred financing fees, and change of control premium payments of $47 million related to NRG’s outstanding senior notes. Approximately 50% of the $153 million of transaction costs are assumed deductible for purposes of determining uses of cash related to the acquisition.

The following table illustrates the estimated sources and uses of funds for the transaction as of September 30, 2008 (in millions):

Sources of funds:
NRG cash on hand as of September 30, 2008	$1,483
Issuance of new borrowings	7,695

Total source of funds	$9,178

Use of funds:
Payments to NRG 3.625% preferred shareholders	$250
Prepayment of existing long-term debt (including current maturities and change of control premium payments relating to the outstanding NRG senior notes, excluding capital leases and project financing)	7,749
Termination of NRG Common Stock Fund II	22
Exelon and NRG transaction costs, net of tax benefit of $31 million	122
Loan commitment fees for bridge financing	400
Deferred financing fees for permanent borrowings	54

Total use of funds:	$8,597

Actual amounts to be borrowed or converted in connection with the acquisition may differ significantly from the pro forma amounts set forth above. Factors which may influence the actual amount borrowed include, but are not limited to: (1) the cash flows of Exelon and NRG from the pro forma balance sheet date through the completion of the acquisition, (2) the contractual provisions of existing debt, equity and off-balance sheet agreements, (3) the actual purchase price paid and the form of consideration, (4) the pre-acquisition debt of each entity at the time of the acquisition and (5) the actual amount of fees and expenses incurred as a result of the acquisition. Additionally, the actual interest rate applicable to the borrowings made in connection with the acquisition will bear interest at a rate based on the then current creditworthiness of the combined company and the prevailing market conditions at the time of the acquisition (see note (d) for the impact of a 1/8% change in interest rates).

Without performing due diligence, Exelon is not able to determine whether NRG’s cash balances at September 30, 2008 are available to offset the cash requirements of the transaction. The pro forma balance sheet assumes that NRG’s cash and cash equivalents balance is available for use.

Adjustments to Pro Forma Condensed Combined Consolidated Balance Sheet

(h) Exelon and NRG historical presentation - Based on the amounts reported in the unaudited consolidated balance sheet of Exelon and NRG as of September 30, 2008. Certain financial statement line items included in NRG’s historical presentation have been recast to corresponding line items as included in Exelon’s historical presentation and, in some cases, line items from Exelon’s historical presentation have been combined to conform presentations of the companies. These adjustments had no impact on the historical total assets, liabilities or shareholders’ equity reported by Exelon or NRG.

(i) Cash - Reflects the net impact of repayment of the majority of NRG’s existing debt, including change of control premium payments of $47 million relating to the outstanding NRG senior notes, and redemption for cash of the 3.625% preferred stock (discussed at note (g)), the proceeds received from the issuance of fixed rate bonds, net of deferred financing fees of $54 million, payment for termination of NRG Common Stock Fund II, transaction costs (net of tax), and loan commitment fees for bridge financing. The decrease in the cash balance is shown in the following table (amounts in millions):

Issuance of new borrowings, net of deferred financing fees	$7,641
Payments to NRG 3.625% preferred shareholders	(250)
Prepayment of the majority of NRG long-term debt (including current maturities and change of control premium payments relating to the outstanding NRG senior notes, excluding capital leases and project financing)	(7,749)
Termination of NRG Common Stock Fund II	(22)
Exelon and NRG transaction costs (net of tax benefit of $31 million)	(122)
Loan commitment fees for bridge financing	(400)

$(902)

(j) Goodwill - Reflects the preliminary estimate of the allocation of the excess of the purchase price paid for the NRG assets acquired and liabilities assumed. Exelon management does not have information related to NRG’s business necessary to complete a purchase price allocation in accordance with GAAP. Actual amounts, determined on the basis of more detailed information, will differ from the amounts reflected in the pro forma financial statements. The estimated total purchase price of the transaction, based on the closing price of Exelon common stock on the NYSE on October 17, 2008, the last full trading day before Exelon made public its proposal to acquire NRG, and the excess of purchase price over the book values of the assets acquired and liabilities assumed is as follows (amounts in millions):

Purchase price	$6,706
Less: Net NRG assets acquired (including assumption of obligation for NRG 4% preferred stock and excluding NRG’s existing goodwill)	4,151

2,555
Plus: Cash paid for conversion premiums and termination of stock fund	72
Less: NRG existing goodwill	1,786

Pro forma goodwill adjustment	$841

(k) Debt - Exelon anticipates that it will be necessary to refinance the majority of NRG’s existing long-term debt and expects to issue fixed rate bonds at the close of the transaction. The pro forma financial statements assume that approximately $321 million of NRG’s existing long-term debt related to project financing and NRG’s capital leases are not expected to be refinanced. The following table illustrates the pro forma adjustments impacting long-term debt balances:

September 30, 2008
Exelon existing long-term debt (including maturities within one year, excluding amounts due to funding and financing trusts)	$11,114
NRG existing long-term debt (including maturities within one year and capital leases)	8,181
Prepayment of the majority of NRG existing long-term debt (excluding capital leases and project financing)	(7,702)
Issuance of new borrowings	7,695

Adjusted balance	$19,288

For purposes of presentation of the pro forma financial statements, the pro forma adjustment to eliminate the majority of NRG’s existing long-term debt does not consider any associated prepayment penalties, with the exception of the $47 million change of control premium payments relating to the outstanding NRG senior notes, or the write-off of deferred financing fees, as Exelon does not have access to the necessary information to determine whether there are prepayment penalties or the amount of deferred financing fees recorded by NRG. Exelon has recognized its estimate of deferred financing fees of $54 million related to the permanent financing as of the acquisition date for purposes of the pro forma financial statements. The pro forma balance sheet also reflects $400 million of commitment fees associated with assumed bridge financing.

(l) Equity - The pro forma balance sheet reflects the elimination of NRG’s historical equity balances, recognition of the issuance of new Exelon common shares and adjustments to retained earnings totaling $122 million (net of tax) for Exelon’s and NRG’s estimated transaction costs. These transaction costs are shown as an adjustment to retained earnings to reflect the impact of SFAS 141R (effective for Exelon on January 1, 2009), which will require that these costs be expensed. The 4% preferred stock has been reclassified to preferred securities of subsidiaries.

DESCRIPTION OF EXELON CAPITAL STOCK

The following summary of the terms of the capital stock of Exelon before and after the acquisition is not meant to be complete and is qualified by reference to Exelon’s Amended and Restated Articles of Incorporation and all applicable provisions of the Pennsylvania Business Corporation Law of 1988, as amended. Copies of Exelon’s Amended and Restated Articles of Incorporation are incorporated by reference and will be sent to shareholders of Exelon and NRG upon request. See “Where You Can Find More Information.”

Authorized Capital Stock

The total authorized shares of capital stock of Exelon consist of (1) 2,000,000,000 shares of common stock, without par value, and (2) 100,000,000 shares of preferred stock, without par value. At the close of business on September 30, 2008, 657,922,360 shares of Exelon common stock were issued and outstanding, and no shares of Exelon preferred stock were issued and outstanding.

Exelon Common Stock

Exelon Common Stock Outstanding. The outstanding shares of Exelon common stock are, and the shares of Exelon common stock issued pursuant to the offer and the subsequent merger will be, duly authorized, validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of Exelon common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Exelon preferred stock which Exelon may designate and issue in the future. Shares of Exelon common stock may be certificated or uncertificated, as provided by the Business Corporation Law of the Commonwealth of Pennsylvania.

Voting Rights. Each holder of Exelon common stock is entitled to one vote for each share held of record on all matters submitted to a vote of shareholders of Exelon and does not have cumulative voting rights. Accordingly, holders of a majority of the shares of Exelon common stock entitled to vote in any election of directors of Exelon may elect all of the directors standing for election.

Dividend Rights. The holders of Exelon common stock are entitled to receive dividends, if any, as may be declared by the Exelon board of directors out of funds legally available for the payment of dividends, subject to any preferential dividend rights of outstanding Exelon preferred stock and certain requirements of Pennsylvania law. Upon the liquidation, dissolution or winding up of Exelon, the holders of Exelon common stock are entitled to share pro rata in the net assets of Exelon available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Exelon preferred stock.

Preemptive Rights. Under its Amended and Restated Articles of Incorporation and applicable law, the holders of Exelon common stock have no preemptive right to subscribe for or purchase any shares or other securities of Exelon.

Exelon Preferred Stock

Exelon Preferred Stock Outstanding. As of the date of this prospectus/offer to exchange, no shares of Exelon preferred stock were issued and outstanding.

Blank Check Preferred Stock. Under its Amended and Restated Articles of Incorporation, the Exelon board of directors has the full authority permitted by Pennsylvania law to determine the voting rights, if any, and designations, preferences, limitations and special rights of any class or any series of any class of the preferred stock.

Transfer Agent and Registrar

BNY Mellon Shareowner Services is the transfer agent and registrar for the Exelon common stock.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Holders of shares of NRG common stock who validly tender their shares in the offer and do not withdraw such shares will receive shares of Exelon common stock following consummation of the offer. Upon completion of the second-step merger, all remaining outstanding shares of NRG common stock (other than shares for which appraisal rights are properly exercised and shares held by Exelon, NRG or any of their subsidiaries) will be converted into shares of Exelon common stock. NRG is organized under the laws of the State of Delaware and Exelon is organized under the laws of the Commonwealth of Pennsylvania. Accordingly, differences in the rights of holders of NRG capital stock and Exelon capital stock arise both from differences between their charters, bylaws and any certificates of designation and also from differences between Pennsylvania and Delaware law. As holders of Exelon common stock, your rights with respect thereto will be governed by Pennsylvania law, including the Pennsylvania Business Corporation Law of 1988 (the “PBCL”), as well as Exelon’s constituent documents. This section summarizes the material differences between the rights of NRG stockholders and the rights of Exelon shareholders.

The following summary is not a complete statement of the rights of shareholders of either of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the DGCL, the PBCL, and NRG’s and Exelon’s constituent documents, which you are urged to read carefully. Although the PBCL and the DGCL are similar in most respects, there are a number of differences between the two statutes, many (but not all) of which are summarized below. The PBCL refers to equity holders as “shareholders,” while the DGCL refers to equity holders as “stockholders.” In addition, there is a substantial body of case law in Delaware interpreting the corporation laws of that state. A comparable body of judicial interpretations does not exist in Pennsylvania such that there may be less certainty as to the outcome of matters governed by Pennsylvania corporation law than would be the case under Delaware corporation law. Copies of the companies’ constituent documents have been filed with the SEC. To find out where you can get copies of these documents, see the section captioned “Where You Can Find More Information.”

	Exelon Shareholder Rights	NRG Stockholder Rights
Corporate Governance:	The rights of holders of NRG common stock that receive Exelon common stock in the exchange offer or the second-step merger will be governed by the PBCL, Exelon’s Amended and Restated Articles of Incorporation and Exelon’s Amended and Restated Bylaws.	The rights of NRG stockholders are currently governed by the DGCL, NRG’s Amended and Restated Certificate of Incorporation and NRG’s Amended and Restated Bylaws.

Authorized Capital Stock:	The authorized capital stock of Exelon is set forth under “Description of Exelon Capital Stock—Authorized Capital Stock.”

The authorized capital stock of NRG consists of:

•     500,000,000 shares of common stock, par value $0.01 per share, 233,027,222 of which are issued and outstanding as of September 30, 2008; and

•     10,000,000 shares of preferred stock, par value $0.01 per share. As of September 30, 2008, the number of shares of preferred stock issued and outstanding are as follows: 420,000 shares of 4% convertible perpetual preferred stock (the “4% Preferred Stock”), 250,000 shares of 3.625% convertible perpetual preferred stock

	Exelon Shareholder Rights	NRG Stockholder Rights
(the “3.625% Preferred Stock”), and 2,000,000 shares of 5.75% mandatory convertible preferred stock (the “5.75% Preferred Stock”).

Preemptive Rights:	None.	None.

Common Stock	Each holder of Exelon common stock is entitled to one vote for each share held of record on all matters submitted to a vote of shareholders of Exelon, including director elections.	Subject to the rights of NRG’s preferred stockholders, each holder of NRG common stock is entitled to one vote for each share held of record on all matters submitted to a vote of shareholders of NRG, including director elections.

Preferred Stock:	Exelon has not issued any of its authorized preferred stock.

NRG has three outstanding series of preferred stock:

(1) The 5.75% Preferred Stock

(a) Dividend Preference

The holders of the 5.75% Preferred Stock are entitled to receive dividends when, as and if declared by NRG’s board of directors. The NRG board of directors may not declare a dividend on the NRG common stock, prior to paying all accrued, cumulated and unpaid dividends on the 5.75% Preferred Stock.

(b) Conversion

The 5.75% Preferred Stock will automatically convert into common stock on March 16, 2009 (the “Conversion Date”) at a rate that is dependent upon the applicable market value of NRG’s common stock.

Holders of shares of the 5.75% Preferred Stock may convert their shares at any time prior to March 16, 2009. NRG may elect to cause the conversion of all, but not less than all, of its 5.75% Preferred Stock outstanding at the minimum conversion rate of 8.2712 shares of NRG’s common stock for each share of the 5.75% Preferred Stock if the price of NRG’s common stock exceeds $45.375, for at least 20 trading days within a period of 30 consecutive trading days. However, NRG

Exelon Shareholder Rights	NRG Stockholder Rights

can cause conversion only if it pays the holders in cash an amount equal to any accrued, cumulated and unpaid dividends on the outstanding 5.75% Preferred Stock, whether or not declared, plus the present value of all remaining future dividends through March 16, 2009.

The holders of the 5.75% Preferred Stock have an option to cause the conversion earlier than the Conversion Date which is contingent upon a cash acquisition of NRG on or prior to March 16, 2009. It requires NRG to pay converting holders an amount equal to the sum of any cumulated and unpaid dividends, the present value of all remaining dividend payments through and including March 16, 2009 and shares of NRG common stock at a specified conversion rate determined by reference to the price per share of NRG’s common stock paid in such acquisition for each share of the outstanding 5.75% Preferred Stock. However, NRG may adjust its conversion obligation if such a transaction is consummated by a public acquirer, in lieu of providing for conversion and paying the dividend amount, such that upon conversion of the outstanding 5.75% Preferred Stock, NRG will deliver the acquirer’s common stock.

(c) Liquidation Preference

If NRG is liquidated, dissolved or wound up, after payment of debts and other liabilities by NRG, the holders of the 5.75% preferred stock are entitled to $250 per share, subject to certain adjustments.

(d) Voting Rights

Unless required by Delaware law or otherwise specifically provided in NRG’s constituent documents, the holders of the 5.75% Preferred Stock are not entitled to vote on any matter.

As long as any shares of the 5.75% Preferred Stock are outstanding, NRG will

Exelon Shareholder Rights	NRG Stockholder Rights

not, without the consent of at least two-thirds of the shares the holders of the 5.75% Preferred Stock then outstanding, voting as a class with all other series of preferred stock upon which like voting rights have granted, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) any of the provisions of the Amended and Restated Certificate of Incorporation to affect adversely the rights of the holders of 5.75% Preferred Stock, subject to certain exceptions.

If, at any time, dividends on the then outstanding shares of 5.75% Preferred Stock or any other class or series of NRG’s preferred stock have not been paid (or sufficient payment has not been set aside) for the equivalent of six consecutive quarters, the holders of the 5.75% Preferred Stock, voting together as a class with the holders of any series of securities that are entitled to similar voting rights, may enlarge the membership of the NRG board by two directors and appoint such directors at the first annual or special meeting of stockholders following the existence of such entitlement.

(2) The 4% Preferred Stock

(a) Dividend Preference

The holders of the 4% Preferred Stock are entitled to receive dividends when, as and if declared by NRG’s board of directors. The NRG board of directors may not declare a dividend on the NRG common stock, prior to paying all accumulated and unpaid dividends on the 4% Preferred Stock.

(b) Conversion

The holders of the 4% Preferred Stock have the option to convert the 4% Preferred Stock into shares of NRG common stock at any time. On or after December 20, 2009, NRG may redeem, subject to certain limitations, some or all of the 4% Preferred Stock with cash at a redemption price equal to 100% of the liquidation preference, plus

Exelon Shareholder Rights	NRG Stockholder Rights
accumulated and unpaid dividends, including liquidated damages, if any, to the redemption date.

If NRG is subject to a fundamental change, as defined in the Certificate of Designations for the 4% Preferred Stock, each holder of shares of the 4% Preferred Stock has the right, subject to certain limitations, to require NRG to purchase any or all of NRG’s shares of the 4% Preferred Stock at a purchase price equal to 100% of the liquidation preference, plus accumulated and unpaid dividends, including liquidated damages, if any, to the date of purchase. Final determination of a fundamental change must be approved by NRG’s board of directors.

(c) Liquidation Preference

If NRG is liquidated, dissolved or wound up, after payment of debts and other liabilities by NRG, the holders of the 4% preferred stock are entitled to $1,000 per share, subject to certain adjustments.

(d) Voting Rights

Each holder of the 4% Preferred Stock has one vote for each share of the 4% Preferred Stock held by the holder on all matters voted upon by the holders of NRG common stock, as well as voting rights specifically provided for in NRG’s constituent documents or as required by law.

The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding 4% Preferred Stock, voting separately as the voting rights class, will be required to issue, or increase the authorized number of, any class of senior stock, and amend, alter or repeal the Amended and Restated Certificate of Incorporation or the Certificate for the 4% Preferred Stock, whether by merger, consolidation or otherwise, that would amend, alter or affect adversely the rights of holders of the 4% Preferred Stock.

Exelon Shareholder Rights	NRG Stockholder Rights

If, at any time, dividends on the then outstanding shares of 4% Preferred Stock or any other class or series of NRG’s preferred stock have not been paid (or sufficient payment has not been set aside) for the equivalent of six consecutive quarters, the holders of the 4% Preferred Stock, voting together as a class with the holders of any series of securities that are entitled to similar voting rights, may enlarge the membership of the NRG board by two directors and appoint such directors at the first annual or special meeting of stockholders following the existence of such entitlement.

(3) The 3.625% Preferred Stock

(a) Dividend Preference

The holders of the 3.625% Preferred Stock are entitled to receive dividends when, as and if declared by NRG’s board of directors. The NRG board of directors may not declare a dividend on the NRG common stock, prior to paying all accumulated and unpaid dividends on the 3.625% Preferred Stock.

(b) Conversion

Each holder of shares of the 3.625% Preferred Stock has the option to convert the 3.625% Preferred Stock during the 90-day period beginning August 11, 2015. The holders tendering the 3.625% Preferred Stock for conversion shall be entitled to receive, for each share of the 3.625% Preferred Stock converted, $1,000 in cash and a number of shares of NRG common stock equal to the product of (a) the greater of (i) the difference between the average closing share price of NRG common stock on each of the 20 consecutive scheduled trading days starting on the date 30 exchange business days immediately prior to the conversion date, or the market price, and $29.54 and (ii) zero, and (b) 50.77. The number of shares of NRG common stock to be delivered under such conversion option is limited to 16,000,000 shares. If upon

Exelon Shareholder Rights	NRG Stockholder Rights
conversion, the market price is less than $19.69, then the holder will deliver to NRG cash or a number of shares of NRG common stock equal in value to the product of (i) $19.69 minus the market price, times (ii) 50.77. NRG may elect to make a cash payment in lieu of delivering shares of NRG common stock in connection with such conversion, and NRG may elect to receive cash in lieu of shares of common stock, if any, from the holder in connection with such conversion. If a fundamental change occurs, the holders will have the right to require NRG to repurchase all or a portion of the 3.625% Preferred Stock for a period of time after the fundamental change at a purchase price equal to 100% of the liquidation preference, plus accumulated and unpaid dividends.

(c) Liquidation Preference

If NRG is liquidated, dissolved or wound up, after payment of debts and other liabilities by NRG, the holders of the 3.625% preferred stock are entitled to $1,000 per share, subject to certain adjustments.

(d) Voting Rights

The certificate of designation for the 3.625% Preferred Stock is silent as to voting rights except that the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding 3.625% Preferred Stock, voting separately as the voting rights class, will be required to issue, or increase the authorized number of, any class of senior stock, and amend, alter or repeal the Amended and Restated Certificate of Incorporation or the Certificate for the 3.625% Preferred Stock, whether by merger, consolidation or otherwise, that would amend, alter or affect adversely the rights of holders of the 3.625% Preferred Stock.

	Exelon Shareholder Rights	NRG Stockholder Rights
Dividends:

Exelon’s Amended and Restated Articles of Incorporation provide that dividends may be declared and paid out of legally available funds so long as any dividends or distributions due to preferred shareholders have been paid or set aside.

Under Pennsylvania law, a dividend may not be made if, after giving effect to such dividend, either

•       the corporation would be unable to pay its debts as they become due in the usual course of its business; or

•       the total assets of the corporation would be less than the sum of its total liabilities plus (unless otherwise provided in its articles of incorporation) the amount that would be needed, were the corporation to be dissolved at the time the dividend is measured, to satisfy the preferential rights of shareholders with superior rights to those receiving the dividend.

The board of directors may base its determination that a dividend is not prohibited under the second bullet point on one or more of the following:

•       the book values of the assets and liabilities of the corporation;

•       a valuation that takes into consideration unrealized appreciation and depreciation or other changes in value of the assets and liabilities of the corporation;

•       the current value of the assets and liabilities of the corporation, either valued separately or in segments or as an entirety as a going concern; or

•       any other method that is reasonable in the circumstances.

Subject to Delaware law and the rights of NRG’s preferred stockholders, NRG’s board of directors may declare a dividend to holders of capital stock at any regular or special meeting. Dividends may be paid in cash, in property or in shares of the capital stock. Before the payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, determine proper as a reserve to meet contingencies, equalize dividends or maintain the corporation’s property or any other purpose.

Delaware law generally provides that a corporation may pay dividends to its stockholders either out of its surplus, or, if there is no surplus, out of its net profits for that or the preceding fiscal year. If the capital of the corporation has been diminished to an amount less the amount of capital represented by the stock having a preference on the distribution of assets, the corporation may not distribute profits as dividends until the deficiency is repaired. In ascertaining the value and amount of assets, liabilities and/or net profits or any other facts pertinent to the existence and amount of surplus, a director may rely, in good faith, on: (1) the records of the corporation and (2) information presented to the corporation by its officers, employees or any person who has been selected with due care by the corporation to provide such advice, so long as it is a matter within that person’s professional or expert competence.

Inspection Rights:

Pennsylvania law provides that every shareholder has a statutory right to inspect the share register, books and records of accounts of a corporation and to make copies therefrom for a proper purpose during the usual hours for business upon

submitting a written verified demand

NRG’s Amended and Restated Bylaws provide that the board of directors has power from time to time to determine to what extent and at what times and places and under what conditions and regulations the accounts and books of the corporation, or any of them, shall be open to the

	Exelon Shareholder Rights	NRG Stockholder Rights

stating such purpose. If a corporation refuses to permit inspection or does not reply to the demand within five business days of receiving a demand, the shareholder may apply to the court for an order to enforce his or her demand. A proper purpose is any purpose reasonably related to the person’s interest as a shareholder of a corporation.

inspection of the stockholders, and no stockholder shall have any right to inspect any account or book or document of the corporation, except as conferred by the laws of the State of Delaware, unless and until authorized to do so by resolution of the board of directors or of the stockholders of NRG.

Under Delaware law, a stockholder of a corporation has the right, for any proper purpose, to demand to inspect during usual business hours, in person or by agent or attorney, the minutes of the proceedings of the corporation’s stockholders and its record of stockholders. Irrespective of the period such stockholder has held his or her stock or the amount of stock such stockholder holds, a court may, upon proof of proper purpose, compel production for examination by the stockholder a corporation’s books and records of account, minutes and record of stockholders.

Number of Directors:	The board of directors of Exelon currently consists of fifteen directors. Exelon’s Amended and Restated Articles provide that the number of directors shall be determined by resolution of a majority of the directors, except as otherwise provided in the terms of preferred stock. The Amended and Restated Articles of Incorporation provide that except as provided in the express terms of any class or series of preferred stock with respect to the election of directors upon the occurrence of a default in the payment of dividends or in the performance of another express requirement of the terms of such preferred stock, from and after the 2008 annual meeting of the shareholders, the directors will be elected annually, for a one-year term expiring at the next annual meeting of the shareholders; provided that any director who was elected prior to the 2008 annual meeting of the shareholders for a term that extends until after the 2008 annual meeting of the shareholders will not be required to stand for election and will continue as a director, until the annual meeting at which the director’s term expires.	The board of directors of NRG currently consists of twelve directors. The directors are divided into three classes, each class consisting as nearly as possible of one-third of the total number of directors. Directors are elected for three-year terms, with one class of directors up for election each year. Under NRG’s Amended and Restated Certificate of Incorporation, subject to any rights of the holders of any series of preferred stock to elect additional directors under specified circumstances, the number of directors which shall constitute the board of directors shall initially be eleven and, thereafter, may be enlarged to up to fifteen by the affirmative vote of a majority of the total number of directors then in office or may otherwise be enlarged with the approval of the holders of at least a majority of the shares of NRG common stock then outstanding, and may be reduced by resolution adopted by the affirmative vote of a majority of the total number of directors then in office. Newly created directorships resulting from an increase in the size of the board of directors may be

	Exelon Shareholder Rights	NRG Stockholder Rights
filled by the affirmative vote of a majority of the total number of directors then in office or by vote of the stockholders.

Nomination of Directors for Election:

Exelon’s Amended and Restated Bylaws provide that nominations for directors may be made at meetings by the board of directors of Exelon or by a shareholder who complies with the notice procedures in Exelon’s Amended and Restated Bylaws. All nominations for election of directors, whether or not the proposed nomination is to be included in the corporation’s proxy statement, shall be made in accordance with such procedures. A shareholder who nominates a director must be entitled to vote for the election of directors and be present, in person or by proxy, at the annual meeting.

The notice procedure in Exelon’s Amended and Restated Bylaws requires that a shareholder’s notice must be given timely and in proper written form to Exelon’s secretary. In order to nominate one or more persons for election as a director, a shareholder must comply with the notice requirements and no action of the corporation, including without limitation, the provision of the notice to the shareholders or the delivery or filing of a proxy statement by the corporation, will be deemed to satisfy this requirement for any shareholder or nomination. In order to be timely, the notice must be delivered to or mailed and received at Exelon’s principal executive offices:

•       not less than 120 days prior to the date the proxy statement was first mailed to shareholders in connection with the prior year’s annual meeting; or

•       not later than the close of business on the tenth day following public announcement of the date of the annual meeting if public announcement of the annual meeting is not made at least 75 days prior to the annual meeting date.

NRG’s Amended and Restated Bylaws provide nominations of persons for election to the board of directors may be made at a meeting of stockholders (i) by or at the direction of the board of directors or (ii) by any stockholder of NRG who was a stockholder of record at the time of giving of notice provided for in the Bylaws, who is entitled to vote generally in the election of directors at the meeting and who shall have complied with the notice procedures set forth in NRG’s Amended and Restated Bylaws. A stockholder seeking to nominate a person to serve as a director must also comply with all applicable requirements of the Exchange Act.

The notice procedure in NRG’s Amended and Restated Bylaws requires that a stockholder’s notice must be given timely and in proper written form to NRG’s secretary. In order to be timely, the notice must be delivered to or mailed and received at the principal executive offices of NRG not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by NRG). Notwithstanding the foregoing, in the event that the number of directors to be elected is increased and there is no public announcement by NRG naming the nominees for the additional directorships at least 100 days prior to the first anniversary

Exelon Shareholder Rights	NRG Stockholder Rights
To be in proper written form, the notice must include, among other things, information on the nominating shareholder, information regarding the nominee required by the proxy rules of the SEC, a representation as to whether the shareholder giving the notice intends to deliver a proxy statement to the other shareholders of the corporation, a representation by (a) the shareholder giving the notice, (b) the beneficial owner or any other persons on whose behalf the notice is giving and (c) each nominee, providing that such person does not and will not have any undisclosed voting commitments or other arrangements with respect to a nominee’s actions as a director and a representation that the nominee meets the criteria for “independence” under applicable NYSE listing standards or other corporate governance principles approved by the board of directors. The notice also must be accompanied by a signed consent of the proposed nominee to serve as a director if elected and to be bound by the “Qualification and Selection of Directors” and “Number and Term of Office” sections of Exelon’s Amended and Restated Bylaws and a description of all arrangements or understandings between the nominee and the nominating shareholder.

of the preceding year’s annual meeting, a stockholder’s notice shall be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the secretary at the principal executive offices not later than the close of business on the 10th day following the day on which such public announcement is first made by NRG.

To be in proper written form, the notice must include, among other things, (a) information regarding the nominee required by the proxy rules of the SEC, the nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and (b) as to the stockholder giving the notice, a representation that the stockholder is a holder of record of stock of NRG entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose nomination, and a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends to deliver a proxy statement to holders of at least the percentage of NRG’s outstanding capital stock required to elect the nominee and/or to solicit proxies from stockholders in support of such proposal or nomination. The notice requirements are deemed satisfied by a stockholder if the stockholder has notified NRG of his or her intention to present a proposal at an annual meeting in compliance with the proxy rules of the SEC and such stockholder’s proposal has been included in a proxy statement that has been prepared by NRG to solicit proxies for such annual meeting.

	Exelon Shareholder Rights	NRG Stockholder Rights
Election of Directors:

Exelon’s Amended and Restated Bylaws provide that, except as required by the terms of any preferred stock, directors are elected by the shareholders only at an annual meeting of the shareholders. In an election of directors, where the board of directors determines that the number of nominees exceeds the number of directorships to be filled, the directors shall be elected by a plurality of the votes cast, even if the number of nominees does not exceed the number of directorships to be filled at the time of any meeting for such election. If in an election of directors in which the number of nominees does not exceed the number of directors to be elected, any nominee who is not an incumbent director receives a plurality of the votes cast but does not receive a majority of the votes cast, the resignation of such nominee will be automatically accepted. If the nominee is an incumbent director who is standing for re-election and such nominee receives a plurality of the votes cast but does not receive a majority of the votes cast, the committee of the board authorized to nominate candidates for election to the board will make a recommendation to the board on whether to accept the director’s resignation or whether other action should be taken. The director not receiving a majority of the votes cast will not participate in the committee’s recommendation or the board’s decision regarding the tendered resignation. The independent members of the board will consider the committee’s recommendation and publicly disclose the board’s decision and the basis for that decision within 90 days from the date of the certification of the final election results. If less than two members of the committee are elected at a meeting for the election of directors, the independent members of the board who were elected shall consider and act upon the tendered resignation.

The holders of shares of Exelon common stock are entitled to cast one vote for each share of common stock held.

NRG’s Amended and Restated Certificate of Incorporation provides that directors shall be elected by a plurality of the votes of the shares entitled to vote in the election of directors present in person or represented by proxy at the meeting of the stockholders at which directors are elected.

Under Delaware law, the Amended and Restated Certificate of Incorporation may provide that at elections of directors, each holder of stock or of any class or classes of stock shall be entitled to as many votes as equal the number of votes which the holder would be entitled to cast for the election, based on the number of shares, multiplied by the number of directors to be elected, and that the holder may cast all of such votes for a single candidate or distribute them among the candidates. NRG’s Amended and Restated Certificate of Incorporation does not specifically provide for cumulative voting, instead providing that each holder of stock shall have one vote for each share on all matters.

	Exelon Shareholder Rights	NRG Stockholder Rights
Under Pennsylvania law, unless the articles of incorporation provide otherwise, shareholders have the right to multiply the number of votes to which they may be entitled to vote by the number of directors to be elected, and they may cast the whole number of their votes for one candidate or distribute them among the candidates. Exelon’s Amended and Restated Articles of Incorporation state that Exelon’s shareholders shall not have such right to cumulate their votes for the election of directors.

Vacancies on the board of directors:

Exelon’s Amended and Restated Bylaws provide that, except as provided in the terms of the preferred stock, vacancies of the board of directors and newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority vote of the directors then in office, even if less than a quorum. If the board of directors fills any vacancy, the new director serves until the next annual meeting of shareholders and until a successor has been elected and qualified or until his or her earlier death, resignation or removal.

Any director may resign at any time upon written notice to the corporation. Each director who is nominated to stand for election shall tender an irrevocable resignation in advance of the meeting for the election. Such resignation will be effective if the director does not receive a majority vote at the next meeting of the election of directors and in the case of an incumbent director, the board accepts the resignation.

When one or more directors resign from the board effective at a future date, the directors then in office, including those who have so resigned, shall have power by the applicable vote to fill the vacancies, the vote to take effect when the resignations become effective.

NRG’s Amended and Restated Certificate of Incorporation provides that newly created directorships resulting from any increase in the total number of directors may be filled by the affirmative vote of a majority of the total number of directors then in office or by vote of the stockholders. Subject to the preceding sentence and subject to the rights of the holders of any series of preferred stock to remove directors and fill the vacancies thereby created (as specified in any duly authorized certificate of designation of any series of preferred stock), vacancies occurring on the board of directors for any reason may be filled by vote of a majority of the remaining members of the board of directors, although less than a quorum, at any meeting of the board of directors. A person so elected by the board of directors to fill a vacancy shall hold office until the next election of the class for which such directors shall have been chosen and until his or her successor shall have been duly elected and qualified.

	Exelon Shareholder Rights	NRG Stockholder Rights
Removal of Directors:

Under Pennsylvania law, directors may be removed from office without assigning any cause by vote of the shareholders entitled to elect directors, unless otherwise provided in a bylaw adopted by the shareholders. Exelon’s Amended and Restated Bylaws state that the entire board or any individual director may be removed from office by the majority vote of shareholders then entitled to vote at an election of directors only for cause.

Exelon’s Amended and Restated Bylaws also provide that a director may be removed from office by the board of directors if such director has been judicially declared of unsound mind or has been convicted of an offense punishable by imprisonment for a term of more than one year or if, within 60 days after notice of such director’s selection to the board, the director does not accept the office either in writing or by attending a meeting of the board of directors.

NRG’s Amended and Restated Certificate of Incorporation provides that, subject to the rights, if any, of the holders of any series of preferred stock to remove directors (with or without cause) and fill the vacancies thereby created (as specified in any duly authorized certificate of designation of any series of preferred stock), no director may be removed from office except for cause and with the affirmative vote of the holders of a majority of the shares of common stock then outstanding.

Notwithstanding the foregoing, if the holders of any class or series of capital stock are entitled by the provisions of NRG’s Amended and Restated Certificate of Incorporation (including any duly authorized certificate of designation of any series of preferred stock) to elect one or more directors, such director or directors so elected may be removed with or without cause by the vote of the holders of a majority of the outstanding shares of that class or series entitled to vote.

Notice of Meetings of Shareholders:	Exelon’s Amended and Restated Bylaws provide that written notice of the place, time and purpose of every meeting of shareholders be given to each shareholder of record and entitled to vote not less than five nor more than 90 calendar days prior to the date of the meeting, either personally, by mail, telegram, facsimile or telegraph.	Delaware law provides that written notice of the time, place and purpose or purposes of every meeting of stockholders must be given not less than 10 or more than 60 days before the date of the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, postage prepaid, addressed to the stockholder at his, her or its address as the same appears on the records of the corporation.

Record Date for Determining Rights of Shareholders:	Exelon’s Amended and Restated Bylaws provide that the board of directors may fix in advance a date, not more than 90 calendar days prior to the date of such meeting, as a record date for determining the shareholders entitled to notice of, and to vote at, any meeting of shareholders.	NRG’s Amended and Restated Bylaws provide that the board of directors may fix in advance a date, not more than 60 days nor less than 10 business days before the date of such meeting, as a record date for determining the stockholders entitled to notice of, and to vote at, any meeting of stockholders. If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given.

	Exelon Shareholder Rights	NRG Stockholder Rights
Quorum of Shareholders:	Exelon’s Amended and Restated Bylaws provide that, except as otherwise provided in the terms of the preferred stock, the presence of shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast on a particular matter at the meeting constitutes a quorum. Shares owned by Exelon, directly or indirectly, are not counted in determining the total number of shares outstanding for quorum purposes.	NRG’s Amended and Restated Bylaws provide that the holders of a majority of the outstanding shares of capital stock entitled to vote at the meeting of stockholders, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders, except as otherwise provided by the DGCL. When a specified item of business requires a vote by the holders of a class or series of shares of capital stock voting as a class or series, the holders of a majority of the shares of such class or series shall constitute a quorum (as to such class or series) for the transaction of such item of business, except as otherwise provided by the DGCL.

Call of Special Meeting of Directors:

Exelon’s Amended and Restated Bylaws allow the chairman of the board, the chief executive officer or by two or more of the directors to call a special meeting of directors.

Notice of every special meeting of the board of directors shall be given to each director by telephone or in writing at least 24 hours (in the case of notice by telephone, telex, TWX, facsimile or other electronic transmission) or 48 hours (in the case of notice by telegraph, courier service or express mail) or five days (in the case of notice by first class mail) before the time at which the meeting is to be held.

NRG’s Amended and Restated Bylaws provide that special meetings of the board of directors may be called by the chief executive officer of the corporation, the most senior executive officer of the corporation (if there is no chief executive officer) or at least three directors then in office, on at least 24 hours’ notice to each director, such notice delivered either personally, by telephone, by mail, by telecopy or by other means of electronic transmission (notice by mail shall be deemed delivered three days after deposit in the U.S. mail).

Indemnification of Directors:

Exelon’s Amended and Restated Bylaws include indemnification provisions under which Exelon is required to indemnify, to the fullest extent permitted under Pennsylvania law, each person made, threatened to be made or otherwise involved in, any claim, action, suit or proceeding as a result of being or having been a director or officer, of Exelon, or serving or having served as a director, officer, employee or agent to another entity at Exelon’s request, so long as such proceeding was authorized by the board of directors of Exelon.

Exelon is required to pay, in advance, any expenses a person entitled to indemnification incurs in defending any such claim, action or proceeding;

NRG’s Amended and Restated Certificate of Incorporation and NRG’s Amended and Restated Bylaws include indemnification provisions under which NRG is required to indemnify, to the fullest extent permitted under the DGCL, any person made, or threatened to be made, a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative (including involvement as a witness) by reason of being or having been a director, officer of NRG or a wholly-owned subsidiary of NRG or, while a director, officer or employee of NRG or a wholly-owned subsidiary of NRG, is or was serving at the request of NRG or a wholly-owned subsidiary of NRG as a director, officer, employee, partner, member, manager, trustee, fiduciary

	Exelon Shareholder Rights	NRG Stockholder Rights

provided that if the PBCL so requires, Exelon obtains an undertaking by such person to repay all amounts so advanced if it is ultimately determined by final judicial decision that such person is not entitled to indemnification.

These indemnity provisions survive repeal or amendment for claims arising out of periods in which the provisions were effective.

Exelon’s Amended and Restated Articles of Incorporation and Amended and Restated Bylaws include a provision eliminating the personal liability of directors to the fullest extent permitted by the PBCL. Under the PBCL, personal liability is not eliminated for breaches of fiduciary duties that constitute self-dealing, willful misconduct or recklessness, pursuant to any criminal statute or for the payment of any taxes under federal, state or local law.

manager, trustee, fiduciary or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other entity or enterprise, including service with respect to an employee benefit plan. NRG is required to indemnify all expense, liability and loss reasonably incurred or suffered by such indemnitee and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee, partner, member, manager, trustee, fiduciary or agent and shall inure to the benefit of the person’s heirs, executors and administrators. Indemnification shall be a contract right and shall include the obligation of NRG to pay the expenses incurred in defending any such proceeding in advance of its final disposition. However, NRG is not required to indemnify any such person in connection with a proceeding initiated by such person except to the extent such proceeding was authorized in writing by the board of directors of the corporation.

Call of Special Meetings of Shareholders:

Exelon’s Amended and Restated Bylaws provide that a special meeting of Exelon’s shareholders may be called at any time by resolution of the board of directors of Exelon or as provided in the terms of its preferred stock. The date fixed for the special meeting of shareholders must not be more than 60 days after the board resolution calling the special meeting.

Written notice must be given to each shareholder of record entitled to vote not less than five nor more than 90 days before the date of the special meeting and shall specify the general nature of the business to be transacted.

Under Pennsylvania law, the shareholders of a registered corporation such as Exelon are not entitled by statute to call a special meeting of the shareholders. Neither Exelon’s Amended and Restated Articles of Incorporation nor Exelon’s Amended and Restated Bylaws give shareholders the right to call a special meeting.

NRG’s Amended and Restated Certificate of Incorporation provides that, except as otherwise required by law, special meetings of stockholders of the corporation may be called only by the board of directors pursuant to a resolution adopted by the affirmative vote of the majority of the total number of directors then in office, by the chief executive officer of the corporation or, if there is no chief executive officer, by the most senior executive officer of the corporation.

Delaware law provides that written notice of the time, place and purpose or purposes of every meeting of stockholders must be given not less than 10 or more than 60 days before the date of the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, postage prepaid, addressed to the stockholder at his, her or its address as the same appears on the records of the corporation.

	Exelon Shareholder Rights	NRG Stockholder Rights
Shareholder Proposals:

Exelon’s Amended and Restated Bylaws provide that a shareholder may bring business before an annual meeting, provided timely written notice of such shareholder’s intention to make a proposal is given and is in proper form, whether or not the proposed business is to be included in the corporation’s proxy statement.

To be timely, the notice must be addressed to Exelon’s secretary at the principal executive officers and received by the secretary:

•       not less than 120 days prior to the date the proxy statement was released to shareholders in connection with the preceding year’s annual meeting; or

•       not later than the close of business on the tenth day following public announcement of the date of the annual meeting if public notice of the annual meeting is not made at least 75 days prior to the annual meeting date. To be in proper form, the notice must set forth:

•       a description in reasonable detail of the business desired to be brought and the reasons for conducting such business;

•       the name and record address of the shareholder proposing the business and of the beneficial owner, if any, on whose behalf the proposal was made;

•       the class and number of shares and any other ownership interests, including derivatives, hedged positions and other economic or voting interests in the corporation that are owned beneficially and of record by the shareholder proposing such business or by the beneficial owner, if any, on whose behalf the proposal is made;

•       any material interest of the shareholder proposing such business and the beneficial owner, if any, on whose behalf the proposal is made, in such proposal; and

NRG’s Amended and Restated Bylaws provide that a stockholder who is a stockholder of record of the corporation and who is entitled to vote at the meeting may bring business before an annual meeting, provided that timely written notice is delivered to the secretary of the corporation and it is in proper form.

In order to be timely, the notice must be delivered to or mailed and received at the principal executive offices of NRG not later than the close of business on the 90 th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by NRG).

To be in proper written form, the notice must include, among other things, (a) information as to any business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws and the language of the proposed amendment), and the reasons for conducting such business at the meeting; and (b) as to the stockholder giving the notice, a representation that the stockholder is a holder of record of stock of NRG entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business, a representation whether the stockholder or

	Exelon Shareholder Rights	NRG Stockholder Rights

•       a representation as to whether such shareholder intends to deliver a proxy statement regarding such matters to the other shareholders of the corporation.

•       Additionally, Exelon’s Amended and Restated Bylaws require shareholders to comply with the applicable requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder.

the beneficial owner, if any, intends or is part of a group which intends to deliver a proxy statement to holders of at least the percentage of NRG’s outstanding capital stock required to approve or adopt the proposal. The notice requirements are deemed satisfied by a stockholder if the stockholder has notified NRG of his or her intention to present a proposal at an annual meeting in compliance with the proxy rules of the SEC and such stockholder’s proposal has been included in a proxy statement that has been prepared by NRG to solicit proxies for such annual meeting.

Shareholder Action by Written Consent:	Exelon’s Amended and Restated Bylaws provide that, except as otherwise provided in the terms of any preferred stock, or when shareholders act by unanimous consent to remove a director or directors, the shareholders may only act at a duly organized meeting.	NRG’s Amended and Restated Certificate of Incorporation provides that, subject to the rights of holders of any series of preferred stock to act by written consent as specified in any duly authorized certificate of designation of any series of preferred stock, the stockholders of the corporation may not take any action by written consent in lieu of a meeting, and must take any actions at a duly called annual or special meeting of stockholders and the power of stockholders to consent in writing without a meeting is specifically denied.

Appointment and Removal of Officers:	Exelon’s Amended and Restated Bylaws provide that the officers be chosen by the board of directors. Officers will hold their offices at the discretion of the board of directors until death, resignation or removal with or without cause and will have authority and perform such duties as provided by resolutions or orders of the board of directors, or in the absence of controlling provisions in the resolutions or orders, as set forth in Exelon’s Amended and Restated Bylaws. Any vacancy occurring in any office will be filled by the board of directors or by the officer or committee to which power to fill such office has been delegated.

NRG’s Amended and Restated Bylaws provide that the officers shall be elected annually by the board of directors at its first meeting held after each annual meeting of stockholders or as soon thereafter as convenient. Vacancies may be filled or new offices created and filled at any meeting of the board of directors. Each officer shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.

NRG’s Amended and Restated Bylaws provide that any officer or agent elected by the board of directors may be removed by the board of directors at its discretion, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

	Exelon Shareholder Rights	NRG Stockholder Rights
Dissenters’ Rights	Under Pennsylvania law, a shareholder may dissent from, and receive payment of the fair value of its shares in the event of certain mergers, consolidations, share exchanges, asset transfers and corporate divisions. However, no dissenters’ rights are available with respect to shares which, at the applicable record date, were either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the NASD or held beneficially or of record by more than 2,000 shareholders, unless the shares are of a preferred or special class and the terms of transaction do not require for the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of such class or series.	Under Delaware law, no dissenters’ or appraisal rights are available in connection with the offer. Dissenters’ or appraisal rights may be available in the second-step merger.

Business Combination and Fair Price Provisions:

Under Pennsylvania law, Exelon is prohibited from engaging in a “business combination” with an interested shareholder (a person owning at least 20% of the voting power of a corporation) for five years after such shareholder becomes an interested shareholder, unless:

•       the board of directors of Exelon approved the business combination prior to the time such shareholder became an interested shareholder or approved the transaction in which the interested shareholder became an interested shareholder prior to the time of such transaction;

•       the business combination is approved by the affirmative vote of a majority of the shares held by disinterested shareholders, at a meeting called for such purpose no earlier than three months after the date the interested shareholder became an 80% shareholder if the price paid to all shareholders meets the fair price criteria established by the statutory provisions;

•       the holders of all the outstanding shares of common stock approve the business combination; or

Under Delaware law, a corporation is prohibited from engaging in a business combination with an interested stockholder (a person or group of affiliates owning at least 15% of the voting power of a corporation) for a period of three years after such interested stockholder became an interested stockholder unless (a) before the stockholder became an interested stockholder, the corporation’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

	Exelon Shareholder Rights	NRG Stockholder Rights

•       it is approved by the affirmative vote of all of the holders of all of the outstanding common shares entitling such holders to cast a majority of the votes that all shareholders would be entitled to cast in an election of directors, not including any voting shares beneficially owned by the interested shareholder or any affiliate or associate of the interested shareholder, at a meeting called for such purpose no earlier than five years after the interested shareholder became an interested shareholder.

Upon the expiration of the five year period, the corporation may engage in the business combination if it is approved by a majority of shares held by disinterested shareholders at a meeting called for the purpose of approving such combination or by a majority of shares held by all shareholders if the fair price criteria are met.

(c) at or subsequent to the time the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder at an annual or special meeting of the corporation.

Control Transactions and Share Acquisitions:

Under Pennsylvania law, Exelon’s shareholders may demand that any person or group that acquires at least 20% of the outstanding voting stock of Exelon purchase such demanding shareholder’s stock at its fair value. Fair value is defined as a value not less than the highest price paid per share by the controlling person at any time during the 90-day period ending on the date the person acquired 20% of the voting stock, plus an increment representing any value that may not be reflected in such price.

Under Pennsylvania law, shares of Exelon stock acquired in a “control share acquisition” have no voting rights unless their voting rights are restored by the affirmative vote of a majority of (1) all shares held by disinterested shareholders and (2) all the voting shares of the corporation at a special meeting called for such purpose within 50 days from the delivery of an information statement from the acquiring person to the corporation, or at an annual meeting of the shareholders. A “control share acquisition” is defined as an

None.

	Exelon Shareholder Rights	NRG Stockholder Rights

acquisition by a person of shares of a corporation that would, when added to all voting power of the person, result in such person acquiring for the first time voting control over 20%, 33 1/3% or 50% or more of the outstanding shares of the corporation. Where such control-share approval has been obtained, Pennsylvania law (1) mandates severance compensation for eligible employees who are terminated within 90 days before the control-share approval if such termination was pursuant to an agreement with the acquiring person or within 24 months after the control-share approval period and (2) requires the continuation of certain labor contracts relating to business operations owned by a registered corporation at the time of the control-share approval.

Anti-Green Mail:	Pennsylvania law permits a corporation to recover any profit realized by any interested shareholder (a person or group that acquires voting control of at least 20% of the corporation) pursuant to a disposition of stock within 18 months after the person became an interested shareholder if the stock was acquired within two years prior to or 18 months subsequent to the time such person became an interested shareholder.	None.

Transactions With Interested Shareholders:	Pennsylvania law requires certain transactions (including mergers) with “interested shareholders” to be approved by a majority of the disinterested shareholders, unless the transaction is (1) approved by a majority of the disinterested directors, (2) one in which the consideration to be received by shareholders is not less than the highest amount paid by the interested shareholder in acquiring the interested shareholder’s shares or (3) a merger where a party to the merger owns 80% or more of the stock of another party to the merger and is effected by the board of directors without shareholder approval as permitted under the PBCL. “Interested shareholder” is defined as a shareholder who is a party to the transaction or who is treated differently from other shareholders and any person or group of persons that is acting jointly or in concert with the interested shareholder.	See discussion of Delaware “business combination and fair price provisions” above.

	Exelon Shareholder Rights	NRG Stockholder Rights
Amendment to Charter and Bylaws:

Under Pennsylvania law, Exelon’s Amended and Restated Articles of Incorporation may be amended by the majority vote of all shareholders entitled to vote and, if any class or series is entitled to vote as a class, the majority vote of each such class. Under certain circumstances, Exelon’s Amended and Restated Articles of Incorporation may be amended by the board of directors without shareholder approval, such as where (1) the amendment is restricted to changing the corporate name or adding, changing or eliminating the par value of any class or series of shares if the par value does not have any substantive effect under the terms of that or any other class or series of shares or (2) the corporation has only one class of voting shares outstanding, does not have any class of shares outstanding that is convertible into, junior to, or entitled to participate in contributions with those voting shares and the sole purpose of the amendment is to increase the number of authorized shares to effectuate a stock dividend or stock split.

Exelon’s Amended and Restated Bylaws may be amended or repealed by the board of directors, other than provisions that the PBCL specifies may only be adopted by shareholders or provisions adopted by shareholders that provide that such provisions may not be amended or repealed by the board of directors.

NRG’s Amended and Restated Certificate of Incorporation provides that, notwithstanding any other provisions of the Amended and Restated Certificate of Incorporation or any provisions of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of the capital stock required by law or the Certificate of Incorporation (including any duly authorized certificate of designation of any series of preferred stock), the affirmative vote of the holders of at least two-thirds (2/3) of the combined voting power of all of the then outstanding shares of NRG eligible to be cast in the election of directors generally shall be required to alter, amend or repeal or Articles Nine (Indemnification), Ten (Directors), Twelve (Shareholders’ Actions by Written Consent) and Thirteen (Amendment of Certificate of Incorporation). The Certificate of Incorporation is silent on amendment on other provisions of the Certificate. Under Delaware law, a proposed amendment to a corporation’s certificate of incorporation after receipt by the corporation of payment for stock requires approval by its board of directors and an affirmative vote of a majority of the votes cast by the holders of shares entitled to vote on the amendment, unless a specific provision of Delaware law or the corporation’s certificate of incorporation provides otherwise.

NRG’s Amended and Restated Bylaws provide that any repeal or modification of Article V (Indemnification) of the Bylaws shall not adversely affect any right or protection of any indemnitee in respect of any act, omission or condition existing or event or circumstance occurring prior to the time of such repeal or modification. In addition, the Bylaws expressly grant the board of directors the authority to make, alter, amend, change, add to or repeal these Bylaws by the affirmative vote of a majority of the total number of directors then in office, subject to further action by stockholders. Any alteration or repeal of

	Exelon Shareholder Rights	NRG Stockholder Rights
these Bylaws by the stockholders shall require the affirmative vote of a majority of the combined voting power of the then outstanding shares of the corporation entitled to vote on such alteration or repeal.

Fundamental Corporate Transactions	Under Pennsylvania law, certain fundamental corporate transactions, such as mergers, sales of substantially all assets and dissolutions, may be effected by the affirmative vote of a majority of the votes actually cast by the shareholders entitled to vote thereon and, therefore, are generally less difficult to consummate than under Delaware law.	Under Delaware law, the approval of the holders of a majority of the outstanding stock entitled to vote on the matter is required in order to effect certain fundamental corporate transactions, such as mergers, sales of substantially all assets and dissolution of a corporation.

Shareholder Rights Plan:	None.	None.

Constituencies Statutes

Pennsylvania law provides that boards of directors, committees of the board and individual directors may, in considering the best interests of the corporation, consider to the extent they deem appropriate:

•       the effects of any action on any or all groups affected by the action, including shareholders, employees, suppliers, customers and creditors of the corporation, and upon communities in which offices or other establishments of the corporation are located;

•       the short-term and long-term interests of the corporation, including the benefits that the corporation may enjoy from its long-term plans and the possibility that these interests may be best served by the continued independence of the corporation;

•       the resources, intent and conduct, past, stated and potential, of any person seeking to acquire control of the corporation; and

•       all other pertinent factors.

Pennsylvania law also provides that, in considering the best interests of the corporation, the board of directors,

The DGCL does not have a similar provision.

	Exelon Shareholder Rights	NRG Stockholder Rights
committee of the board of directors and individual directors are not required to regard any corporate or other interest as dominant or controlling.

Derivative Suits	Under Pennsylvania law, a shareholder may maintain a derivative suit even if the shareholder was not a shareholder at the time of the alleged wrongdoing, if a court determines that a preliminary showing has been made that there is a strong prima facie case in favor of the claim and that serious injustice would result without such suit.	Under Delaware law, a stockholder may bring a derivative suit only if he or she was a stockholder at the time of the alleged wrongdoing or obtained the stock thereafter by operation of law and continues to hold such stock, including throughout the course of any litigation.

LEGAL MATTERS

The validity of the Exelon common stock offered by this prospectus/offer to exchange will be passed upon for Exelon by Ballard Spahr Andrews & Ingersoll, LLP, counsel to Exelon.

EXPERTS

The financial statements and financial statement schedule of Exelon Corporation and Exelon Corporation management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus/offer to exchange by reference to the Annual Report on Form 10-K of Exelon Corporation for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of NRG Energy, Inc. appearing in its Annual Report (Form 10-K) for the year ended December 31, 2007 (including schedules appearing therein), and NRG Energy, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 included therein, have been audited by an independent registered public accounting firm, as set forth in their reports thereon, included therein, and included and/or incorporated herein by reference. Pursuant to Rule 439 under the Securities Act, Exelon Corporation requires the consent of NRG Energy, Inc.’s independent auditors to incorporate by reference their audit report to NRG Energy, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2007 in this prospectus/offer to exchange. Exelon will request such consent from NRG Energy, Inc. If Exelon Corporation receives this consent, Exelon Corporation will promptly file it as an exhibit to Exelon Corporation’s registration statement on Form S-4 of which this prospectus/offer to exchange forms a part.

WHERE YOU CAN FIND MORE INFORMATION

Exelon and NRG file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Exelon and NRG file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. Exelon’s and NRG’s public filings also are available to the public from commercial document retrieval services and at the Internet website maintained by the SEC at http://www.sec.gov.

Exelon has filed a registration statement on Form S-4 to register with the SEC the offering and sale of shares of Exelon common stock to be issued in the offer and the second-step merger. This prospectus/offer to exchange is a part of that registration statement. As allowed by SEC rules, this prospectus/offer to exchange does not contain all of the information that you can find in the registration statement or the exhibits to the registration statement.

Exelon also filed with the SEC a tender offer statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act in connection with the offer. Such Schedule TO and any amendments to that documents are available for inspection and copying at the public reference room and website of the SEC referred to above.

NRG is required to file with the SEC a solicitation/recommendation statement on Schedule 14D-9 regarding the offer within ten business days from the date this offer was first published, sent or given to holders of NRG common stock and to disseminate that statement to holders of NRG common stock. Such Schedule 14D-9 and any amendments to that document are available for inspection and copying at the public reference room and website of the SEC referred to above.

Exelon also maintains a website at http://www.exeloncorp.com. You may access the foregoing Registration Statement on Form S-4 and Schedule TO and any amendments thereto filed with the SEC by Exelon, and Exelon’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC, free of charge at Exelon’s website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

The SEC allows Exelon to incorporate information into this prospectus/offer to exchange “by reference,” which means that Exelon can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus/offer to exchange, except for any information superseded by information contained directly in this prospectus/offer to exchange. This prospectus/offer to exchange incorporates by reference the documents set forth below that Exelon and NRG have previously filed with the SEC. These documents contain important information about Exelon and NRG and their financial condition.

Exelon Filings (File No. 001-16169):

Exelon Filing	Period
Annual Report on Form 10-K	Fiscal year ended December 31, 2007, as filed on February 7, 2008

The description of Exelon common stock set forth under the heading “Description of Exelon Capital Stock” in the joint proxy statement/prospectus contained in Exelon’s Registration Statement (File No. 333-37082) on Form S-4, filed on May 15, 2000, including all amendments and reports filed for the purpose of updating such description

Exelon Filing	Period
Quarterly Reports on Form 10-Q	• Fiscal quarter ended March 31, 2008, as filed on April 24, 2008

• Fiscal quarter ended June 30, 2008, as filed on July 23, 2008

• Fiscal quarter ended September 30, 2008, as filed on October 27, 2008

Current Reports on Form 8-K	Filed on:

• March 3, 2008

• March 24, 2008

• March 31, 2008

• May 20, 2008

• June 5, 2008

• June 10, 2008

• August 1, 2008

• August 21, 2008

• September 4, 2008

• September 10, 2008

• September 15, 2008

• September 16, 2008

• September 25, 2008

• October 2, 2008

• October 10, 2008

• October 20, 2008

• October 21, 2008

• November 10, 2008

NRG Filings (File No. 001-15891):

NRG Filing	Period

Annual Report on Form 10-K (except for the report of NRG’s independent public accountants contained therein which is not incorporated herein by reference because the consent of NRG’s independent public accountants has not yet been obtained nor has exemptive relief under Rule 437, promulgated under the Securities Act of 1933, as amended, been granted to Exelon by the SEC)	Fiscal year ended December 31, 2007, as filed on February 28, 2008

The description of the NRG’s common stock set forth in NRG’s Registration Statement on Form S-1, filed on April 19, 2000, as amended by including all amendments and reports filed for the purpose of updating such description

NRG Filing	Period
Quarterly Reports on Form 10-Q	• Fiscal quarter ended March 31, 2008, as filed on May 1, 2008

• Fiscal quarter ended June 30, 2008, as filed on August 1, 2008

• Fiscal quarter ended September 30, 2008, as filed on October 30, 2008

Current Reports on Form 8-K	Filed on:

• March 25, 2008

• April 7, 2008

• May 22, 2008

• September 5, 2008

• September 18, 2008

• October 20, 2008

• October 20, 2008

• November 4, 2008

• November 10, 2008

Exelon hereby incorporates by reference additional documents that either it or NRG may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus/offer to exchange to the termination of the offer. Nothing in this prospectus/offer to exchange shall be deemed to incorporate herein any information furnished but not filed with the SEC.

You may obtain any of these documents upon request to the information agent at its address set forth on the back cover of this prospectus/offer to exchange or from the SEC at the SEC’s Internet website at http://www.sec.gov.

IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM EXELON, PLEASE CONTACT THE INFORMATION AGENT NO LATER THAN DECEMBER 29, 2008, OR FIVE BUSINESS DAYS PRIOR TO THE EXPIRATION DATE, WHICHEVER IS LATER, TO RECEIVE THEM BEFORE THE EXPIRATION DATE OF EXELON’S OFFER. If you request any incorporated documents, the information agent will mail them to you by first-class mail, or other equally prompt means, within one business day of receipt of your request.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS/OFFER TO EXCHANGE OR TO WHICH EXELON HAS REFERRED YOU IN MAKING YOUR DECISION WHETHER TO TENDER YOUR SHARES OF NRG COMMON STOCK INTO EXELON’S OFFER. EXELON HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT DIFFERS FROM THAT CONTAINED IN THIS PROSPECTUS/OFFER TO EXCHANGE. THIS PROSPECTUS/OFFER TO EXCHANGE IS DATED NOVEMBER 12, 2008. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS/OFFER TO EXCHANGE IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE MAILING OF THIS PROSPECTUS/OFFER TO EXCHANGE TO STOCKHOLDERS NOR THE ISSUANCE OF SHARES OF EXELON COMMON STOCK IN EXELON’S OFFER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF EXELON

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Exelon are set forth below. References in this Schedule I to “Exelon” mean Exelon Corporation. Unless otherwise indicated below, the current business address of each director and executive officer is c/o Exelon Corporation, 10 South Dearborn Street, Chicago, Illinois 60603. Unless otherwise indicated below, the current business telephone of each director and executive officer is 800-483-3220. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Exelon. Except as described in this Schedule I, none of the directors or executive officers of Exelon listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All directors and executive officers listed below are citizens of the United States, except for Mr. McLean, who is a citizen of the United Kingdom.

Directors and Executive Officers of Exelon

Name	Title	Age	Present Principal Occupation and Five-Year Employment History
John W. Rowe	Chairman and Chief Executive Officer, Director	63	Mr. Rowe has been a director of Exelon since October 20, 2000. He has been Chairman and Chief Executive Officer of Exelon since November 2004, having served as Chairman and Chief Executive Officer since 2002 and as President from November 2002 through 2008. He previously served as Co-Chief Executive Officer of Exelon, and as Chairman, President and Chief Executive Officer of Unicom Corporation and Commonwealth Edison Company. He also serves as a director of Sunoco, Inc. and The Northern Trust Corporation. He also serves as a director of PECO Energy Company, an Exelon subsidiary.

John A. Canning, Jr.	Director	64	Mr. Canning has served as a director since August 1, 2008. He serves on the audit and compensation committees. He is the chairman and co-founder of Madison Dearborn Partners, LLC and a director and the chairman of the Federal Reserve Bank of Chicago. Mr. Canning is also a Commissioner of the Irish Pension Reserve Fund.

M. Walter D’Alessio	Director	74	Mr. D’Alessio has been a director of Exelon since October 20, 2000. He chairs the corporate governance committee and serves on the compensation committee. He serves as presiding director in the event the need arises and presides and leads the discussion when the non-management directors meet in executive session. He is Vice Chairman of NorthMarq Capital (a real estate investment banking firm) and is Senior Managing Director of NorthMarq Corporate Solutions (a real estate consulting group), positions that he has held since July 2003. Prior to that, he was the Chairman and CEO of Legg Mason Real Estate Services, Inc. from 1982 through July 2003. He is the chairman of the board of directors of Brandywine Real Estate Investment Trust, chairman of the board of Independence Blue Cross and a director of Pennsylvania Real Estate Investment Trust and PECO Energy Company, an Exelon subsidiary.

Name	Title	Age	Present Principal Occupation and Five-Year Employment History
Nicholas DeBenedictis	Director	63	Mr. DeBenedictis has been a director of Exelon since April 23, 2002. He chairs the energy delivery oversight committee and serves on the corporate governance and generation oversight committees. He is Chairman and Chief Executive Officer of Aqua America Inc., a water utility with operations in 12 states. He is also a director of Met-Pro Corporation, and P.H. Glatfelter, Inc.

Bruce DeMars	Director	73	Admiral DeMars has been a director of Exelon since October 20, 2000. He chairs the generation oversight committee and serves on the audit, corporate governance and energy delivery oversight committees. He is a Retired Admiral, United States Navy and former Director of the Naval Nuclear Propulsion Program. He is a director of Oceanworks International, Inc.

Nelson A. Diaz	Director	61	Judge Diaz has been a director of Exelon since January 27, 2004. He serves on the risk oversight, energy delivery oversight and generation oversight committees. He joined Cozen O’Connor, a Philadelphia based law firm, as Of Counsel in May 2007. He was previously a partner of Blank Rome LLP (a law firm), from March 2004 through May 2007, and from February 1997 through December 2001. He served as the City Solicitor for the City of Philadelphia from December 2001 through January 2004, and Judge of the Court of Common Pleas, First Judicial District of Pennsylvania, from 1981 to 1993. He also served as General Counsel, United States Department of Housing and Urban Affairs, from 1993 to 1997. He also serves as a director of PECO Energy Company, an Exelon subsidiary.

Sue L. Gin	Director	67	Ms. Gin has been a director of Exelon since October 20, 2000. She chairs the risk oversight committee and serves on the audit and corporate governance committees. She is the Founder, Owner, Chairman and CEO of Flying Food Group, LLC, an in-flight catering company. She is a director of Commonwealth Edison Company, an Exelon subsidiary, and Centerplate, Inc.

Rosemarie B. Greco	Director	62	Ms. Greco has been a director of Exelon since October 20, 2000. She is the chair of the compensation committee and serves on the energy delivery oversight committee. She has served as the director of the Governor’s Office of Health Care Reform for the Commonwealth of Pennsylvania since January 2003. She is also the founding principal of GRECOVentures Ltd., a private management consulting firm. She was formerly President of CoreStates Financial Corporation and former Director, President and CEO of CoreStates Bank, N.A. She is also a director of Sunoco, Inc., Pennsylvania Real Estate Investment Trust and a trustee of SEI I Mutual Funds, a subsidiary of SEI Investments, Co. She also serves as a director of PECO Energy Company, an Exelon subsidiary.

Name	Title	Age	Present Principal Occupation and Five-Year Employment History
Paul L. Joskow, Ph.D.	Director	61	Professor Joskow has been a director of Exelon since July 23, 2007. He serves on the audit, energy delivery oversight, and risk oversight committees. He became President of the Alfred P. Sloan Foundation on January 1, 2008. He is also the Elizabeth and James Killian Professor of Economics and Management at the Massachusetts Institute of Technology (MIT). He was Director of the MIT Center for Energy and Environmental Policy Research from 1999-2007. Professor Joskow joined the MIT faculty in 1972 and was head of the MIT Department of Economics from 1994-1998. Professor Joskow is a Fellow of the American Academy of Arts and Sciences. He has served on the U.S. Environmental Protection Agency’s (EPA) Acid Rain Advisory Committee, on the Environmental Economics Committee of EPA’s Science Advisory Board, and on the National Commission on Energy Policy. He is a director of TransCanada Corporation and a Trustee of the Putnam Mutual Funds.

John M. Palms, Ph. D.	Director	73	Dr. Palms has been a director of Exelon since October 20, 2000. He chairs the audit committee and serves on the corporate governance, risk oversight and generation oversight committees. He is Distinguished President Emeritus of the University of South Carolina and Distinguished University Professor Emeritus. He served as the President of the University of South Carolina from 1991 through June 2002, and as Distinguished University Professor from 2002 through 2007. He is the former President of Georgia State University and the former Vice-President for Academic Affairs and the Charles Howard Chandler Professor of Physics at Emory University. He is the chairman of the board of directors of Assurant Inc., and is also a director of Computer Task Group, Inc. and the Geo Group. In addition, Dr. Palms is the chairman of the board of trustees of the Institute for Defense Analyses, and was formerly a member of the National Nuclear Accreditation Board and the Advisory Council for the Institute of Nuclear Power Operations.

William C. Richardson, Ph. D.	Director	68	Dr. Richardson has been a director of Exelon since March 1, 2005. He serves on the audit, compensation, corporate governance and risk oversight committees. He served as the President and CEO of the W. K. Kellogg Foundation from 1995 through his retirement in July 2005. He also served as President of Johns Hopkins University from 1990 through 1995 and as executive vice president and provost of Pennsylvania State University. He is also a director of The Bank of New York Mellon Company, Inc. and a member of the Institute of Medicine, National Academy of Sciences.

Name	Title	Age	Present Principal Occupation and Five-Year Employment History
Thomas J. Ridge	Director	63	Governor Ridge has been a director of Exelon since May 2, 2005. He serves on the energy delivery oversight committee. He is President of Ridge Global LLC. He served as Secretary of the United States Department of Homeland Security from January 2003 through January 2005, and the Assistant to the President for Homeland Security (an Executive Office created by President Bush) from October 2001 through December 2002. He served as Governor of the Commonwealth of Pennsylvania from 1994 through October 2001. He is also a director of The Hershey Company and Vonage Holdings Corp. and PECO Energy Company, an Exelon subsidiary.

John W. Rogers, Jr.	Director	50	Mr. Rogers has been a director of Exelon since October 20, 2000. He serves on the corporate governance and risk oversight committees. He is the founder, Chairman and CEO of Ariel Investments, an institutional money management firm and serves as trustee of the Ariel Investment Trust. He is a director of Commonwealth Edison Company, an Exelon subsidiary. He is also a director of Aon Corporation and McDonald’s Corporation.

Stephen D. Steinour	Director	50	Mr. Steinour has been a director of Exelon since May 8, 2007. He serves on the audit, compensation and generation oversight committees. He is Chairman and Managing Partner of Cross Harbor Capital Partners, a private equity firm. He was President and CEO of Citizens Financial Group, Inc., a multi-state commercial bank holding company, a position that he held from 2006 through 2008. He served as vice chairman and chief executive officer of Mid-States regional banking from 2005 through 2006. Previously he was vice chairman and chief executive officer of Mid-Atlantic regional banking from 2001 to 2005.

Donald Thompson	Director	45	Mr. Thompson has been a director of Exelon since May 8, 2007. He serves on the energy delivery oversight and generation oversight committees. He is the President of McDonald’s USA. Previously he served as executive vice president and chief operating officer, McDonald’s USA, and as the executive vice president for McDonald’s restaurant solutions group and the president of McDonald’s West Division.

Frank M. Clark	Chairman and Chief Executive Officer, ComEd	63	Mr. Clark is the chairman and chief executive officer and a director of ComEd. Previously he was Executive Vice President and Chief of Staff of Exelon and President of ComEd from 2004 to 2005; Senior Vice President of Exelon and Executive Vice President of Exelon Energy Delivery and President of ComEd from 2003 to 2004; and Senior Vice President of Exelon Energy Delivery and President of ComEd from 2002 to 2003. He is a director of Waste Management, Inc. and Aetna, Inc.

Name	Title	Age	Present Principal Occupation and Five-Year Employment History
Christopher M. Crane	President and Chief Operating Officer, Exelon; President and Chief Operating Officer, Generation; President and Chief Executive Officer, AmerGen	50	Mr. Crane was named President and Chief Operating Officer of Exelon in September 2008. He also serves as President and Chief Operating Officer of Generation. Previously he was Senior Vice President of Exelon and President and Chief Nuclear Officer of the Exelon Nuclear division of Generation from 2004 to 2007, and Chief Operating Officer of Exelon Nuclear from 2003 to 2004 and Senior Vice President of Exelon Nuclear from 2000 to 2003.

Ruth Ann M. Gillis	Executive Vice President, Exelon; President, Exelon Business Services Company	54	Ms. Gillis is Executive Vice President of Exelon and President of Exelon Business Services Company (BSC). Previously she was Senior Vice President, Exelon and President of BSC from October 2005 through January 2008 and from April 2002 through July 2004. She was Executive Vice President of ComEd from August 2004 through September 2005. Ms. Gillis is a director of Potlatch Corporation.

Matthew F. Hilzinger	Senior Vice President and Chief Financial Officer, Exelon	45	Mr. Hilzinger is Senior Vice President and Chief Financial Officer of Exelon. He was Senior Vice President and Corporate Controller from 2005 through 2008, and Vice President and Corporate Controller from 2002 through 2005.

Ian P. McLean	Executive Vice President, Finance and Markets, Exelon	59	Mr. McLean is Executive Vice President of Finance and Markets. Prior to his current role, Mr. McLean was Executive Vice President, Exelon and President of the Exelon Power Team division of Generation from 2002 through 2008.

Elizabeth Anne Moler	Executive Vice President, Government and Environmental Affairs and Public Policy, Exelon	59	Ms. Moler has been Executive Vice President, Government and Environmental Affairs and Public Policy since 2002. Prior to joining Exelon in 2000, she was Deputy Secretary of the U.S. Department of Energy and Chair of the Federal Energy Regulatory Commission.

Name	Title	Age	Present Principal Occupation and Five-Year Employment History
Denis P. O’Brien	Executive Vice President, Exelon; President and CEO, PECO	48	Mr. O’Brien is Executive Vice President of Exelon and President and CEO of PECO. He was President of PECO from 2003 to 2007 and Executive Vice President of PECO from 2002 to 2003.

William A. Von Hoene, Jr.	Executive Vice President and General Counsel, Exelon	55	Mr. Von Hoene is Executive Vice President and General Counsel of Exelon. He was previously Senior Vice President and General Counsel from 2006 to 2008, Senior Vice President and Acting General Counsel from 2005 to 2006, Senior Vice President and Deputy General Counsel from 2004 to 2005 and Vice President and Deputy General Counsel from 2002 through 2004.

Andrea L. Zopp	Executive Vice President and Chief Human Resources Officer, Exelon	51	Ms. Zopp is Executive Vice President and Chief Human Resources Officer of Exelon. She was Senior Vice President and Chief Human Resources Officer from 2007 to 2008 and Senior Vice President, Human Resources from 2006 to 2007. She previously served as Senior Vice President, General Counsel and Corporate Secretary of Sears Holdings Corporation from 2003 to 2005 and as Vice President and Deputy General Counsel of Sara Lee Corporation from 2000 to 2003.

SCHEDULE II

DIRECTOR AND EXECUTIVE OFFICERS

OF EXELON XCHANGE

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of the director and each executive officer of Exelon Xchange are set forth below. Unless otherwise indicated below, the current business address of the director and each executive officer is c/o Exelon Corporation, 10 South Dearborn Street, Chicago, Illinois 60603. Unless otherwise indicated below, the current business telephone of the director and each executive officer is 800-483-3220. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Exelon Xchange. Except as described in this Schedule II, none of the director or executive officers of Exelon Xchange listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. The director and each executive officer listed below are citizens of the United States.

Directors and Executive Officers of Exelon Xchange

Name	Title	Age	Present Principal Occupation and Five-Year Employment History
Christopher M. Crane	Director; President	50

Mr. Crane was named President and Chief Operating Officer of Exelon in September 2008. He also serves as President and Chief Operating Officer of Generation. Previously he was Senior Vice President of Exelon and President and Chief Nuclear Officer of the Exelon Nuclear division of Generation from 2004 to 2007, and Chief Operating Officer of Exelon Nuclear from 2003 to 2004 and Senior Vice President of Exelon Nuclear from 2000 to

2003.

William A. Von Hoene, Jr.	Executive Vice President and General Counsel	55	Mr. Von Hoene is Executive Vice President and General Counsel of Exelon. He was previously Senior Vice President and General Counsel from 2006 to 2008, Senior Vice President and Acting General Counsel from 2005 to 2006, Senior Vice President and Deputy General Counsel from 2004 to 2005 and Vice President and Deputy General Counsel from 2002 through 2004.
Bruce G. Wilson	Senior Vice President and Deputy General Counsel	58	Mr. Wilson was named Senior Vice President and Deputy General Counsel of Exelon in August 2008. Mr. Wilson previously was Vice President and Deputy General Counsel of Exelon from January 2007 through July 2008, and Associate General Counsel of Exelon from September 2003 through December 2006.

Thomas R. Miller	Treasurer	48	Mr. Miller has been Vice President, Treasury of Exelon since 2002.

Katherine K. Combs	Secretary	58	Ms. Combs is Senior Vice President, Corporate Governance, Deputy General Counsel, and Corporate Secretary of Exelon. Ms. Combs previously was Vice President, Deputy General Counsel, and Corporate Secretary from 2000 through 2006.

ANNEX A

SECTION 262 OF THE DGCL

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (56 Laws 1967, ch. 50; 56 Laws 1967, ch. 186, § 24; 57 Laws 1969, ch. 148, §§ 27-29; 59 Laws 1973, ch. 106, § 12; 60 Laws 1976, ch. 371, §§ 3-12; 63 Laws 1981, ch. 25, § 14; 63 Laws 1981, ch. 152, §§ 1, 2; 64 Laws 1983, ch. 112, §§ 46-54; 66 Laws 1987, ch. 136, §§ 30-32; 66 Laws 1988, ch. 352, § 9; 67 Laws 1990, ch. 376, §§ 19, 20; 68 Laws 1992, ch. 337, §§ 3, 4; 69 Laws 1993, ch. 61, § 10; 69 Laws 1994, ch. 262, §§ 1-9; 70 Laws 1995, ch. 79, § 16, eff. July 1, 1995; 70 Laws 1995, ch. 186, § 1; 70 Laws 1995, ch. 299, §§ 2, 3, eff. Feb. 1, 1996; 70 Laws 1995, ch. 349, § 22, eff. July 1, 1996; 71 Laws 1997, ch. 120, § 15, eff. July 1, 1997; 71 Laws 1998, ch. 339, §§ 49 to 52, eff. July 1, 1998; 73 Laws 2001, ch. 82, § 21, eff. July 1, 2001; 76 Laws 2007, ch. 145, §§ 11-16, eff. July 17, 2007).

ANNEX B

SECTION 203 OF THE DGCL

§ 203. Business combinations with interested stockholders

(a) Notwithstanding any other provisions of this chapter, a corporation shall not engage in any business combination with any interested stockholder for a period of 3 years following the time that such stockholder became an interested stockholder, unless:

(1) Prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

(2) Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3) At or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

(b) The restrictions contained in this section shall not apply if:

(1) The corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by this section;

(2) The corporation, by action of its board of directors, adopts an amendment to its bylaws within 90 days of February 2, 1988, expressly electing not to be governed by this section, which amendment shall not be further amended by the board of directors;

(3) The corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by this section; provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation or bylaws must be approved by the affirmative vote of a majority of the shares entitled to vote. An amendment adopted pursuant to this paragraph shall be effective immediately in the case of a corporation that both (i) has never had a class of voting stock that falls within any of the 3 categories set out in subsection (b)(4) hereof, and (ii) has not elected by a provision in its original certificate of incorporation or any amendment thereto to be governed by this section. In all other cases, an amendment adopted pursuant to this paragraph shall not be effective until 12 months after the adoption of such amendment and shall not apply to any business combination between such corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. A bylaw amendment adopted pursuant to this paragraph shall not be further amended by the board of directors;

(4) The corporation does not have a class of voting stock that is: (i) Listed on a national securities exchange; or (ii) held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder;

(5) A stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder; and (ii) would not, at any time within the 3-year period immediately prior to a business combination between the corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership;

(6) The business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this paragraph; (ii) is with or by a person who either was not an interested stockholder during the previous 3 years or who became an interested stockholder with the approval of the corporation’s board of directors or during the period described in paragraph (7) of this subsection (b); and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than 1) who were directors prior to any person becoming an interested stockholder during the previous 3 years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the corporation (except for a merger in respect of which, pursuant to §251(f) of this title, no vote of the stockholders of the corporation is required); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in 1 transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation (other than to any direct or indirect wholly-owned subsidiary or to the corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the corporation. The corporation shall give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) of the 2nd sentence of this paragraph; or

(7) The business combination is with an interested stockholder who became an interested stockholder at a time when the restrictions contained in this section did not apply by reason of any of paragraphs (1) through (4) of this subsection (b), provided, however, that this paragraph (7) shall not apply if, at the time such interested stockholder became an interested stockholder, the corporation’s certificate of incorporation contained a provision authorized by the last sentence of this subsection (b).

Notwithstanding paragraphs (1), (2), (3) and (4) of this subsection, a corporation may elect by a provision of its original certificate of incorporation or any amendment thereto to be governed by this section; provided that any such amendment to the certificate of incorporation shall not apply to restrict a business combination between the corporation and an interested stockholder of the corporation if the interested stockholder became such prior to the effective date of the amendment.

(c) As used in this section only, the term:

(1) “Affiliate” means a person that directly, or indirectly through 1 or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(2) “Associate,” when used to indicate a relationship with any person, means: (i) Any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(3) “Business combination,” when used in reference to any corporation and any interested stockholder of such corporation, means:

(i) Any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with (A) the interested stockholder, or (B) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation subsection (a) of this section is not applicable to the surviving entity;

(ii) Any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in 1 transaction or a series of transactions), except proportionately as a stockholder of such corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation;

(iii) Any transaction which results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or of such subsidiary to the interested stockholder, except: (A) Pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of such corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (B) pursuant to a merger under §251(g) of this title; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of such corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of such corporation subsequent to the time the interested stockholder became such; (D) pursuant to an exchange offer by the corporation to purchase stock made on the same terms to all holders of said stock; or (E) any issuance or transfer of stock by the corporation; provided however, that in no case under items (C)-(E) of this subparagraph shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the corporation or of the voting stock of the corporation;

(iv) Any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

(v) Any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of such corporation), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in subparagraphs (i)-(iv) of this paragraph) provided by or through the corporation or any direct or indirect majority-owned subsidiary.

(4) “Control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary; Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this section, as an agent, bank, broker, nominee, custodian or trustee for 1 or more owners who do not individually or as a group have control of such entity.

(5) “Interested stockholder” means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person; provided, however, that the term “interested stockholder” shall not include (x) any person who (A) owned shares in excess of the 15% limitation set forth herein as of, or acquired such shares pursuant to a tender offer commenced prior to, December 23, 1987, or pursuant to an exchange offer announced prior to the aforesaid date and commenced within 90 days thereafter and either (I) continued to own shares in excess of such 15% limitation or would have but for action by the corporation or (II) is an affiliate or associate of the corporation and so continued (or so would have continued but for action by the corporation) to be the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such a person is an interested stockholder or (B) acquired said shares from a person described in item (A) of this paragraph by gift, inheritance or in a transaction in which no consideration was exchanged; or (y) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the corporation; provided that such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of paragraph (9) of this subsection but shall not include any other unissued stock of such corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(6) “Person” means any individual, corporation, partnership, unincorporated association or other entity.

(7) “Stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(8) “Voting stock” means, with respect to any corporation, stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall refer to such percentage of the votes of such voting stock.

(9) “Owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:

(i) Beneficially owns such stock, directly or indirectly; or

(ii) Has (A) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (B) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

(iii) Has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of subparagraph (ii) of this paragraph), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

(d) No provision of a certificate of incorporation or bylaw shall require, for any vote of stockholders required by this section, a greater vote of stockholders than that specified in this section.

(e) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all matters with respect to this section. (66 Laws 1988, ch. 204, § 1; 70 Laws 1995, ch. 79, §§ 8 to 10, eff. July 1, 1995; 73 Laws 2002, ch. 298, §§ 4 to 6, eff. July 1, 2002; 76 Laws 2007, ch. 145, § 2, eff. Aug. 1, 2007.)

Manually signed facsimile copies of the letter of transmittal will be accepted. The letter of transmittal and certificates for shares of NRG common stock and any other required documents should be sent to the exchange agent at one of the addresses set forth below:

The exchange agent for the offer is:

By Mail:	By Overnight Courier or By Hand:
Mellon Investor Services LLC	Mellon Investor Services LLC
Attn: Corporate Action Dept. 27th Floor	Attn: Corporate Action Department, 27th Floor
P.O. Box 3301 South Hackensack, NJ 07606	480 Washington Boulevard Jersey City, NJ 07310

By Facsimile

(for Guarantees of Delivery):

201-680-4626

For Facsimile Confirmation Call:

201-680-4860

Any questions or requests for assistance may be directed to the information agent or the dealer managers at their respective addresses or telephone numbers set forth below. Additional copies of this prospectus/offer to exchange, the letter of transmittal and the notice of guaranteed delivery may be obtained from the information agent at its address and telephone numbers set forth below. Holders of shares of NRG common stock may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the offer.

The information agent for the offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders May Call Toll-Free: 877-750-9501

Banks and Brokerage Firms May Call Collect: 212-750-5833

The dealer managers for the offer are:

Barclays Capital Inc. Equity Corporate Services	ABN AMRO Incorporated	UBS Securities LLC
745 Seventh Avenue	600 Steamboat Road	299 Park Avenue
New York, NY 10019	Greenwich, CT 06830	New York, NY 10171
Toll Free: 888-610-5877	Toll Free: 866-427-3673	Toll Free: 877-299-7215

Until the expiration of the offer, or any subsequent offering period, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus/offer to exchange.

PART II

Item 20. Indemnification of Directors and Officers.

Exelon is a Pennsylvania corporation. Chapter 17, Subchapter D of the Pennsylvania Business Corporation Law of 1988, as amended (“the PBCL”) contains provisions permitting indemnification of officers and directors of a business corporation incorporated in Pennsylvania. Sections 1741 and 1742 of the PBCL provide that a business corporation may indemnify directors and officers against liabilities and expenses he or she may incur in connection with a threatened, pending or completed civil, administrative or investigative proceeding by reason of the fact that he or she is or was a representative of the corporation or was serving at the request of the corporation as a representative of another enterprise, provided that the particular person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In general, the power to indemnify under these sections does not exist in the case of actions against a director or officer by or in the right of the corporation if the person otherwise entitled to indemnification shall have been adjudged to be liable to the corporation, unless it is judicially determined that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnification for the expenses the court deems proper. Section 1743 of the PBCL provides that the corporation must indemnify directors and officers against expenses actually and reasonably incurred by them in defending these actions if they are successful on the merits or otherwise in the defense of such actions.

Section 1746 of the PBCL provides that indemnification under the other sections of Subchapter D is not exclusive of other rights that a person seeking indemnification may have under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, whether or not the corporation would have the power to indemnify the person under any other provision of law. However, Section 1746 prohibits indemnification in circumstances where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

Section 1747 of the PBCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a representative of another enterprise, against any liability asserted against such person and incurred by him or her in that capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify the person against such liability under Subchapter D.

Exelon’s Amended and Restated Bylaws provide that it is obligated to indemnify directors and officers and other persons designated by the board of directors against any liability, including any damage, judgment, amount paid in settlement, fine, penalty, cost or expense (including, without limitation, attorneys’ fees and disbursements) in connection with any proceeding. Exelon’s Amended and Restated Bylaws provide that no indemnification shall be made where the act or failure to act giving rise to the claim for indemnification is determined by arbitration or otherwise to have constituted willful misconduct or recklessness or attributable to receipt from Exelon of a personal benefit to which the recipient is not legally entitled.

As permitted by PBCL Section 1713, Exelon’s Amended and Restated Bylaws provide that directors generally will not be liable for monetary damages in any action, whether brought by shareholders directly or in the right of Exelon or by third parties, unless they fail in the good faith performance of their duties as fiduciaries (the standard of care established by the PBCL), and such failure constitutes self-dealing, willful misconduct or recklessness.

Exelon has purchased directors’ and officers’ liability insurance.

Item 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

See the Exhibit Index.

(b) Financial Statement Schedules.

None.

(c) Reports, Opinions and Appraisals.

None.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Chicago, State of Illinois, on November 12, 2008.

EXELON CORPORATION

By:	/s/ JOHN W. ROWE
John W. Rowe
Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints John W. Rowe and William A. Von Hoene, Jr., jointly and severally, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date
By:	/s/ JOHN W. ROWE	Chairman and Chief Executive Officer	November 12, 2008
	John W. Rowe	(Principal Executive Officer)

By:	/s/ MATTHEW F. HILZINGER Matthew F. Hilzinger	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	November 12, 2008

By:	/s/ DUANE DESPARTE	Vice President and Corporate Controller	November 12, 2008
	Duane DesParte	(Principal Accounting Officer)

By:	/s/ JOHN A. CANNING, JR.	Director	November 12, 2008
John A. Canning, Jr.

By:	/s/ M. WALTER D’ALESSIO	Director	November 12, 2008
M. Walter D’Alessio

By:	/s/ NICHOLAS DEBENEDICTIS	Director	November 12, 2008
Nicholas DeBenedictis

By:	/s/ BRUCE DEMARS	Director	November 12, 2008
Bruce DeMars

By:	/s/ NELSON A. DIAZ	Director	November 12, 2008
Nelson A. Diaz

By:	/s/ SUE LING GIN	Director	November 12, 2008
Sue Ling Gin

By:	/s/ ROSEMARIE B. GRECO	Director	November 12, 2008
Rosemarie B. Greco

By:	/s/ PAUL L. JOSKOW, PH.D.	Director	November 12, 2008
Paul L. Joskow, Ph.D.

By:	/s/ JOHN M. PALMS, PH.D.	Director	November 12, 2008
John M. Palms, Ph.D.

By:	/s/ WILLIAM C. RICHARDSON, PH.D.	Director	November 12, 2008
William C. Richardson, Ph.D.

	Signature	Title	Date
By:	/s/ THOMAS J. RIDGE	Director	November 12, 2008
Thomas J. Ridge

By:	/s/ JOHN W. ROGERS, JR.	Director	November 12, 2008
John W. Rogers, Jr.

By:	/s/ STEPHEN D. STEINOUR	Director	November 12, 2008
Stephen D. Steinour

By:	/s/ DONALD THOMPSON	Director	November 12, 2008
Donald Thompson

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
4.1	Amended and Restated Articles of Incorporation of Exelon Corporation, as amended on May 29, 2007 (incorporated by reference to Exhibit 3.1.2 to Form 10-Q for the quarter ended September 30, 2008, filed on October 27, 2008).

4.2	Amended and Restated Bylaws of Exelon Corporation (incorporated by reference to Exhibit to Exhibit 3.1 to Form 8-K dated September 23, 2008, filed on September 25, 2008).

5.1	Opinion of Counsel

8.1	Opinion of Counsel regarding Tax Matters

12.1	Computation of Ratio of Earnings to Fixed Charges.

23.1	Consent of PricewaterhouseCoopers LLP

24.1	Power of Attorney (included on the signature pages hereto).

99.1	Form of Letter of Transmittal.

99.2	Form of Notice of Guaranteed Delivery.

99.3	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

99.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99.5	Form of Letter to clients to be used by brokers, dealers, commercial banks, trust companies and other nominees.

99.6	Summary Advertisement.

99.7	Letter dated November 12, 2008 from John W. Rowe, Chairman and Chief Executive Officer of Exelon Corporation, addressed to stockholders of NRG Energy, Inc.

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